SINCLAIR

ANNUAL
REPORT
2023

Dear Fellow Shareholders,

Sinclair, along with the entire broadcast industry, concluded 2023 amidst dynamic shifts, setting the stage for what we anticipate will be another transformative year in 2024. As a trailblazer and influencer in the industry's ongoing evolution, Sinclair remains at the forefront, driving the next phase of broadcasting. Through our leadership in NextGen Broadcast, distinctive programming assets, and a commitment to delivering compelling content across all platforms, we are steering both Sinclair and the broader broadcast industry towards a future of innovation and growth.

In 2023, a sense of caution pervaded investors' attitudes toward broadcasters. Heightened concerns about the core advertising environment due to recessionary fears and apprehensions regarding retransmission revenues amid increasing subscriber churn weighed on investors' minds. While these concerns were not entirely baseless, we believe they were, in several meaningful ways, overblown by many in the financial markets.

In addition, 2023 saw the creation of Sinclair Ventures, a portfolio of assets that includes Tennis Channel; Compulse, our digital marketing platform; and our investment portfolio. The separation of Ventures from the Local Media segment allows for significantly greater financial and operational flexibility going forward as we look to drive higher returns from these assets that will accrue to the company's stakeholders over the coming years. However, we remain a broadcast company at our core, so I want to first take some time to address the results and strategy in our Local Media segment.

2023 Advertising Revenue and 2024 Outlook

- Core advertising grew 3.2% in 2023, leading our publicly-traded broadcast peer group
- Home-related services categories such as home repair, home builders and realtors performed well during the year, as did the automotive and legal categories
- We expect record political advertising revenue in 2024, exceeding our $350 million political revenue booked in 2020 (excluding Georgia run-off election)

For 2023, we outpaced our publicly traded TV broadcast peers on core advertising revenue growth. Notably, we outperformed our broadcast cohorts in almost every quarter throughout the year. While year-over-year total advertising trends were, as expected, lower on the lack of meaningful political revenues given that 2022 was a mid-term election year, the $43 million in political revenues we reported in 2023 was a record amount for us in an off-cycle political year. We believe this bodes well for the 2024 presidential election year in which we are estimating a record level of political revenues, exceeding our 2020 prior record of $350 million.

We believe our advertising outperformance is a function of our focus on creating multi-platform content to drive not only unique impressions but keeping users on our platforms for longer periods of time as we engage with them in new and exciting ways. Whether through our local TV channels, digital product offerings, various social media applications, TV station websites, podcasts, newsletters and many more delivery methods, we are driving engagement everywhere our viewers, readers and listeners are. And the more engaged people are with our content, the more valuable it becomes.

To maximize the revenue value of our content offerings, we continue to invest in sales tools. The introduction of a unified ad sales platform provides a seamless integration through the sales process from prospecting to close, presenting substantial efficiency gains for our sales teams and a smoother user experience for our clients.

Compulse is helping Sinclair lead the way in digital advertising revenue growth, providing differentiation through an integrated approach to advertising. Our customers are able to seamlessly blend linear advertising with a digital advertising program, which creates a stronger and more efficient advertising campaign.

We also have category-specific advertising tools for our client base, such as Drive Auto, which allows our automotive customers access to industry-specific advertising recommendations. As a result, our customers can tailor-make a specific advertising approach for their business, using the best practices of other automotive customers from across the country. We are also testing the use of generative AI to enhance sales prospecting and presentation velocity, harnessing technology to create detailed prospect profiles and construct personalized communications. Additionally, our yield management tools allow our marketing teams to manage commercial spot inventory in real-time at optimal prices to maximize ad revenue. Lastly, in mid-January 2024 we announced a settlement with Diamond Sports Group, our regional sports network (RSN) holding company that filed for bankruptcy in early-2023. The settlement removes a significant distraction for management and allows us to more fully focus on our future plans for our Local Media and Ventures business units. We believe the survival of the RSN business model is a positive for the traditional pay-TV ecosystem, including broadcasters, as linear sports programming remains one of the strongest lynchpins of the current pay-TV business model, and we look forward to working with Diamond Sports for the foreseeable future.

2023 Distribution Revenue and 2024 Outlook

- 4 of 5 network affiliation agreements are locked in place through late-2026
- Nearly all traditional Big 4 network subscribers are on agreements that expire by the end of 2024

While the media landscape is changing in meaningful ways, our distinctive local news and sports content ensures we remain a vital player in the ecosystem. The persistent subscriber churn on multichannel video programming distributors platforms (MVPDs) has been a focal point of investors' concerns across the media industry. While we, too, are facing this reality, our 2023 year-over-year net distribution revenues were further impacted by the timing of our upcoming renegotiation cycle which saw very few distributor contracts up for renewal. However, that reverses itself in 2024 when virtually all major linear distribution agreements are set to renew. As such, we expect mid-single digit net retransmission growth on a two-year CAGR basis from 2023 through 2025 stemming from the enduring appeal of our high-demand and distinctive local news and sports content, which consistently fosters robust and loyal viewership.

For example, 43% of our viewer impressions across our station portfolio are driven by Sinclair content such as local news and syndicated programming, as opposed to network content such as prime-time programming and other national broadcasts. We have also been pleased with several developments in recent large carriage agreements that we believe will strengthen the relative value of the pay-TV bundle going forward. In particular, the recent Charter-Disney carriage agreement contains several provisions that highlight the value of the traditional pay-TV bundle relative to streaming direct-to-consumer (DTC) content. Notably, Disney's DTC platforms, including Disney Plus and ESPN Plus, are now incorporated into Charter's current pay-TV packages. In addition, the agreement allows Charter to drop some of Disney's lower-rated, undifferentiated cable channels from its bundles. We believe these developments reduce consumer reasons to leave traditional pay-TV bundles and increase the consumer's overall relative value received, which should lead to meaningful churn reduction of linear pay-TV subscribers over time.

In addition, broadcasters are financially important to all of the major industry players. Broadcast networks receive approximately $1 billion annually in network compensation from their affiliate station groups, as well as significant additional advertising, branding and reach benefits. In fact, 97 of the top-100 most-watched telecasts in 2023, including 93 NFL games, were on broadcast television; content that is also important to the pay-TV bundle's ability to attract and retain subscribers. As evidenced above, broadcast TV is also crucially important to the various sports leagues, most notably the NFL, that want to maximize both revenue and reach of their content. The NFL is the most obvious example of recognizing the tremendous benefit of the nationwide distribution on free over-the-air channels.

In fact, Super Bowl LVIII set a viewership record in February of this year, with 123.7 million viewers, making it the most-watched telecast in U.S. history, with an estimated 112 million viewers on CBS alone, which represents the highest single audience on any one network in U.S. history. Our 30 CBS affiliate stations played a significant role in delivering the game broadcasts and helped to contribute to the record-breaking audience, underscoring the importance of broadcast television.

Entertaining our viewers goes beyond network-provided content. Our growth networks—Comet, CHARGE!, TBD. and The Nest—are growing viewership, adding programming, and expanding their reach. Notably, CHARGE!, our action-based network, achieved a remarkable 28% increase in average daily viewers over 2022, marking the highest growth rate of any digital broadcast network in the country last year.

In summary, it continues to be our view that the relative value of the traditional pay-TV bundle, as compared to a la carte DTC offerings with their steady streams of increasing prices, has never been greater than it is today, and the environment is beginning to shift in favor of the pay-TV bundle; a platform that relies on broadcast content such as that carried by Sinclair stations.

NextGen Broadcast

Just as distribution agreements provided new revenue growth for the industry when we executed the first cable distribution agreement in 2005, we believe the same can be achieved with NextGen Broadcast. NextGen broadcasting harnesses our TV spectrum to bring forth a range of advancements beyond superior video such as enhanced GPS accuracy (capable of pinpointing locations within centimeters), fully interactive television, datacasting, the capability to offer additional multicast channels, targeted advertising, and spectrum leasing to mobile service providers including automotive applications. Early applications focus on data distribution, establishing a competitive infrastructure and platform integration for high-demand mobile applications. Industry estimates suggest that NextGen could generate at least $7 billion in incremental revenues by 2030. Sinclair is driving this transformative technology, actively demonstrating its practical applications with our partners.

True to our history of leadership and adaptability, Sinclair proactively embraces the evolution represented by NextGen. Currently, NextGen reaches over 75% of the nation's total TV viewers and is available in half of our 86 local markets nationwide.

Sinclair Ventures

In an effort to unlock shareholder value, in 2023 we closed on a corporate reorganization by which Sinclair, Inc. became the publicly-traded parent of Sinclair Broadcast Group, which holds the pure-play local media assets of the company, and Sinclair Ventures, which holds the company's non-local media assets, including Tennis Channel, Compulse, and our investment portfolio. The reorganization provides investors with greater transparency of financial results and disclosures on the value drivers of our business, increases both operational and financial flexibility for creating value within the company, and frees Ventures to raise debt or equity financing to grow its assets.

One such example of a key asset within our Ventures portfolio is Tennis Channel, which continues to excel with increased audiences across key demographics and overall viewership. The coverage of Roland Garros in late-May and early-June, featuring over 2,000 hours of coverage, set record viewership for the linear channel, T2, and our live and video-on-demand (VOD) subscription service, Tennis Channel Plus. Tennis Channel's average audience surged by 20% year-over-year in total viewers, outperforming all other English-language sports networks. Tennis Channel also unveiled its e-commerce store, TennisShop.com, in early-June in collaboration with racquet-sports equipment e-tailer Tennis-Point. Furthermore, Tennis Channel maintains its commitment to growth initiatives, including distribution in eight countries outside of the U.S., T2, the network's DTC offering, and pickleball. We anticipate Tennis Channel to sustain robust growth metrics in the months and years ahead.

Ventures' investment portfolio holds minority interests in real estate, private equity, and direct investments, and has an estimated market value of $1.2B, inclusive of the cash position at Ventures, as of December 31, 2023. While the portfolio has generated internal rates of return over the past 10 years of 17%, we believe that value is not reflected in our current stock price, despite having realized returns in excess of 21% for investments that we have exited over the past two years. As a result, we intend to exit the minority holdings over time and redeploy the cash into wholly-owned and majority-owned investments where we can better control the outcomes, and which will be reflected in our consolidated financial results.

Commitment to the Communities We Serve

Serving our local communities is part of our daily unwavering commitment to bring highly relevant and differentiated content and outreach to our communities. In fact, we received 260 regional awards for outstanding local news coverage and 16 national awards, including 67 regional Emmy awards, 24 regional Edward R. Murrow awards and 1 national Edward R. Murrow award in 2023. Our content centers continue to produce compelling multi-platform content that is making a difference in our communities. Our continued investment in local news has allowed many of our stations to remain ranked by audience and unique website users as the number one or two local newscast in their market, both on linear and digital platforms. And we are not stopping there.

Guided by our ARC (Authentic, Relevant, Community-Driven) focus in our local content centers, we are focusing not only on protecting the audience we have today, but on growing the audience for tomorrow. Our operational goal is to leverage our local news gathering operations with new ways to expand our audience. While each market is different, we are exploring opportunities such as launching News FAST channels (free ad supported TV), expanding The National Desk programming, launching new blogs and podcasts that will tailor to specific audiences (those that like true crime stories, for example), and many other strategies to help drive increased engagement. Our goal is to continue to enrich local lives in all of our markets by offering differentiated content on multiple delivery platforms to be able to expand and deepen our relationships with our customers.

Our community-based efforts do not just stop with our news assets. In 2023, we made substantial progress in corporate sustainability, highlighted by the release of our first annual ESG report, offering stakeholders valuable insights into the company's sustainability practices. On the environmental front, we have accelerated actions within our organization to lessen our use of electricity over time and to measure and eventually report on our electricity usage. Our sustainability group is tasked with finding ways to help lower our carbon footprint through lowering our electricity consumption, purchasing greener supplies, and recycling. Several such initiatives are the efforts we are undertaking in proactively replacing our existing less efficient lighting with LED lighting, replacing HVAC equipment with higher efficiency models, and exploring solar energy, battery farms, and electric vehicles as other ways our company can reduce its reliance on energy sources that result in emissions of greenhouse gasses that are harmful to the environment. Since 2017, we have installed 131 new, energy efficient television transmitters, which are typically 25% more energy efficient than the units that they replace and generate less waste heat, and are currently installing, or have plans to install, an additional 24 during 2024 and 2025. Throughout the organization, we are seeking to reduce the use of paper products and, whenever possible, recycling paper, electronics, and other items.

Through collaboration with a third-party vendor, we took a significant step in quantifying and comprehending scope 1 and 2 emissions, establishing a crucial foundation for future emission reduction efforts. In governance, we revamped various policies, introducing an equity clawback policy, enhancing our Code of Conduct, and aligning with International Labor Organization guidelines. As a company, we remain steadfast in upholding corporate sustainability as a guiding principle in all our business decisions.

In addition, our commitment to being a positive influence in our markets led to our first-ever company-wide Day of Service in April. As part of this effort, we had almost 1,700 employees volunteer their time to provide over 4,800 hours of service. They collected almost 6,000 pounds of trash, prepared approximately 6,500 meals, packaged over 12,000 boxes of baby products and 26,000 boxes of food.

In addition, we helped raise more than $29 million for non-profit organizations, schools, community agencies, local disaster relief and other charitable contributions in 2023, while donating 124,000 minutes of on-air promotional time across our 86-market footprint. We collected over 2.3 million pounds of food which provided more than 230,000 meals, and collected 95,000 toys, 3,700 units of blood and more than 642,000 diapers during the year. Our Annual Diversity Scholarship program has provided more than $300,000 in tuition assistance since 2013. Sinclair remains committed to supporting our neighbors and building our communities, and generously giving our time, talent, and financial resources to benefit our local communities.

Driving Significant Stakeholder Value Through Returns of Cash

Building on a legacy of value creation, we remain committed to rewarding our stakeholders through a consistent return of capital policy; a strategy aimed at driving robust returns for both debt and equity holders. The maximization of value for all company stakeholders continues to be a key focus for our management.

In 2023, we generated $234 million of adjusted free cash flow, and directly returned $218 million of that to our shareholders via cash dividends and share repurchases during the year, representing a 93% payout ratio. In addition, we repurchased $64 million of debt during the year, with a cash outlay of $49 million. We remain steadfastly committed to all of our stakeholders.

While we continue to believe that today's current valuations do not reflect the full intrinsic value of our robust set of assets, we are confident that the new holding company structure will unlock unrecognized value in Sinclair, enhance the efficiency and effectiveness of Sinclair's different business strategic plans and operations, and provide structural flexibility for the growth of our current and potential future media and non-media businesses.

The Past is Prologue

In 1967, my father, Julian Sinclair Smith, applied for, and was granted, a construction permit for a new UHF television station in Baltimore. Four years later, on April 11, 1971, he launched WBFF-TV, which not only remains our flagship station to this day but is also an award-winning local news organization.

Our commitment to innovation has been a constant thread throughout our journey. We pioneered the concept of the local marketing agreement in 1991 to facilitate the acquisition of a station in Pittsburgh. In March 2005, we led the industry by executing the country's first per subscriber fee cable retransmission consent agreement, and now have helped develop and usher in NextGen broadcast globally.

Throughout our history, we have exemplified innovative operational and technological leadership. As the media industry undergoes continuous evolution, we remain confident in our ability to stay at the forefront of leadership and innovation across the company and the wider broadcast industry.

We thank our employees, our Board of Directors, and all stakeholders for their steadfast support as we navigate towards our future successes.



David D. Smith
Chairman of the Board and Executive Chairman

SINCLAIR, INC.
SINCLAIR BROADCAST GROUP, LLC
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2023
TABLE OF CONTENTS

GENERAL

This combined report on Form 10-K is filed by both Sinclair, Inc. ("Sinclair") and Sinclair Broadcast Group, LLC ("SBG"). Certain information contained in this document relating to SBG is filed by Sinclair and separately by SBG. SBG makes no representation as to information relating to Sinclair or its subsidiaries, except as it may relate to SBG and its subsidiaries. References in this report to "we," "us," "our," the "Company" and similar terms refer to Sinclair and its consolidated subsidiaries, including SBG, unless context indicates otherwise. As described under *Company Reorganization* in *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within *Sinclair's Consolidated Financial Statements* below, upon consummation of the Reorganization (as defined therein) on June 1, 2023, Sinclair became the successor issuer to Sinclair Broadcast Group, Inc. ("Old Sinclair"), which, immediately following the Reorganization was converted into a limited liability company. SBG files reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") solely to comply with Section 1018(a) of the indenture governing the 5.125% Senior Notes due 2027 of Sinclair Television Group, Inc. ("STG"), a wholly-owned subsidiary of SBG. References to SBG herein may also include its predecessor, Old Sinclair, as context indicates.

BUSINESS

Sinclair, Inc. ("Sinclair"), a Maryland corporation formed in 2022, is the parent company of Sinclair Broadcast Group, LLC ("SBG"), a Maryland limited liability company, which formed from the conversion of Sinclair Broadcast Group, Inc. ("Old Sinclair"), a Maryland corporation founded in 1986, to a Maryland limited liability company in 2023. Refer to *Company Reorganization* below. Sinclair is a diversified media company with national reach and a strong focus on providing high-quality content on our local television stations, digital platform, and, prior to the Deconsolidation (as defined below under *Local Sports below*), regional sports networks. The content, distributed through our broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by us and our owned networks, and professional sports. Additionally, Sinclair owns digital media companies that are complementary to our extensive portfolio of television station related digital properties and has interests in, owns, manages, and/or operates technical and software services companies, research and development companies for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

Sinclair and SBG's principal executive offices are located at 10706 Beaver Dam Road, Hunt Valley, Maryland 21030, their telephone number is (410) 568-1500, and Sinclair's website address is www.sbgi.net. The information contained on, or accessible through, Sinclair's website is not part of this Annual Report on Form 10-K and is not incorporated herein by reference.

Company Reorganization

On April 3, 2023, Old Sinclair, entered into an Agreement of Share Exchange and Plan of Reorganization (the "Share Exchange Agreement") with Sinclair, and Sinclair Holdings, LLC, a Maryland limited liability company ("Sinclair Holdings"). The purpose of the transactions contemplated by the Share Exchange Agreement was to effect a holding company reorganization in which Sinclair would become the publicly-traded parent company of Old Sinclair.

Effective at 12:00 am Eastern U.S. time on June 1, 2023 (the "Share Exchange Effective Time"), pursuant to the Share Exchange Agreement and Articles of Share Exchange filed with the Maryland State Department of Assessments and Taxation, the share exchange between Sinclair and Old Sinclair was completed (the "Share Exchange"). In the Share Exchange, (i) each share or fraction of a share of Old Sinclair's Class A common stock, par value $0.01 per share ("Old Sinclair Class A Common Shares"), outstanding immediately prior to the Share Exchange Effective Time was exchanged on a one-for-one basis for an equivalent share of Sinclair's Class A common stock, par value $0.01 per share ("Sinclair Class A Common Shares"), and (ii) each share or fraction of a share of Old Sinclair's Class B common stock, par value $0.01 per share ("Old Sinclair Class B Common Shares"), outstanding immediately prior to the Share Exchange Effective Time was exchanged on a one-for-one basis for an equivalent share of Sinclair's Class B common stock, par value $0.01 per share ("Sinclair Class B Common Shares").

Immediately following the Share Exchange Effective Time, Old Sinclair converted from a Maryland corporation to SBG, a Maryland limited liability company. On the day following the Share Exchange Effective Time (June 2, 2023), Sinclair Holdings became the intermediate holding company between Sinclair and SBG, and SBG transferred certain of its assets (the "Transferred Assets") to Sinclair Ventures, LLC, a new indirect wholly-owned subsidiary of Sinclair ("Ventures"). We refer to the Share Exchange and the related steps described above collectively as the "Reorganization." The Transferred Assets included technical and software services companies, intellectual property for the advancement of broadcast technology, and other media and non-media related businesses and assets including real estate, venture capital, private equity, and direct investments, as well as Compulse, a marketing technology and managed services company, and Tennis Channel and related assets. As a result of the Reorganization, the local media segment assets are owned and operated by SBG and the assets of the tennis segment and the remaining Transferred Assets are owned and operated by Ventures.

At the Share Exchange Effective Time, Sinclair's articles of incorporation and bylaws were amended and restated to be the same in all material respects as the existing articles of incorporation and bylaws of Old Sinclair immediately prior to the Share Exchange. As a result, the Sinclair Class A Common Shares confer upon the holders thereof the same rights with respect to Sinclair that the holders of the Old Sinclair Class A Common Shares had with respect to Old Sinclair, and the Sinclair Class B

Common Shares confer upon the holders thereof the same rights with respect to Sinclair that the holders of the Old Sinclair Class B Common Shares had with respect to Old Sinclair. Sinclair's Board of Directors (the "Board"), including its committees, and senior management team immediately after the Share Exchange were the same as Old Sinclair's immediately before the Share Exchange.

SEGMENTS

As of December 31, 2023, Sinclair had two reportable segments, local media and tennis, and SBG had one reportable segment, local media. Prior to the Deconsolidation, Sinclair and SBG had one additional reportable segment, local sports. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within the *Consolidated Financial Statements*. Sinclair and SBG's local media segment is comprised of our television stations, which are owned and/or operated by SBG's wholly-owned subsidiary, Sinclair Television Group, Inc. ("STG") and its direct and indirect subsidiaries, original networks and content. Sinclair's tennis segment primarily consists of Tennis Channel, a cable network which includes coverage of many of tennis' top tournaments and original professional sports and tennis lifestyle shows. Sinclair's and SBG's local sports segment was comprised of our regional sports networks, which are owned and operated by our subsidiary, Diamond Sports Group, LLC ("DSG") and its direct and indirect subsidiaries. Sinclair also earns revenues from digital and internet services, technical services, and non-media investments, included within "other". Other is not a reportable segment for either Sinclair or SBG, but is included for reconciliation purposes.

Local Media

As of December 31, 2023, Sinclair's and SBG's local media segment primarily consisted of our broadcast television stations, original networks, and content. We own, provide programming and operating services pursuant to local marketing agreements ("LMA"), or provide sales services and other non-programming operating services pursuant to other outsourcing agreements (such as joint sales agreements ("JSA") and shared services agreements ("SSA")) to 185 stations in 86 markets. These stations broadcast 640 channels, including 236 channels affiliated with primary networks or program service providers comprised of: FOX (55), ABC (40), CBS (30), NBC (25), CW (47), and MyNetworkTV ("MNT") (39). Solely for the purpose of this report, these 185 stations and 640 channels are referred to as "our" stations and channels, and the use of such term shall not be construed as an admission that we control such stations or channels. Refer to our *Television Markets and Stations* table later for more information.

Our local media segment provides free over-the-air programming to television viewing audiences for stations in markets located throughout the continental United States, as well as distributes the content of these stations to MVPDs for distribution to their customers in exchange for contractual fees. The programming that we provide on our primary channels consists of network provided programs, locally-produced news, local sporting events, programming from program service arrangements, syndicated entertainment programs, and internally originated programming. We provide live, local sporting events on many of our stations by acquiring the local television broadcast rights for these events or through our relationship with national networks.

We are one of the nation's largest producers of local news. We produce more than 2,400 hours of news per week at 115 stations in 73 markets. For the year ended December 31, 2023, our stations were awarded 276 journalism awards, including 24 regional and one National RTDNA Edward R. Murrow awards, and 67 regional Emmy awards.

We also own and operate various networks carried on distribution platforms owned by us or others, including: The Nest, our new, free over-the-air national broadcast TV network, launched in October 2023, comprised of home-improvement, true-crime, factual reality series, and celebrity driven family shows; Comet, our science fiction network; CHARGE!, our adventure and action-based network; and TBD, the first multiscreen TV network in the U.S. market to bring premium internet-first content to TV homes across America.

Our internally developed content, in addition to our local news, includes our original news program, The National Desk ("The National Desk"), and Full Measure with Sharyl Attkisson ("Full Measure"), our national Sunday morning investigative and political analysis program.

Our local media segment derives revenue primarily from the sale of advertising inventory on our television stations and fees received from Distributors, which includes distributors that distribute multiple television channels through the internet without supplying their own data transport infrastructure, as well as other over-the-top ("OTT") distributors that deliver live and on-demand programming, for the right to distribute our channels on their distribution platforms. We also earn revenues by selling digital advertisements on third-party platforms, providing digital content to non-linear devices via websites, mobile, and social media advertisements, and providing digital marketing services. Our objective is to meet the needs of our advertising customers by delivering significant audiences in key demographics. Our strategy is to achieve this objective by providing quality local news programming, popular network, syndicated and live sports programs, and other original content to our viewing audience. We attract most of our national television advertisers through national marketing representation firms. Our local television advertisers are primarily attracted through the use of a local sales force at each of our television stations.

Our local media operating results are subject to cyclical fluctuations from political advertising. Political spending has been significantly higher in the even-number years due to the cyclicality of political elections. In addition, every four years, political spending is typically elevated further due to the advertising related to the presidential election. Because of the political election cyclicality, there has been a significant difference in our operating results when comparing even-numbered years' performance to the odd numbered years' performance. Additionally, our operating results are impacted by the number and importance of individual political races and issues discussed on a national level as well as those within the local communities we serve. We believe political advertising will continue to be an important advertising category in our industry. Political advertising levels may increase further as political-activism, around social, political, economic, and environmental causes continue to draw attention and Political Action Committees ("PACs"), including so-called Super PACs, continue to increase spending.

Television Markets and Stations. As of December 31, 2023, our local media segment owns and operates or provides programming and/or sales and other shared services to television stations in the following 86 markets:

Market	Market Rank (a)	Number of Channels	Stations	Network Affiliation (b)
Washington, D.C.	9	6	WJLA, WDCO-CD, WIAV-CD	ABC
Seattle / Tacoma, WA	13	6	KOMO, KUNS	ABC, CW
Minneapolis / St. Paul, MN	15	6	WUCW	CW
Raleigh / Durham, NC	22	7	WLFL, WRDC	CW, MNT
Portland, OR	23	7	KATU, KUNP	ABC
St. Louis, MO	24	4	KDNL	ABC
Nashville, TN	26	10	WZTV, WUXP, WNAB(d)	FOX, MNT, CW
Salt Lake City, UT	27	10	KUTV, KMYU, KJZZ, KENV(d)	CBS, MNT, IND
Pittsburgh, PA	28	7	WPGH, WPNT	FOX, CW, MNT
Baltimore, MD	29	8	WBFF, WNUV(c), WUTB(d)	FOX, CW, MNT
San Antonio, TX	31	10	KABB, WOAI, KMYS(d)	FOX, NBC, CW
Columbus, OH	33	9	WSYX, WWHO(d), WTTE(c)	ABC, CW, MNT, FOX
Austin, TX	35	2	KEYE	CBS
Asheville, NC / Greenville, SC	36	8	WLOS, WMYA(c)	ABC, MNT
Cincinnati, OH	37	8	WKRC, WSTR(d)	CBS, MNT, CW
Milwaukee, WI	38	4	WVTV	CW, MNT
West Palm Beach / Ft Pierce, FL	39	16	WPEC, WTVX, WTCN-CD, WWHB-CD	CBS, CW, MNT
Las Vegas, NV	40	9	KSNV, KVCW	NBC, CW, MNT
Grand Rapids / Kalamazoo / Battle Creek, MI	42	3	WWMT	CBS, CW
Norfolk, VA	43	4	WTVZ	MNT
Harrisburg / Lancaster / Lebanon / York, PA	44	3	WHP	CBS, MNT, CW
Greensboro / High Point / Winston-Salem, NC	45	7	WXLV, WMYV	ABC, MNT
Birmingham / Tuscaloosa, AL	46	15	WBMA-LD, WTTO, WDBB(c), WABM	ABC, CW, MNT
Oklahoma City, OK	47	7	KOKH, KOCB	FOX, IND
Fresno / Visalia, CA	52	11	KMPH, KMPH-CD, KFRE	FOX, CW
Providence, RI / New Bedford, MA	53	4	WJAR	NBC
Buffalo, NY	54	7	WUTV, WNYO	FOX, MNT
Richmond, VA	56	5	WRLH	FOX, MNT
Mobile, AL / Pensacola, FL	57	12	WEAR, WPMI(d), WFGX, WJTC(d)	ABC, NBC, MNT, IND
Wilkes-Barre / Scranton, PA	58	11	WOLF(c), WSWB(d), WQMY(c)	FOX, CW, MNT
Little Rock / Pine Bluff, AR	59	5	KATV	ABC
Albany, NY	60	6	WRGB, WCWN	CBS, CW
Tulsa, OK	62	5	KTUL	ABC
Spokane, WA	64	4	KLEW	CBS
Dayton, OH	66	8	WKEF, WRGT(d)	ABC, FOX, MNT
Des Moines, IA	67	4	KDSM	FOX
Green Bay / Appleton, WI	69	8	WLUK, WCWF	FOX, CW
Roanoke / Lynchburg, VA	70	4	WSET	ABC
Omaha, NE	71	7	KPTM, KXVO(c)	FOX , MNT, CW
Wichita, KS	72	19	KSAS, KOCW, KAAS, KAAS-LD, KSAS-LD, KMTW(c)	FOX, MNT
Flint / Saginaw / Bay City, MI	74	11	WSMH, WEYI(d), WBSF(d)	FOX, NBC, CW
Columbia, SC	75	4	WACH	FOX
Rochester, NY	76	7	WHAM(d), WUHF	ABC, FOX, CW

Market	Market Rank (a)	Number of Channels	Stations	Network Affiliation (b)
Madison, WI	77	4	WMSN	FOX
Portland, ME	78	7	WPFO(d), WGME	FOX, CBS
Charleston / Huntington, WV	79	8	WCHS, WVAH(d)	ABC, FOX
Toledo, OH	80	4	WNWO	NBC
Chattanooga, TN	84	7	WTVC, WFLI(d)	ABC, CW, FOX, MNT
Savannah, GA	85	5	WTGS	FOX
Syracuse, NY	87	6	WTVH(d), WSTM	CBS, NBC, CW
Charleston, SC	88	3	WCIV	MNT, ABC
El Paso, TX	89	8	KFOX, KDBC	FOX, CBS, MNT
Champaign / Springfield / Decatur, IL	91	18	WICS, WICD, WRSP(d), WCCU(d), WBUI(d)	ABC, FOX, CW
Cedar Rapids, IA	94	8	KGAN, KFXA(d)	CBS, FOX
Boise, ID	97	8	KBOI, KYUU-LD	CBS, CW Plus
Myrtle Beach / Florence, SC	99	8	WPDE, WWMB(c)	ABC, CW
South Bend-Elkhart, IN	100	3	WSBT	CBS, FOX
Tri-Cities, TN-VA	101	8	WEMT(d), WCYB	FOX, NBC, CW
Greenville / New Bern / Washington, NC	102	8	WCTI, WYDO(d)	ABC, FOX
Reno, NV	103	10	KRXI, KRNV(d), KNSN(c)	FOX, NBC, MNT
Tallahassee, FL	105	8	WTWC, WTLF(d)	NBC, CW Plus, FOX
Lincoln and Hastings-Kearney, NE	106	9	KHGI, KWNB, KWNB-LD, KHGI-CD, KFXL	ABC, FOX
Johnstown / Altoona, PA	112	4	WJAC	NBC, CW Plus
Yakima / Pasco / Richland / Kennewick, WA	116	18	KIMA, KEPR, KUNW-CD, KVVK-CD, KORX-CD	CBS, CW Plus
Traverse City / Cadillac, MI	118	12	WGTU(d), WGTQ(d), WPBN, WTOM	ABC, NBC
Eugene, OR	119	18	KVAL, KCBY, KPIC(e), KMTR(d), KMCB(d), KTCW(d)	CBS, NBC, CW Plus
Macon, GA	120	3	WGXA	FOX, ABC
Peoria / Bloomington, IL	123	3	WHOI	TBD
Bakersfield, CA	124	8	KBFX-CD, KBAK	FOX, CBS
Corpus Christi, TX	130	4	KSCC	FOX, MNT
Amarillo, TX	131	10	KVII, KVIH	ABC, CW Plus
Chico-Redding, CA	134	18	KRCR, KCVU(d), KRVU-LD, KKTF-LD, KUCO-LD	ABC, FOX, MNT
Columbia / Jefferson City, MO	136	4	KRCG	CBS
Medford / Klamath Falls, OR	138	5	KTVL	CBS, CW Plus
Beaumont / Port Arthur / Orange, TX	144	8	KFDM, KBTV(d)	CBS, CW Plus, FOX
Sioux City, IA	150	13	KPTH, KPTP-LD, KBVK-LP, KMEG(d)	FOX, MNT, CBS
Albany, GA	154	4	WFXL	FOX
Gainesville, FL	158	8	WGFL(c), WNBW(c), WYME-CD(c)	CBS, NBC, MNT
Missoula, MT	161	8	KECI, KCFW	NBC
Wheeling, WV / Steubenville, OH	163	3	WTOV	NBC, FOX
Abilene / Sweetwater, TX	167	4	KTXS, KTES-LD	ABC, CW Plus
Quincy, IL / Hannibal, MO / Keokuk, IA	176	4	KHQA	CBS, ABC
Butte-Bozeman, MT	184	8	KTVM, KDBZ-CD	NBC
Eureka, CA	195	10	KAEF, KBVU(d), KECA-LD, KEUV-LP	ABC, FOX, CW Plus, MNT
San Angelo, TX	197	2	KTXE-LD	ABC, CW Plus
Ottumwa, IA / Kirksville, MO	200	3	KTVO	ABC, CBS
Total Television Channels		**640**		

(a) Rankings are based on the relative size of a station's Designated Market Area ("DMA") among the 210 generally recognized DMAs in the United States as estimated by Nielsen Media Research ("Nielsen") as of October 2023.

(b) We broadcast programming from the following providers on our channels and the channels of our JSA/LMA partners:

Affiliation	Number of Channels	Number of Markets	Expiration Dates
ABC	40	30	August 31, 2026
FOX	55	41	December 31, 2026
CBS	30	24	October 31, 2026
NBC	25	17	December 31, 2024
CW	47	38	August 31, 2026
MNT	39	31	August 31, 2025
Total Major Network Affiliates	**236**		

Affiliation	Number of Channels	Number of Markets	Expiration Dates
Antenna TV	24	22	December 31, 2024 through December 31, 2026
CHARGE!	85	74	(1)
Comet	91	74	(1)
Dabl	30	29	July 31, 2025
The Nest	47	43	(1)
TBD	85	72	(1)
Univision	8	5	December 31, 2024
Other	34		Various
Total Other Affiliates	**404**		
Total Television Channels	**640**		

(1) An owned and operated network, which is carried on our multicast distribution platform or the platform of our JSA/LMA partners. Thus, there is no expiration date.

(c) The license assets for these stations are currently owned by third parties. We provide programming, sales, operational, and administrative services to these stations pursuant to certain service agreements, such as LMAs.

(d) The license and programming assets for these stations are currently owned by third parties. We provide certain non-programming related sales, operational, and administrative services to these stations pursuant to service agreements, such as JSAs and SSAs.

(e) We provide programming, sales, operational, and administrative services to this station, of which 50% is owned by a third party.

Tennis

As of December 31, 2023, Sinclair's tennis segment consisted of Tennis Channel, a cable network which includes coverage of many of tennis' top tournaments and original professional sports and tennis lifestyle shows; Tennis Channel International streaming service; Tennis Channel Plus streaming service; T2 FAST, a 24-hours a day free ad-supported streaming television channel; Tennis.com; and Pickleballtv (PBTV).

Sinclair's tennis segment derives revenue primarily from fees received from Distributors, including those that distribute multiple video channels through the internet without supplying their own data transport infrastructure, as well as other OTT distributors that deliver live and on-demand programming, for the right to distribute Tennis Channel on their distribution platforms, and advertising revenue generated by sales of commercial time within Tennis Channel programming.

Sinclair's tennis segment operating results are usually subject to cyclical fluctuations due to the amount and significance of tournaments that take place in the respective quarters during the year. The first and fourth quarter operating results are usually higher than the second and third quarters' because of the amount and significance of tournaments that are played during those periods.

Local Sports

Deconsolidation of Diamond Sports Intermediate Holdings LLC. On March 1, 2022, SBG's subsidiary Diamond Sports Intermediate Holdings, LLC, and certain of its subsidiaries (collectively "DSIH") completed a series of transactions (the "Transaction"). As part of the Transaction, the governance structure of DSIH was modified including changes to the composition of its Board of Managers, resulting in the Company's loss of voting control. As a result, DSIH, whose operations represented the entirety of our local sports segment, was deconsolidated from our consolidated financial statements effective as of March 1, 2022 (the "Deconsolidation"). The consolidated statement of operations for the year ended December 31, 2022 therefore includes two months of activity related to DSIH prior to the Deconsolidation. Subsequent to February 28, 2022, the assets and liabilities of DSIH are no longer included within our consolidated balance sheets. Any discussions related to results, operations, and accounting policies associated with DSIH refer to the periods prior to the Deconsolidation.

Prior to the Deconsolidation, the local sports segment consisted primarily of our Bally Sports network brands ("Bally RSNs"), the Marquee Sports Network ("Marquee") joint venture, and our investment in the Yankee Entertainment and Sports Network, LLC ("YES Network") through February 28, 2022. On March 1, 2022, the Bally RSNs, Marquee, and YES Network were deconsolidated from our financial statements. Through February 28, 2022, we refer to the Bally RSNs and Marquee as "the RSNs." The RSNs and YES Network own the exclusive rights to air, among other sporting events, the games of professional sports teams in designated local viewing areas.

OTHER

Digital and Internet

Sinclair earns revenues from Compulse, a marketing technology and managed services company, by licensing the platform to other local media companies and agencies, as well as executing their digital media initiatives across search, social, programmatic, email, and more.

Technical Services

Sinclair owns subsidiaries which are dedicated to providing technical services to the broadcast industry, including: Dielectric, a designer and manufacturer of broadcast systems including all components from transmitter output to antenna, and ONE Media 3.0, whose purpose is to develop business opportunities, products, and services associated with the NextGen TV broadcast transmission standard and TV platform. Sinclair has also partnered with several other companies in the design and deployment of NextGen TV services including: Saankhya Labs, to develop NextGen TV technologies to be used in consumer devices; CAST.ERA, a joint venture with South Korea's leading mobile operator, SK Telecom, to develop wireless, cloud infrastructure and artificial intelligence technologies; and BitPath, a joint venture with another broadcaster, to deploy and exploit datacasting models using NextGen capabilities.

Non-Media Investments

Sinclair owns various non-media related investments across multiple asset classes including real estate, venture capital, private equity, and direct investments in market-defining companies. Sinclair's investments in real estate primarily consists of apartment complexes and development projects. Sinclair's investments in venture capital and private equity funds include capital for the advertising, marketing, and media technology sectors, sports betting, e-sports, and sports tech, as well as funeral homes, cemeteries, and pet cremation facilities. Sinclair holds direct investments in technology driven companies, including wireless communication and semiconductor solutions, next-gen communication solutions, advertising intelligence and data security.

AVAILABLE INFORMATION

We regularly use our website as a source of company information and it can be accessed at www.sbgi.net. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such documents are electronically submitted to the SEC, who also makes these reports available at http://www.sec.gov. We intend to comply with the requirements of Item 5.05 of Form 8-K regarding amendments to and waivers under the code of business conduct and ethics applicable to our Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer by providing such information on our website within four days after effecting any amendment to, or granting any waiver under, that code, and we will maintain such information on our website for at least twelve months. In addition, a replay of each of our quarterly earnings conference calls is available on our website until the subsequent quarter's earnings call. The information contained on, or otherwise accessible through, our website is not a part of this Annual Report on Form 10-K and is not incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, contingencies, our dividend policy, and other non-historical statements. When we use words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or similar expressions, we are making forward-looking statements. Such forward-looking statements are subject to various risks, uncertainties and assumptions. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements including, but not limited to, those listed below in summary form and as more fully described under *Management's Discussion and Analysis of Financial Conditions and Results of Operations,* and *Quantitative and Qualitative Disclosures about Market Risk,* as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report and in our other periodic filings with the SEC. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this report entitled "*Forward-Looking Statements.*" Certain risks may cause our actual results, performance, or achievements to differ materially from those expressed or implied by the following discussion.

Overview

The following Management's Discussion and Analysis provides qualitative and quantitative information about Sinclair's and SBG's financial performance and condition which should be read in conjunction with the other sections in this annual report, including *Business* and the *Consolidated Financial Statements,* including the accompanying notes to those statements. This discussion consists of the following sections:

Executive Overview — a description of our business, summary of significant events, and information about industry trends;

Critical Accounting Policies and Estimates — a discussion of the accounting policies that are most important in understanding the assumptions and judgments incorporated in the *Consolidated Financial Statements* and a summary of recent accounting pronouncements;

Results of Operations — a summary of the components of Sinclair's and SBG's revenues by category and by network affiliation, a summary of other operating data, and an analysis of Sinclair's and SBG's revenues and expenses for 2023, 2022, and 2021, including a comparison between 2023 and 2022 and between 2022 and 2021; and

Liquidity and Capital Resources — a discussion of Sinclair's and SBG's primary sources of liquidity and contractual cash obligations and an analysis of Sinclair's and SBG's cash flows from or used in operating activities, investing activities, and financing activities.

EXECUTIVE OVERVIEW

We are a diversified media company with national reach and a strong focus on providing high-quality content on our local television stations, digital platform, and, prior to the Deconsolidation, regional sports networks. The content, distributed through our broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by us and our owned networks, and, prior to the Deconsolidation, college and professional sports. Additionally, we own digital media products that are complementary to our extensive portfolio of television station related digital properties and we have interests in, own, manage and/or operate technical and software services companies, research and development for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

As of December 31, 2023, Sinclair had two reportable segments, local media and tennis, and SBG had one reportable segment, local media. Prior to the Deconsolidation, Sinclair and SBG had one additional reportable segment, local sports. Sinclair and SBG's local media segment is comprised of our television stations, which are owned and/or operated by Sinclair and SBG's wholly-owned subsidiary, Sinclair Television Group, Inc. ("STG") and its direct and indirect subsidiaries, original networks and content. Sinclair's tennis segment primarily consists of Tennis Channel, a cable network which includes coverage of many of tennis' top tournaments and original professional sports and tennis lifestyle shows. Sinclair and SBG's local sports segment was comprised of our regional sports networks, which are owned and operated by our subsidiary, Diamond Sports Group, LLC ("DSG"). Sinclair also earns revenues from non-broadcast digital and internet services, technical services, and non-media investments, included within "other". Other and corporate are not reportable segments for either Sinclair or SBG.

STG, for which certain assets and results of operations are included in the local media segment and which is one of Sinclair's and SBG's wholly owned subsidiaries, is the primary obligor under the Bank Credit Agreement and the STG Notes. SBG and substantially all of STG's subsidiaries are guarantors under the STG debt instruments. Sinclair's Class A Common Stock and Class B Common Stock remain securities of Sinclair and not obligations or securities of STG.

For more information about our business, reportable segments, and our operating strategy, see *Business* in this Annual Report on Form 10-K.

Summary of Significant Events

Content and Distribution

- In February 2023, SBG announced that its free, over-the-air multicast networks Comet, CHARGE!, and TBD will add 2.4 million households through upgraded local broadcast affiliates and linear carriage.

- In March 2023, SBG entered into an agreement with fuboTV for carriage of SBG's CBS stations.

- In April 2023, Sinclair announced a distribution agreement with YouTube TV to add carriage of Sinclair's Tennis Channel and T2 and SBG's CHARGE! and TBD to YouTube TV's service offerings and to extend YouTube TV's existing carriage of SBG's CBS and MyNetworkTV affiliated television broadcast stations.

- In April 2023, SBG entered into an agreement with Hulu to resume carriage of SBG's ABC stations.

- In June 2023, SBG reached an agreement with Smith Entertainment Group, parent company of the Utah Jazz, to make KJZZ "The Home of the Utah Jazz," enabling fans within the Jazz's local broadcast market to watch all non-nationally televised exclusive Jazz games on the over-the-air, local TV station.

- In July 2023, Sinclair announced a distribution agreement with Hulu to add carriage of Sinclair's Tennis Channel and T2 and SBG's Comet and CHARGE! to Hulu's service offerings beginning in January 2024.

- In August 2023, SBG agreed to expand and extend its network affiliation agreement with The CW. Under the terms of the comprehensive multiyear agreement, SBG will continue carrying The CW's entertainment and sports programming in 35 of its owned and/or operated markets across the country. The agreement also includes the right to negotiate carriage agreements directly with vMVPDs. In addition, beginning September 1, SBG launched The CW on two new affiliate stations, KOMO-TV/KUNS-TV, in Seattle, Washington, and WPNT-TV in Pittsburgh, Pennsylvania.

- In September 2023, DIRECTV, LLC extended its distribution agreement with Sinclair.

- In September 2023, Tennis Channel and the Carvana Professional Pickleball Association (PPA Tour) announced a commercial joint venture to further grow pickleball in the United States and worldwide. The partnership will see the vast majority of PPA Tour matches appear live on Tennis Channel platforms, integrated advertising-sales efforts for media and tournaments, and the recent launch of a 24-hour pickleball channel. Tennis Channel will produce all events for the PPA Tour.

- In October 2023, SBG launched The Nest, a new, free over-the-air national broadcast TV network with programming comprised of home-improvement, true-crime, factual reality series, and celebrity driven family shows. The Nest joins SBG's lineup of national broadcast networks, Comet, CHARGE!, and TBD. It replaces Stadium network on broadcast stations across the country. At launch, the network was available in more than 50% of all US television households including the major markets of New York, Los Angeles, Philadelphia, Dallas - Ft. Worth, Boston, San Francisco - Oakland - San Jose and Seattle-Tacoma.

- In October 2023, SBG and Paramount reached comprehensive, multi-year affiliation agreements across all 21 CBS network affiliations for SBG stations, including six top-50 market affiliates, KUTV in Salt Lake City, UT, KEYE in Austin, TX, WKRC in Cincinnati, OH, WPEC in West Palm Beach, FL, WWMT in Grand Rapids, MI and WHP in Harrisburg, PA. Additionally, Paramount reached an agreement to renew the affiliations of WTVH in Syracuse, NY and WGFL in Gainesville, FL, stations to which SBG provides services.

- In January 2024, Sinclair announced a comprehensive multi-year distribution agreement with Verizon for carriage on FiOS TV, covering Tennis Channel and SBG's local television stations in 10 markets.

- In January 2024, SBG and FOX Corporation reached an agreement for a multi-year renewal of all FOX affiliations in SBG markets, including where SBG provides sales and other services under JSAs or MSAs.

- In January 2024, Sinclair renewed its distribution agreement with the National Content & Technology Cooperative ("NCTC") that allows NCTC's member companies to opt into a multi-year retransmission consent agreement for SBG's owned and operated stations and includes an agreement for Tennis Channel.

Environmental, Social, and Governance

- For the year ended December 31, 2023, our newsrooms won a total of 276 journalism awards, including 24 Regional and one National RTDNA Edward R. Murrow awards and 67 regional Emmy awards.

- In March 2023, SBG announced a multi-year, national agreement with USC Shoah Foundation—The Institute for Visual History and Education to assist with the recording of interviews with genocide survivors as part of the Institute's Last Chance Testimony Collection Initiative.

- In April 2023, SBG announced that Project Baltimore, the special investigative reporting unit of WBFF/Fox 45 News, was honored by Investigative Reporters and Editors for its reporting on Baltimore's public school system.

- In April 2023, Sinclair and SBG celebrated our first Sinclair Day of Service whereby all employees were encouraged to volunteer that day for charitable causes. Thousands of employees eagerly turned out to help out in their communities.

- In May 2023, Sinclair published its 2022 Environmental, Social and Governance report, detailing ESG achievements in 2022 and progress toward its longstanding ESG goals and commitments.

- In May 2023, SBG announced that "Hate Rising: Antisemitism in America," a 60-minute special, will initially air on WPEC and be available across SBG's stations throughout the summer, providing an unfiltered look at the rise of antisemitism in America, examining how the country is combating it through awareness, education, and legislation.

- In July 2023, Sinclair announced a partnership with the National Diaper Bank Network to launch Sinclair Cares: Summer Diaper Drive, a nationwide campaign to create awareness, provide assistance, and build a community to reduce diaper need in the United States.

- In July 2023, SBG announced that scholarships were awarded to 15 university students as a part of SBG's annual Diversity Scholarship program.

- In October 2023, Sinclair launched Sinclair Cares: Humanitarian Relief in Israel, a fundraising partnership in conjunction with Magen David Adom (MDA), an affiliate of the International Federation of Red Cross and Red Crescent Societies, to help with their efforts providing humanitarian relief and emergency medical services for all people in Israel, regardless of religious creed or political belief.

- In October 2023, SBG announced the return of SBG's News Reporter and Producer Academies, a series of interactive, virtual workshops for college students interested in pursuing careers in journalism. This year, SBG also added Weather Academy, a workshop for students interested in a career in weather.

- In October 2023, Sinclair updated its Code of Business Conduct and Ethics.

NextGen Broadcasting (ATSC 3.0)

- In April 2023, Sinclair and its partners CAST.ERA, SK Telecom, and Saankhya Labs, announced they will build and operate an innovative and interconnected broadcast platform to provide commercial services and solutions for national data distribution using NextGen Broadcast (ATSC 3.0) network technology.

- In April 2023, the Metropolitan Washington Council of Governments and Sinclair's subsidiary, ONE Media 3.0, launched the nation's first pilot project to use Next Generation Broadcast to disseminate Advanced Emergency Information. The pilot program provides an efficient, instantaneous and simultaneous delivery of emergency messaging sent by local governments to all users for free, utilizing the over-the-air broadcast platform. The pilot also demonstrated delivery of enhanced, rich media supplements to those emergency messages that meet its newsworthy criteria.

- In October 2023, Sinclair announced an agreement to expand development of and promote NextGen services in South Korea with the Korea Radio Promotion Association.

- In 2023, Sinclair, in coordination with other broadcasters, and led by BitPath, Sinclair's joint venture with another broadcaster, have deployed NextGen TV, powered by ATSC 3.0, in the 6 additional markets below. This brings the total number of our markets in which NextGen TV has been deployed to 43:

Month	Market	Number of Stations	Company Stations
March 2023	Rochester, NY	4	WHAM-TV[a] (ABC), WUHF (FOX)
March 2023	Des Moines, IA	4	KDSM-TV (FOX)
June 2023	South Bend, IN	5	WSBT-TV (CBS and FOX)
July 2023	Reno, NV	5	KRXI-TV (FOX), KRNV-DT[a] (NBC), KNSN-TV[b] (MyNet)
August 2023	Minneapolis, MN	5	WUCW-TV (CW)
December 2023	El Paso, TX	5	KDBC-TV (CBS), KFOX-TV (FOX)

(a) The license and programming assets for these stations are currently owned by a third party. SBG provides certain non-programming related sales, operational, and administrative services to these stations pursuant to a service agreement, such as a JSA and SSA.

(b) The license assets for these stations are currently owned by a third party. SBG provides programming, sales, operational, and administrative services to these stations pursuant to certain service agreements, such as LMAs.

Financing, Capital Allocation, and Shareholder Returns

- In February 2023, Sinclair purchased the remaining 175,000 units of the redeemable subsidiary preferred equity for an aggregate purchase price of $190 million, representing 95% of the sum of the remaining unreturned capital contribution of $175 million, and accrued and unpaid dividends up to, but not including, the date of purchase.

- For the year ended December 31, 2023, STG purchased an aggregate $64 million of principal across multiple tranches of debt in the open market for $49 million. In January 2024, STG purchased $27 million aggregate principal amount of the Term Loan B-2, due September 30, 2026, for consideration of $25 million.

- For the year ended December 31, 2023, Sinclair repurchased approximately 8.8 million shares of Class A Common Stock for $153 million. All shares were repurchased under an SEC Rule 10b5-1 plan.

- For the year ended December 31, 2023, Sinclair paid dividends of $1.00 per share. In February 2024, Sinclair declared a quarterly cash dividend of $0.25 per share.

Other Events

- In January 2024, Sinclair announced that it has agreed, subject to Sinclair and DSG completing definitive documentation, to a global settlement and release of all claims associated with the litigation filed by DSG and DSG's wholly-owned subsidiary, Diamond Sports Net, LLC, in July 2023. The settlement terms include Sinclair's cash payment to DSG of $495 million. The cash payment will be funded by cash on hand at Ventures, STG and/or a loan backed by Ventures. Under the terms of the settlement, Sinclair will provide transition services to DSG to allow DSG to become a self-standing entity going forward.

Industry Trends

- During the last few years, the number of subscribers to Distributor services in the United States has been declining, as technological advancements have driven changes in consumer behavior and have empowered consumers to seek more control over when, where, and how they consume news, sports, and other entertainment, including through the so-called "cutting the cord" and other consumption strategies.

- The Distributor industry has continued to undergo significant consolidation, which gives top Distributors purchasing power.

- vMVPDs have continued to gain increasing importance and have quickly become a critical segment of the market. These vMVPDs offer a limited number of networks at a lower price point as compared to the traditional cable offering.

- Political spending is significantly higher in the even-numbered years due to the cyclicality of political elections. In addition, every four years, political spending is typically elevated further due to the advertising related to the presidential election.

- The FCC has permitted broadcast television stations to use their digital spectrum for a wide variety of services including multi-channel broadcasts. The FCC "must-carry" rules only apply to a station's primary digital stream.

- Seasonal advertising increases within our local media segment occur in the second and fourth quarters due to the anticipation of certain seasonal and holiday spending by consumers.

- Broadcasters have found ways to increase returns on their news programming initiatives while continuing to maintain locally produced content through the use of news sharing arrangements.

- 'Big Tech' has begun offering OTT platforms.

- Broadcast networks have begun launching and expanding their own DTC platforms.

- Advertising revenue on digital platforms continues to grow.

- Advertising revenue related to the Summer Olympics occurs in even numbered years, with the exception of 2020 which was postponed due to COVID-19 and took place in Summer 2021. Advertising revenue related to the Winter Olympics also occurs in even numbered years but are two years apart from the Summer Olympics. The Super Bowl is aired on a different network each year. All of these popularly viewed events can have an impact on our advertising revenues.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to revenue recognition, goodwill and intangible assets, program contract costs, income taxes and variable interest entities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates have been consistently applied for all years presented in this report and in the past we have not experienced material differences between these estimates and actual results. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and such differences could be material.

We consider the following accounting policies to be the most critical as they are important to our financial condition and results of operations, and require significant judgment and estimates on the part of management in their application. For a detailed discussion of the application of these and other accounting policies, see *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements*.

Revenue Recognition. As discussed in *Revenue Recognition* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements*, we generate advertising revenue primarily from the sale of advertising spots/impressions on our broadcast television, digital platforms, and, prior to the Deconsolidation, the RSNs. Advertising revenue is recognized in the period in which the advertising spots/impressions are delivered. In arrangements where we provide audience ratings guarantees, to the extent that there is a ratings shortfall, we will defer a proportionate amount of revenue until the ratings shortfall is settled through the delivery of additional advertising. The term of our advertising arrangements is generally less than one year and the timing between when an advertisement is aired and when payment is realized is not significant. In certain circumstances, we require customers to pay in advance; payments received in advance of satisfying our performance obligations are reflected as deferred revenue.

We generate distribution revenue through fees received from Distributors and other OTT providers for the right to distribute our broadcast channels and cable networks on their distribution platforms. Distribution arrangements are generally governed by multi-year contracts and the underlying fees are based upon a contractual monthly rate per subscriber. These arrangements represent licenses of intellectual property; revenue is recognized as the signal is provided to our customers (as usage occurs) which corresponds with the satisfaction of our performance obligation. Revenue is calculated based upon the contractual rate multiplied by an estimated number of subscribers. Our customers will remit payments based upon actual subscribers a short time after the conclusion of a month, which generally does not exceed 120 days. Historical adjustments to subscriber estimates have not been material.

Impairment of Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets. We evaluate our goodwill and indefinite-lived intangible assets for impairment annually, or more frequently, if events or changes in circumstances indicate an impairment may exist. As of December 31, 2023, Sinclair's consolidated balance sheet included $2,082 million and $150 million of goodwill and indefinite-lived intangible assets, respectively, and SBG's consolidated balance sheet included $2,016 million and $123 million of goodwill and indefinite-lived intangible assets, respectively. We evaluate long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of our asset groups may not be recoverable.

In the performance of our annual goodwill and indefinite-lived intangible asset impairment assessments we have the option to qualitatively assess whether it is more likely-than-not that the respective asset has been impaired. If we conclude that it is more-likely-than-not that a reporting unit or an indefinite-lived intangible asset is impaired, we apply the quantitative assessment, which involves comparing the estimated fair value of the reporting unit or indefinite-lived intangible asset to its respective carrying value. See *Impairment of Goodwill, Intangibles and Other Assets* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Note 5. Goodwill, Indefinite-Lived Intangible Assets, and Other Intangible Assets* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements* for further discussion of the significant judgments and estimates inherent in both qualitatively assessing whether impairment may exist and estimating the fair values of the reporting units and indefinite-lived intangible assets if a quantitative assessment is deemed necessary.

We are required to analyze our long-lived assets, including definite-lived intangible assets, for impairment. We evaluate our definite-lived intangible assets for impairment if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In the event we identify indicators that these assets are not recoverable, we evaluate the recoverability of definite-lived intangible assets by comparing the carrying amount of the assets within an asset group to the estimated undiscounted future cash flows associated with the asset group. An asset group represents the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. At the time that such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset group, an impairment loss is determined by comparing the estimated fair value of the asset group to the carrying value. We estimate fair value using an income approach involving the performance of a discounted cash flow analysis.

We believe we have made reasonable estimates and utilized appropriate assumptions in the performance of our impairment assessments. If future results are not consistent with our assumptions and estimates, including future events such as a deterioration of market conditions, loss of significant customers, and significant increases in discount rates, among other factors, we could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows.

Program Contract Costs. As discussed in *Broadcast Television Programming* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements*, we record an asset and corresponding liability for programming rights when the program is available for its first showing or telecast. These costs are expensed over the period in which an economic benefit is expected to be derived. To ensure the related assets for the programming rights are reflected in our consolidated balance sheets at the lower of unamortized cost or fair value, management estimates future advertising revenue to be generated by the remaining program material available under the contract terms. Management's judgment is required in determining the timing of expense for these costs, which is dependent on the economic benefit expected to be generated from the program and may significantly differ from the timing of related payments under the contractual obligation. If our estimates of future advertising revenues decline, amortization expense could be accelerated or fair value adjustments may be required.

Fair Value Measurements of Investments in Bally's Securities. As discussed in *Note 6. Other Assets* and *Note 18. Fair Value Measurements* within *Sinclair's Consolidated Financial Statements*, we entered into a commercial agreement with Bally's Corporation on November 18, 2020. As part of this arrangement, we received warrants and options to acquire common equity in the business. These financial instruments are measured each period at fair value. The fair value of the options are derived utilizing a Black Scholes valuation model which utilizes a number of inputs which most significantly includes the trading price of the underlying common stock and the exercise price of the options. The fair value of the warrants are primarily derived from the trading price of the underlying common stock and the exercise price of the warrants. The determination of the fair value of these financial instruments requires the Company to exercise judgment.

Income Tax. As discussed in *Income Taxes* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements*, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies, current and cumulative losses, and forecasts of future taxable income. In considering these sources of taxable income, we must make certain judgments that are based on the plans and estimates used to manage our underlying businesses on a long-term basis. As of December 31, 2023 and 2022, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences, and a substantial amount of our available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies and projected future taxable income. Future changes in operating and/or taxable income or other changes in facts and circumstances could significantly impact the ability to realize our deferred tax assets which could have a material effect on our consolidated financial statements.

Management periodically performs a comprehensive review of our tax positions, and we record a liability for unrecognized tax benefits if such tax positions are more likely than not to be sustained upon examination based on their technical merits, including the resolution of any appeals or litigation processes. Significant judgment is required in determining whether positions taken are more likely than not to be sustained, and it is based on a variety of facts and circumstances, including interpretation of the relevant federal and state income tax codes, regulations, case law and other authoritative pronouncements. Based on this analysis, the status of ongoing audits and the expiration of applicable statute of limitations, liabilities are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. See *Note 12. Income Taxes* within *Sinclair's Consolidated Financial Statements* and *Note 11. Income Taxes* within *SBG's Consolidated Financial Statements*, for further discussion of accrued unrecognized tax benefits.

Variable Interest Entities ("VIEs"). As discussed in *Note 14. Variable Interest Entities* within *Sinclair's Consolidated Financial Statements* and *Note 13. Variable Interest Entities* within *SBG's Consolidated Financial Statements*, we have determined that certain third-party licensees of stations for which we perform services pursuant to arrangements, including LMAs, JSAs, and SSAs, are VIEs and we are the primary beneficiary of those variable interests because, subject to the ultimate control of the licensees, we have the power to direct the activities which significantly impact the economic performance of the VIE through the services we provide and because we absorb losses and returns that would be considered significant to the VIEs.

Transactions with Related Parties. We have determined that we conduct certain business-related transactions with related persons or entities. See *Note 15. Related Person Transactions* within *Sinclair's Consolidated Financial Statements* and *Note 14. Related Person Transactions* within *SBG's Consolidated Financial Statements* for discussion of these transactions.

RECENT ACCOUNTING PRONOUNCEMENTS

See *Recent Accounting Pronouncements* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements* for a discussion of recent accounting policies and their impact on Sinclair's and SBG's financial statements.

SINCLAIR, INC. RESULTS OF OPERATIONS

Any references to the first, second, third, or fourth quarters are to the three months ended March 31, June 30, September 30, or December 31, respectively, for the year being discussed. As of December 31, 2023, we had two reportable segments for accounting purposes, local media and tennis. Prior to the Deconsolidation, we had one additional reportable segment for accounting purposes, local sports.

Seasonality / Cyclicality

The operating results of our local media segment are usually subject to cyclical fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is usually elevated further due to advertising expenditures preceding the presidential election. Also, the second and fourth quarters' operating results are usually higher than the first and third quarters' operating results because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers.

The operating results of our tennis segment are usually subject to cyclical fluctuations due to the amount and significance of tournaments that take place in the respective quarters during the year. The first and fourth quarter operating results are usually higher than the second and third quarters' because of the amount and significance of tournaments that are played during those periods.

Consolidated Operating Data

The following table sets forth certain of our consolidated operating data for the years ended December 31, 2023, 2022, and 2021 (in millions).

	Years Ended December 31,		
	2023	2022	2021
Media revenues	$ 3,106	$ 3,894	$ 6,083
Non-media revenues	28	34	51
Total revenues	3,134	3,928	6,134
Media programming and production expenses	1,611	1,942	4,291
Media selling, general and administrative expenses	747	812	908
Depreciation and amortization expenses	271	321	591
Amortization of program contract costs	80	90	93
Non-media expenses	49	44	57
Corporate general and administrative expenses	694	160	170
Loss (gain) on deconsolidation of subsidiary	10	(3,357)	—
Loss (gain) on asset dispositions and other, net of impairment	3	(64)	(71)
Operating (loss) income	$ (331)	$ 3,980	$ 95
Net (loss) income attributable to Sinclair	$ (291)	$ 2,652	$ (414)

A discussion regarding our financial results and operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 and for the year ended December 31, 2022 compared to the year ended December 31, 2021 is presented below.

Local Media Segment

The following table sets forth our revenue and expenses for our local media segment for the years ended December 31, 2023, 2022, and 2021 (in millions):

		2023		2022		2021	Percent Change Increase / (Decrease) '23 vs.'22	'22 vs.'21
Revenue:								
Distribution revenue	$	**1,491**	$	1,531	$	1,476	(3)%	4%
Advertising revenue		**1,236**		1,518		1,230	(19)%	23%
Other media revenue (a)		**139**		144		181	(3)%	(20)%
Media revenues (b)	$	**2,866**	$	3,193	$	2,887	(10)%	11%
Operating Expenses:								
Media programming and production expenses	$	**1,488**	$	1,450	$	1,389	3%	4%
Media selling, general and administrative expenses (c)		**694**		704		644	(1)%	9%
Depreciation and amortization expenses		**243**		243		248	—%	(2)%
Amortization of program contract costs		**80**		90		93	(11)%	(3)%
Corporate general and administrative expenses		**134**		117		148	15%	(21)%
Non-media expenses		**14**		15		—	(7)%	n/m
Gain on asset dispositions and other, net of impairment		**(14)**		(17)		(23)	(18)%	(26)%
Operating income	$	**227**	$	591	$	388	(62)%	52%
Interest expense including amortization of debt discount and deferred financing costs	$	**305**	$	226	$	183	35%	23%
Gain (loss) on extinguishment of debt	$	**15**	$	3	$	(7)	n/m	n/m

n/m - not meaningful

(a) Includes $26 million and $111 million for the years ended December 31, 2022 and 2021, respectively, of intercompany revenue related to certain services provided by the local media segment to other and the local sports segment, prior to the Deconsolidation, under management services agreements, which was eliminated in consolidation, and $52 million and $39 million of revenue for the years ended December 31, 2023 and 2022, respectively, for services provided by the local media segment under management services agreements after the Deconsolidation, which is not eliminated in consolidation.

(b) Includes $6 million and $4 million for the years ended December 31, 2023 and 2022, respectively, of intercompany revenue related to certain advertising services provided by the local media segment to the tennis segment, which is eliminated in consolidation.

(c) Includes $8 million, $12 million, and $35 million for the years ended December 31, 2023, 2022, and 2021, respectively, of intercompany expense related to certain services provided to the local media segment from other, which is eliminated in consolidation.

Revenues

Distribution revenue. Distribution revenue, which includes payments from Distributors for our broadcast signals, decreased $40 million in 2023, when compared to the same period in 2022, primarily due to a decrease in subscribers, partially offset by an increase in contractual rates. Distribution revenue increased $55 million in 2022, when compared to the same period in 2021, primarily due to an increase in contractual rates, partially offset by a decrease in subscribers.

Advertising revenue. Advertising revenue decreased $282 million in 2023, when compared to the same period in 2022, primarily due to a decrease in political advertising revenue, as 2022 was a political year, compared to 2023 which is a non-political year. Advertising revenue increased $288 million in 2022, when compared to the same period in 2021, primarily due to an increase in political advertising revenue, as 2022 was a political year, compared to 2021 which was a non-political year.

SINCLAIR, INC. RESULTS OF OPERATIONS

The following table sets forth our primary types of programming and their approximate percentages of advertising revenue, excluding digital revenue, for the periods presented:

	Percent of Advertising Revenue (Excluding Digital) for the Twelve Months Ended December 31,		
	2023	2022	2021
Local news	34%	35%	32%
Syndicated/Other programming	28%	27%	30%
Network programming	18%	21%	21%
Sports programming	16%	13%	12%
Paid programming	4%	4%	5%

The following table sets forth our affiliate percentages of advertising revenue for the years ended December 31, 2023, 2022, and 2021:

	# of Channels	Percent of Advertising Revenue for the Twelve Months Ended December 31,		
		2023	2022	2021
ABC	40	29%	28%	29%
FOX	55	24%	22%	23%
CBS	30	20%	19%	19%
NBC	25	12%	17%	13%
CW	47	5%	5%	5%
MNT	39	4%	3%	4%
Other	404	6%	6%	7%
Total	640			

Other media revenue. Other media revenue decreased $5 million in 2023, when compared to the same period in 2022, primarily due to a decrease related to providing certain services under management service agreements. Other media revenue decreased $37 million in 2022, when compared to the same period in 2021, primarily due to a $46 million decrease in revenue from the local sports segment related to providing certain services under a management services agreement due to the deferral of fees owed under the agreement, partially offset by a $6 million increase related to revenue recognized under the Bally's commercial agreement that we began performing on in the second quarter of 2021.

Expenses

Media programming and production expenses. Media programming and production expenses increased $38 million during 2023, when compared to the same period in 2022, primarily related to an increase in fees pursuant to network affiliation agreements as a result of increased contractual rates, and an increase in employee compensation cost. Media programming and production expenses increased $61 million during 2022, when compared to the same period in 2021, primarily related to an increase in fees pursuant to network affiliation agreements as a result of increased contractual rates, and an increase in advertising and promotion costs.

Media selling, general and administrative expenses. Media selling, general and administrative expenses decreased $10 million during 2023, when compared to the same period in 2022, primarily due to a $15 million decrease in national sales commission and an $11 million decrease in professional and consulting fees, partially offset by a $12 million increase in third-party fulfillment costs relating to our digital business. Media selling, general and administrative expenses increased $60 million during 2022, when compared to the same period in 2021, primarily due to a $26 million increase in information technology costs, a $16 million increase in third-party fulfillment costs relating to our digital business, a $13 million increase in national sales commissions, a $7 million increase in research and professional cost, and a $3 million increase in employee travel expenses, partially offset by a decrease of $8 million related to FCC penalties incurred by several consolidated VIEs recorded in our consolidated financial statements in 2021, as discussed in *Note 13. Commitments and Contingencies* within *Sinclair's Consolidated Financial Statements.*

Amortization of program contract costs. The amortization of program contract costs decreased $10 million during 2023, when compared to the same period in 2022, and $3 million during 2022, when compared to the same period in 2021, primarily related to reduced programming costs.

Corporate general and administrative expenses. See explanation under *Corporate and Unallocated Expenses.*

Non-media expenses. Non-media expenses increased $15 million during 2022, when compared to the same period in 2021, primarily related to an increase in expenses associated with our broadcast technology related initiatives.

SINCLAIR, INC. RESULTS OF OPERATIONS

Depreciation and amortization expenses. Depreciation of property and equipment and amortization of definite-lived intangibles and other assets remained flat during the year ended 2023, when compared to the same period in 2022. Depreciation of property and equipment and amortization of definite-lived intangibles and other assets decreased $5 million during 2022, when compared to the same period in 2021, primarily due to assets retired during 2022.

Gain on asset dispositions and other, net of impairments. During the years ended December 31, 2023, 2022, and 2021, we recorded gains of $14 million, $17 million, and $23 million, respectively, of which $8 million, $4 million, and $24 million, respectively, related to reimbursements from the spectrum repack. See *Broadcast Incentive Auction* within *Note 2. Acquisitions and Dispositions of Assets* within *Sinclair's Consolidated Financial Statements* for further discussion. During the year ended December 31, 2023, we recognized a $6 million gain on the sale of one of our broadcast station buildings. During the year ended December 31, 2022, we recognized a $4 million gain on the sale of Ring of Honor Entertainment. The remaining amounts are primarily related to net gains on the sale of certain broadcast assets.

Interest expense including amortization of debt discount and deferred financing costs. Interest expense increased by $79 million in 2023, when compared to the same period in 2022, and $43 million in 2022, when compared to the same period in 2021, primarily due to increased interest expense related to our variable rate debt as a result of higher interest rates.

Gain on extinguishment of debt. During the year ended December 31, 2023, we purchased $64 million in aggregate principal across multiple tranches of debt and recognized a gain on extinguishment of approximately $15 million. See *Bank Credit Agreement* and *STG Notes* under *Note 7. Notes Payable and Commercial Bank Financing* within *Sinclair's Consolidated Financial Statements.*

Tennis Segment

The following table sets forth our revenue and expenses for our tennis segment for the periods presented (in millions):

	2023	2022	2021	Percent Change Increase / (Decrease) '23 vs.'22	Percent Change Increase / (Decrease) '22 vs.'21
Revenue:					
Distribution revenue	**$ 189**	$ 179	$ 192	6%	(7)%
Advertising revenue	**37**	33	29	12%	14%
Other media revenues	**2**	5	3	(60)%	67%
Media revenues	**$ 228**	$ 217	$ 224	5%	(3)%
Operating Expenses:					
Media programming and production expenses	**$ 115**	$ 97	$ 92	19%	5%
Media selling, general and administrative expenses (a)	**$ 41**	$ 47	$ 40	(13)%	18%
Depreciation and amortization expenses	**$ 21**	$ 21	$ 21	—%	—%
Operating income	**$ 50**	$ 52	$ 71	(4)%	(27)%

(a) Includes $6 million and $4 million for years ended December 31, 2023 and 2022, respectively, of intercompany expense related to certain advertising services provided by the local media segment, which is eliminated in consolidation.

Revenue

Distribution revenue. Distribution revenue, which is generated through fees received from Distributors for the right to distribute Tennis Channel, increased $10 million in 2023, when compared to the same period in 2022, primarily due to an increase in subscribers as a result of increased carriage that occurred during the second quarter of 2023. Distribution revenue decreased $13 million in 2022, when compared to the same period in 2021, primarily due to a decrease in subscribers.

Advertising revenue. Advertising revenue is primarily generated from sales of commercial time within Tennis Channel programming. Advertising revenue increased $4 million in both 2023 and 2022, when compared to the same periods in 2022 and 2021, respectively, primarily due to an increase in the number of tournaments aired in the current periods versus the prior periods.

Expenses

Media programming and production expenses. Media programming and production expenses increased $18 million in 2023, when compared to the same period in 2022, primarily due to a $15 million increase in programming, including rights fees, and live production expenses related to various tournaments, which was a result of an increase in the number of tournaments aired in the current period versus the prior period, and a $4 million increase in employee compensation cost. Media programming and production expenses increased $5 million in 2022, when compared to the same period in 2021, primarily due to a $2 million increase in programming, including rights fees, and live production expenses related to various tournaments, which was a result of an increase in the number of tournaments aired in 2022 versus 2021, and a $1 million increase in employee compensation cost.

Media selling, general and administrative expenses. Media selling, general and administrative expenses decreased $6 million in 2023, when compared to the same period in 2022, primarily due to a decrease in expenses related to start-up costs associated with our online tennis platforms. Media selling, general and administrative expenses increased $7 million in 2022, when compared to the same period in 2021, primarily due to a $4 million increase in national sales commissions and a $2 million increase in employee compensation cost.

SINCLAIR, INC. RESULTS OF OPERATIONS

Local Sports Segment

Our local sports segment reflected the results of the Bally RSNs, Marquee, and a minority interest in the YES Network prior to the Deconsolidation on March 1, 2022. The Bally RSNs, Marquee, and YES Network own the exclusive rights to air, among other sporting events, the games of professional sports teams in designated local viewing areas.

The following table sets forth our revenue and expenses for our local sports segment for the years ended December 31, 2022, and 2021 (in millions):

		2022		2021
Revenue:				
Distribution revenue	$	433	$	2,620
Advertising revenue		44		409
Other media revenue		5		27
Media revenue	$	482	$	3,056
Operating Expenses:				
Media programming and production expenses	$	376	$	2,793
Media selling, general and administrative expenses (a)		55		297
Depreciation and amortization expenses		54		316
Corporate general and administrative		1		10
Gain on asset dispositions and other, net of impairment		—		(43)
Operating loss (a)	$	(4)	$	(317)
Income from equity method investments	$	10	$	49
Other (expense) income, net	$	(3)	$	15
Interest expense including amortization of debt discount and deferred financing costs	$	72	$	436

(a) Includes $24 million and $109 million for the years ended December 31, 2022 and 2021, respectively, of intercompany expense which is eliminated in consolidation.

The revenue and expense items noted above for the years ended December 31, 2022 and 2021 represent activity prior to the Deconsolidation which occurred on March 1, 2022, thus there is no activity presented for periods subsequent to February 28, 2022.

SINCLAIR, INC. RESULTS OF OPERATIONS

Other

The following table sets forth our revenue and expenses for our non-broadcast digital and internet solutions, technical services, and non-media investments (collectively, "Other") for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023	2022	2021	Percent Change Increase / (Decrease) '23 vs.'22	'22 vs.'21
Revenue:					
Media revenues (a)	$ 28	$ 51	$ 70	(45)%	(27)%
Non-media revenues (b)	$ 34	$ 44	$ 58	(23)%	(24)%
Operating Expenses:					
Media expenses (c)	$ 35	$ 73	$ 94	(52)%	(22)%
Non-media expenses (d)	$ 39	$ 36	$ 65	8%	(45)%
Loss (gain) on asset dispositions and other, net of impairments	$ 18	$ (12)	$ (5)	n/m	n/m
Operating loss	$ (44)	$ (9)	$ (35)	n/m	(74)%
Income (loss) from equity method investments	$ 31	$ 46	$ (4)	(33)%	n/m

n/m — not meaningful

(a) Media revenues for the years ended December 31, 2023, 2022, and 2021 include $8 million, $12 million, and $35 million, respectively, of intercompany revenues related to certain services and sales provided to the local media segment, which are eliminated in consolidation.

(b) Non-media revenues for the years ended December 31, 2023, 2022, and 2021 include $6 million, $10 million, and $7 million, respectively, of intercompany revenues related to certain services and sales provided to the local media segment, which are eliminated in consolidation.

(c) Media expenses for the years ended December 31, 2023, 2022, and 2021 include $2 million, $7 million, and $1 million, respectively, of intercompany expenses primarily related to certain services provided by the local media segment, which are eliminated in consolidation.

(d) Non-media expenses for the years ended December 31, 2023, 2022, and 2021 include $4 million, $7 million, and $8 million, respectively, of intercompany expenses related to certain services provided by the local media segment, which are eliminated in consolidation.

Revenue. Media revenues decreased $23 million during 2023, when compared to the same period in 2022, primarily due to the sale of our Stadium network (Stadium). Media revenues decreased $19 million during 2022, when compared to the same period in 2021, primarily due to a decrease in advertising revenue. Non-media revenues decreased $10 million during 2023, when compared to the same period in 2022, primarily due to lower sales within our consolidated real estate investments. Non-media revenues decreased $14 million during 2022, when compared to the same period in 2021, primarily due to the sale of Triangle Sign & Service, LLC (Triangle) in the second quarter of 2021.

Expenses. Media expenses decreased $38 million during 2023, when compared to the same period in 2022, primarily due to the sale of Stadium. Media expenses decreased $21 million during 2022, when compared to the same period in 2021, primarily due to our digital businesses. Non-media expenses increased $3 million during 2023, when compared to the same period in 2022, primarily due to an increase in expenses related to our technical services business. Non-media expenses decreased $29 million during 2022, when compared to the same period in 2021, primarily due to the sale of Triangle in the second quarter of 2021 and a decrease in expenses related to our technical services business.

Loss (gain) on asset dispositions and other, net of impairments. During the year ended December 31, 2023, we recognized a loss of $12 million related to the sale of Stadium. During the year ended December 31, 2022, we recognized a gain of $14 million related to one of our investments. During the year ended December 31, 2021, we sold our controlling interest in Triangle for $12 million and recognized a gain of $6 million.

Income (loss) from equity method investments. During the year ended December 31, 2023, we recognized a gain of $33 million related to the sale of two of our real estate investments, which is included in income from equity method investments in our consolidated statements of operations. During the year ended December 31, 2022, we recognized a gain of $29 million related to the sale of one of our real estate investments, which is included in income from equity method investments in our consolidated statements of operations.

Corporate and Unallocated Expenses

The following table presents our corporate and unallocated expenses for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023	2022	2021	Percent Change Increase/ (Decrease) '23 vs.'22	'22 vs.'21
Corporate general and administrative expenses	$ 694	$ 160	$ 170	n/m	(6)%
Loss (gain) on deconsolidation of subsidiary	$ 10	$ (3,357)	$ —	n/m	n/m
Other expense, net	$ (45)	$ (129)	$ (14)	(65)%	n/m
Income tax benefit (provision)	$ 358	$ (913)	$ 173	n/m	n/m

n/m — not meaningful

Corporate general and administrative expenses. The table above and the explanation that follows cover total consolidated corporate general and administrative expenses. Corporate general and administrative expenses increased by $534 million during 2023, when compared to the same period in 2022, primarily due to a $495 million litigation settlement accrual related to the DSG litigation, an $18 million increase in legal, consulting, and regulatory costs, primarily related to the litigation discussed under *Note 13. Commitments and Contingencies* within *Sinclair's Consolidated Financial Statements,* and a $20 million increase in employee compensation expense. Corporate general and administrative expenses decreased by $10 million during 2022, when compared to the same period in 2021, primarily due to an $18 million decrease in employee compensation costs related to the reduction-in-force that occurred in the first quarter of 2021, as well as compensation expense savings within the current period as a result of the reduction-in-force, partially offset by an $8 million increase in general insurance expenses related to the cybersecurity incident that occurred in the fourth quarter of 2021.

Gain on deconsolidation of subsidiary. During the first quarter of 2022, we recorded a gain of $3,357 million related to the Deconsolidation.

Other expense, net. Other expense, net decreased by $84 million during 2023 and increased $115 million during 2022, when compared to the same periods in 2022 and 2021, respectively, primarily due to changes in the fair value of certain investments recorded at fair value. See *Note 6. Other Assets* within *Sinclair's Consolidated Financial Statements* for further information.

Income tax benefit (provision). The 2023 income tax benefit for our pre-tax loss of $637 million resulted in an effective tax rate of 56.3%. The 2022 income tax provision for our pre-tax income of $3,614 million resulted in an effective tax rate of 25.3%. The increase in the effective tax rate from 2022 to 2023 is primarily due to the 2023 benefit from the release of valuation allowance on deferred tax assets relating to deductibility of interest expense under the Internal Revenue Code ("IRC") Section 163(j). The 2021 income tax benefit for our pre-tax loss of $499 million resulted in an effective tax rate of 34.7%. The decrease in the effective tax rate from 2021 to 2022 is primarily due to the 2021 benefit from federal tax credits related to investments in sustainability initiatives.

As of December 31, 2023, we had a net deferred tax liability of $252 million as compared to a net deferred tax liability of $610 million as of December 31, 2022. The decrease in net deferred tax liability primarily relates to the 2023 release of valuation allowance on deferred tax assets relating to deductibility of interest expense under the IRC Section 163(j).

As of December 31, 2023, we had $14 million of gross unrecognized tax benefits, all of which, if recognized, would favorably affect our effective tax rate. As of December 31, 2022, we had $17 million of gross unrecognized tax benefits, all of which, if recognized, would favorably affect our effective tax rate. We recognized $1 million and $2 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2023 and 2022, respectively. See *Note 12. Income Taxes* within *Sinclair's Consolidated Financial Statements* for further information.

SINCLAIR BROADCAST GROUP, LLC RESULTS OF OPERATIONS

Any references to the first, second, third, or fourth quarters are to the three months ended March 31, June 30, September 30, or December 31, respectively, for the year being discussed. As of December 31, 2023, SBG had one reportable segment for accounting purposes, local media. Prior to the Deconsolidation, SBG had one additional reportable segment for accounting purposes, local sports.

Seasonality / Cyclicality

The operating results of SBG's local media segment are usually subject to cyclical fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is usually elevated further due to advertising expenditures preceding the presidential election. Also, the second and fourth quarters' operating results are usually higher than the first and third quarters' operating results because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers.

Consolidated Operating Data

The following table sets forth certain of SBG's consolidated operating data for the years ended December 31, 2023, 2022, and 2021 (in millions).

	Years Ended December 31,		
	2023	2022	2021
Media revenues	$ 2,968	$ 3,894	$ 6,083
Non-media revenues	10	34	51
Total revenues	2,978	3,928	6,134
Media programming and production expenses	1,543	1,942	4,291
Media selling, general and administrative expenses	719	812	908
Depreciation and amortization expenses	252	321	591
Amortization of program contract costs	80	90	93
Non-media expenses	24	44	57
Corporate general and administrative expenses	654	160	170
Loss (gain) on deconsolidation of subsidiary	10	(3,357)	—
Gain on asset dispositions and other, net of impairment	(2)	(64)	(71)
Operating (loss) income	$ (302)	$ 3,980	$ 95
Net (loss) income attributable to SBG	$ (257)	$ 2,652	$ (414)

A discussion regarding SBG's financial results and operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 and for the year ended December 31, 2022 compared to the year ended December 31, 2021 is presented below.

Local Media Segment

Refer to *Local Media Segment* above under *Sinclair's Results of Operations* for a discussion of SBG's local media segment, which is the same as Sinclair's local media segment for all of the years ended December 31, 2023, 2022, and 2021.

Local Sports Segment

Refer to *Local Sports Segment* above under *Sinclair's Results of Operations* for a discussion of SBG's local sports segment, which is the same as Sinclair's local sports segment for the years ended December 31, 2022 and 2021.

Other

The following table sets forth SBG's revenue and expenses for tennis, non-broadcast digital and internet solutions, technical services, and non-media investments (collectively, "Other") for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023		2022		2021	Percent Change Increase / (Decrease) '23 vs.'22	'22 vs.'21
Revenue:	(e)						
Distribution revenue	$	76	$	179	$	192	(58)%	(7)%
Advertising revenue		29		74		93	(61)%	(20)%
Other media revenues		3		15		9	(80)%	67%
Media revenues (a)	$	108	$	268	$	294	(60)%	(9)%
Non-media revenues (b)	$	11	$	44	$	58	(75)%	(24)%
Operating Expenses:							
Media expenses (c)	$	86	$	217	$	226	(60)%	(4)%
Non-media expenses (d)	$	10	$	36	$	65	(72)%	(45)%
Loss (gain) on asset dispositions and other, net of impairments	$	13	$	(12)	$	(5)	n/m	n/m
Operating income	$	—	$	43	$	36	n/m	19%
Income (loss) from equity method investments	$	31	$	46	$	(4)	(33)%	n/m

n/m — not meaningful

(a) Media revenues for the years ended December 31, 2023, 2022, and 2021 include $3 million, $12 million, and $35 million, respectively, of intercompany revenues related to certain services and sales provided to the local media segment, which are eliminated in consolidation.

(b) Non-media revenues for the years ended December 31, 2023, 2022, and 2021 include $1 million, $10 million, and $7 million, respectively, of intercompany revenues related to certain services and sales provided to the local media segment, which are eliminated in consolidation.

(c) Media expenses for the years ended December 31, 2023, 2022, and 2021 include $1 million, $11 million, and $1 million, respectively, of intercompany expenses primarily related to certain services provided by the local media segment, which are eliminated in consolidation.

(d) Non-media expenses for the years ended December 31, 2023, 2022, and 2021 include $1 million, $7 million, and $8 million, respectively, of intercompany expenses related to certain services provided by the local media segment, which are eliminated in consolidation.

(e) Represents the activity prior to the Reorganization on June 1, 2023. There was no reportable activity for the June through December period in the year ended December 31, 2023 following the Reorganization on June 1, 2023. See *Company Reorganization* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within *SBG's Consolidated Financial Statements*.

The decrease in the revenue and expense items noted above for the year ended December 31, 2023, when compared to the same period in the prior year, was primarily due to the results for the twelve months ended December 31, 2023 including only five months of activity due to the Reorganization (the Transferred Assets were moved to Ventures effective June 1, 2023), versus a full period of activity in the prior year period, and therefore the periods are not comparable. See *Company Reorganization* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* within *SBG's Consolidated Financial Statements*.

Revenue. Media revenues decreased $26 million during 2022, when compared to the same period in 2021, primarily due to a decrease in advertising revenue, partially offset by an increase in distribution revenue related to owned networks. Non-media revenues decreased $14 million during 2022, when compared to the same period in 2021, primarily due to the sale of Triangle in the second quarter of 2021.

Expenses. Media expenses decreased $9 million during 2022, when compared to the same period in 2021, primarily due to our digital businesses. Non-media expenses decreased $29 million during 2022, when compared to the same period in 2021, primarily due to the sale of Triangle in the second quarter of 2021 and a decrease in expenses related to our technical services business.

Loss (gain) on asset dispositions and other, net of impairments. During the year ended December 31, 2023, we recognized a loss of $12 million related to the sale of Stadium. During the year December 31, 2022, we recognized a gain of $14 million related to one of our investments. During the year ended December 31, 2021, we sold our controlling interest in Triangle for $12 million and recognized a gain of $6 million.

Income (loss) from equity method investments. Income from equity method investments increased $50 million during 2022, when compared to the same period in 2021, primarily due to a gain on the sale of one of our real estate investments.

Corporate and Unallocated Expenses

The following table presents SBG's corporate and unallocated expenses for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023		2022		2021	Percent Change Increase/ (Decrease) '23 vs.'22	'22 vs.'21
Corporate general and administrative expenses	$	654	$	160	$	170	n/m	(6)%
Loss (gain) on deconsolidation of subsidiary	$	10	$	(3,357)	$	—	n/m	n/m
Other expense, net	$	(43)	$	(129)	$	(14)	n/m	n/m
Income tax benefit (provision)	$	359	$	(913)	$	173	n/m	n/m

n/m — not meaningful

Corporate general and administrative expenses. The table above and the explanation that follows cover total consolidated corporate general and administrative expenses. Corporate general and administrative expenses increased by $494 million during 2023, when compared to the same period in 2022, primarily due to an increase in legal, consulting, and regulatory costs, primarily related to the litigation discussed under *Note 12. Commitments and Contingencies* within *SBG's Consolidated Financial Statements.* Corporate general and administrative expenses decreased by $10 million during 2022, when compared to the same period in 2021, primarily due to an $18 million decrease in employee compensation costs related to the reduction-in-force that occurred in the first quarter of 2021, partially offset by an $8 million increase in general insurance expenses related to the cybersecurity incident that occurred in the fourth quarter of 2021.

Gain on deconsolidation of subsidiary. During the first quarter of 2022 we recorded a gain of $3,357 million related to the Deconsolidation.

Other expense, net. Other expense, net decreased by $86 million during 2023 and increased $115 million during 2022, when compared to the same periods in 2022 and 2021, respectively, primarily due to changes in the fair value of certain investments recorded at fair value. See *Note 6. Other Assets* within *SBG's Consolidated Financial Statements* for further information.

Income tax benefit (provision). The 2023 income tax benefit for SBG's pre-tax loss of $604 million resulted in an effective tax rate of 59.4%. The 2022 income tax provision for SBG's pre-tax income of $3,614 million resulted in an effective tax rate of 25.3%. The increase in the effective tax rate from 2022 to 2023 is primarily due to the 2023 benefit from the release of valuation allowance on deferred tax assets relating to deductibility of interest expense under the IRC Section 163(j). The 2021 income tax benefit for SBG's pre-tax loss of $499 million resulted in an effective tax rate of 34.7%. The decrease in the effective tax rate from 2021 to 2022 is primarily due to the 2021 benefit from federal tax credits related to investments in sustainability initiatives.

As of December 31, 2023, SBG had a net deferred tax liability of $283 million as compared to a net deferred tax liability of $610 million as of December 31, 2022. The decrease in net deferred tax liability primarily relates to the 2023 release of valuation allowance on deferred tax assets relating to deductibility of interest expense under the IRC Section 163(j).

As of December 31, 2023, SBG had $12 million of gross unrecognized tax benefits, all of which, if recognized, would favorably affect SBG's effective tax rate. As of December 31, 2022, SBG had $17 million of gross unrecognized tax benefits, all of which, if recognized, would favorably affect SBG's effective tax rate. SBG recognized less than $1 million and $2 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2023 and 2022, respectively. See *Note 11. Income Taxes* within the *SBG's Consolidated Financial Statements* for further information.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2023, Sinclair had net working capital of approximately $372 million, including $662 million in cash and cash equivalent balances and $650 million of available borrowing capacity. Cash on hand, cash generated by Sinclair's operations, and borrowing capacity under the Bank Credit Agreement are used as Sinclair's primary sources of liquidity.

As of December 31, 2023, SBG had net negative working capital of approximately $1 million, including $319 million in cash and cash equivalent balances and $650 million of available borrowing capacity. Cash on hand, cash generated by SBG's operations, and borrowing capacity under the Bank Credit Agreement are used as SBG's primary sources of liquidity.

LIQUIDITY AND CAPITAL RESOURCES

The Bank Credit Agreement includes a financial maintenance covenant, the first lien leverage ratio (as defined in the Bank Credit Agreement), which requires such ratio not to exceed 4.5x, measured as of the end of each fiscal quarter. As of December 31, 2023, the STG first lien leverage ratio was below 4.5x. Under the Bank Credit Agreement, a financial maintenance covenant is only applicable if 35% or more of the capacity (as a percentage of total commitments) under the revolving credit facility, measured as of the last day of each fiscal quarter, is drawn under the revolving credit facility as of such date. Since there was no utilization under the revolving credit facility as of December 31, 2023, STG was not subject to the financial maintenance covenant under the Bank Credit Agreement. The Bank Credit Agreement contains other restrictions and covenants with which STG was in compliance as of December 31, 2023.

During the year ended December 31, 2023, STG purchased $30 million aggregate principal amount of the Term Loan B-2 for consideration of $26 million. In January 2024, STG purchased $27 million aggregate principal amount of the Term Loan B-2 for consideration of $25 million.

During the year ended December 31, 2023, STG purchased $7 million, $15 million, and $13 million aggregate principal amount of the 5.125% Senior Notes due 2027 (the "5.125% Notes"), the 5.500% Senior Notes due 2030 (the "5.500% Notes"), and the 4.125% Senior Secured Notes due 2030 (the "4.125% Notes" and, collectively with the 5.125% Notes and 5.500% Notes, the notes are referred to as the "STG Notes"), respectively, in open market transactions for consideration of $6 million, $8 million, and $8 million, respectively. The STG Notes acquired during the year ended December 31, 2023 were canceled immediately following their acquisition.

For the year ending December 31, 2024, Sinclair expects capital expenditures to be within the range of $110 million to $117 million, primarily related to station technical, maintenance, and building projects, and SBG expects capital expenditures to be within the range of $107 million to $114 million, primarily related to station technical, maintenance, and building projects.

Sinclair and SBG have various contractual obligations which are recorded as liabilities in Sinclair's and SBG's consolidated financial statements, such as notes payable, finance leases, and commercial bank financing; operating leases; and active television program contracts. Certain other contractual obligations have not been recognized as liabilities in Sinclair's and SBG's consolidated financial statements, such as certain future television program contracts and network programming rights. Active television program contracts are included in Sinclair's and SBG's balance sheets as an asset and liability while future television program contracts are excluded until the cost is known, the program is available for its first showing or telecast, and the licensee has accepted the program. Industry protocol typically enables us to make payments for television program contracts on a three-month lag, which differs from the contractual timing. As of December 31, 2023, Sinclair's and SBG's significant contractual obligations include:

Sinclair:

- Total debt of Sinclair, defined as current and long-term notes payable, finance leases, and commercial bank financing, including finance leases of affiliates, of $4,175 million, including current debt, due within the next 12 months, of $36 million.

- Interest due on Sinclair's total debt in the next twelve months of $298 million, including interest estimated on Sinclair's variable rate debt calculated at an effective weighted average interest rate of 8.42% as of December 31, 2023.

- Sinclair's contractual amounts owed through the expiration date of the underlying agreement for active and future television program contracts, network programming rights, and Tennis programming rights of $1,632 million, including $779 million due within the next 12 months. Network programming agreements may include variable fee components such as subscriber levels, which in certain circumstances have been estimated and reflected in the previous amounts based on current subscriber amounts.

SBG:

- Total debt of SBG, defined as current and long-term notes payable, finance leases, and commercial bank financing, including finance leases of affiliates, of $4,160 million, including current debt, due within the next 12 months, of $36 million.

- Interest due on SBG's total debt in the next twelve months of $298 million, including interest estimated on SBG's variable rate debt calculated at an effective weighted average interest rate of 8.42% as of December 31, 2023.

- SBG's contractual amounts owed through the expiration date of the underlying agreement for active and future television program contracts and network programming rights of $1,205 million, including $711 million due within the next 12 months. Network programming agreements may include variable fee components such as subscriber levels, which in certain circumstances have been estimated and reflected in the previous amounts based on current subscriber amounts.

LIQUIDITY AND CAPITAL RESOURCES

See *Note 7. Notes Payable and Commercial Bank Financing*, *Note 8. Leases*, and *Note 9. Program Contracts* within *Sinclair's Consolidated Financial Statements* and *Note 7. Notes Payable and Commercial Bank Financing*, *Note 8. Leases*, and *Note 9. Program Contracts* within *SBG's Consolidated Financial Statements* for further information.

Sinclair and SBG anticipate that existing cash and cash equivalents, cash flow from the local media segment's operations, and borrowing capacity under the Bank Credit Agreement will be sufficient to satisfy the local media segment's debt service obligations, capital expenditure requirements, and working capital needs for the next twelve months. Sinclair anticipates that existing cash and cash equivalents and cash flow from the tennis segment and other's operations will be sufficient to satisfy the tennis segment and other's debt service obligations, capital expenditure requirements, and working capital needs for the next twelve months. However, certain factors, including but not limited to the war in Ukraine, conflict in the Middle East, and other geopolitical matters, natural disasters, and pandemics, and their resulting effect on the economy, Sinclair's and SBG's advertisers, and Sinclair's and SBG's Distributors and their subscribers, could affect Sinclair's and SBG's liquidity and first lien leverage ratio which could affect Sinclair's and SBG's ability to access the full borrowing capacity under the Bank Credit Agreement. In addition to the sources described above, Sinclair and SBG may rely upon various sources for long-term liquidity needs, such as but not limited to, the issuance of long-term debt, the issuance of Sinclair equity, for Sinclair only, the issuance of Ventures equity or debt, or other instruments convertible into or exchangeable for Sinclair equity, or the sale of assets. However, there can be no assurance that additional financing or capital or buyers of assets will be available, or that the terms of any transactions will be acceptable or advantageous to Sinclair or SBG.

In January 2024, Sinclair announced that it has agreed, subject to definitive documentation and final court approval, to a global settlement and release of all claims associated with the litigation filed by DSG and DSG's wholly-owned subsidiary, Diamond Sports Net, LLC, in July 2023.

The settlement terms include Sinclair's cash payment to DSG of $495 million. The cash payment will be funded by cash on hand at Ventures, STG and/or a loan backed by Ventures. Under the terms of the settlement, Sinclair will provide transition services to DSG to allow DSG to become a self-standing entity.

Sinclair, Inc. Sources and Uses of Cash

The following table sets forth Sinclair's cash flows for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023	2022	2021
Net cash flows from operating activities	$ 235	$ 799	$ 327
Cash flow from (used in) investing activities:			
Acquisition of property and equipment	$ (92)	$ (105)	$ (80)
Spectrum repack reimbursements	8	4	24
Proceeds from the sale of assets	1	9	43
Deconsolidation of subsidiary cash	—	(315)	—
Purchases of investments	(72)	(75)	(256)
Distributions from investments	206	99	26
Other, net	1	2	(3)
Net cash flows from (used in) investing activities	$ 52	$ (381)	$ (246)
Cash flows used in financing activities:			
Proceeds from notes payable and commercial bank financing	$ —	$ 728	$ 357
Repayments of notes payable, commercial bank financing, and finance leases	(85)	(863)	(601)
Repurchase of outstanding Class A Common Stock	(153)	(120)	(61)
Dividends paid on Class A and Class B Common Stock	(65)	(70)	(60)
Dividends paid on redeemable subsidiary preferred equity	—	(7)	(5)
Redemption of redeemable subsidiary preferred equity	(190)	—	—
Distributions to noncontrolling interests	(13)	(12)	(95)
Distributions to redeemable noncontrolling interests	—	—	(6)
Other, net	(3)	(9)	(53)
Net cash flows used in financing activities	$ (509)	$ (353)	$ (524)

Operating Activities

Net cash flows from Sinclair's operating activities decreased during the year ended December 31, 2023, when compared to the same period in 2022, primarily related to a decrease in cash collections related to political revenue and a decrease in cash collections from Distributors, as well as the partial period impact related to the Deconsolidation.

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows from Sinclair's operating activities increased during the year ended December 31, 2022, when compared to the same period in 2021, primarily related to the receipt of income taxes receivable, increased cash collections on accounts receivable associated with increased political advertising revenue, and a partial period of payments for production and overhead costs, distributor rebate payments, and payments for sports rights as a result of the Deconsolidation, partially offset by the partial period of cash collections from Distributors and advertisers as a result of the Deconsolidation.

Investing Activities

Net cash flows from Sinclair's investing activities increased during the year ended December 31, 2023, when compared to the same period in 2022, primarily related to the removal of DSIH's cash balance as a result of the Deconsolidation in the first quarter of 2022 and the $193 million A/R Facility principal payment received from DSPV.

Net cash flows used in Sinclair's investing activities increased during the year ended December 31, 2022, when compared to the same period in 2021, primarily related to the removal of DSIH's cash balance as a result of the Deconsolidation, partially offset by increased distributions from investments and decreased purchases of investments.

Financing Activities

Net cash flows used in Sinclair's financing activities increased during the year ended December 31, 2023, when compared to the same period in 2022, primarily related to the repurchase of the Redeemable Subsidiary Preferred Equity and an increase in the repurchase of outstanding Common Stock, partially offset by a decrease in the net repayment of debt (repayments less proceeds).

Net cash flows used in Sinclair's financing activities decreased during the year ended December 31, 2022, when compared to the same period in 2021, primarily related to the proceeds from the STG Term Loan B-4 issuance, partially offset by the repurchase of Class A Common Stock during 2022, the redemption of STG's Term Loan B-1, the redemption of the STG 5.875% Notes, and the partial redemption of the STG 5.125% Notes.

Sinclair Broadcast Group, LLC Sources and Uses of Cash

The following table sets forth SBG's cash flows for the years ended December 31, 2023, 2022, and 2021 (in millions):

		2023		2022		2021
Net cash flows from operating activities	$	**260**	$	799	$	327
Cash flow from (used in) investing activities:						
Acquisition of property and equipment	$	**(90)**	$	(105)	$	(80)
Spectrum repack reimbursements		**8**		4		24
Proceeds from the sale of assets		**—**		9		43
Deconsolidation of subsidiary cash		**—**		(315)		—
Purchases of investments		**(39)**		(75)		(256)
Distributions from investments		**204**		99		26
Other, net		**1**		2		(3)
Net cash flows from (used in) investing activities	$	**84**	$	(381)	$	(246)
Cash flows used in financing activities:						
Proceeds from notes payable and commercial bank financing	$	**—**	$	728	$	357
Repayments of notes payable, commercial bank financing, and finance leases		**(85)**		(863)		(601)
Repurchase of outstanding Old Sinclair Class A Common Stock		**(153)**		(120)		(61)
Dividends paid on Old Sinclair Class A and Class B Common Stock		**(18)**		(70)		(60)
Dividends paid on redeemable subsidiary preferred equity		**—**		(7)		(5)
Redemption of redeemable subsidiary preferred equity		**(190)**		—		—
Distribution to member		**(448)**		—		—
Distributions to noncontrolling interests		**(12)**		(12)		(95)
Distributions to redeemable noncontrolling interests		**—**		—		(6)
Other, net		**(3)**		(9)		(53)
Net cash flows used in financing activities	$	**(909)**	$	(353)	$	(524)

Operating Activities

Net cash flows from SBG's operating activities decreased during the year ended December 31, 2023, when compared to the same period in 2022, primarily related to a decrease in cash collections related to political revenue and a decrease in cash collections from Distributors, as well as the partial period impact related to the Deconsolidation and Reorganization.

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows from SBG's operating activities increased during the year ended December 31, 2022, when compared to the same period in 2021, primarily related to the receipt of income taxes receivable, increased cash collections on accounts receivable associated with increased political advertising revenue, and a partial period of payments for production and overhead costs, distributor rebate payments, and payments for sports rights as a result of the Deconsolidation, partially offset by the partial period of cash collections from Distributors and advertisers as a result of the Deconsolidation.

Investing Activities

Net cash flows from SBG's investing activities increased during the year ended December 31, 2023, when compared to the same period in 2022, primarily related to the removal of DSIH's cash balance as a result of the Deconsolidation in the first quarter of 2022; the $193 million A/R Facility principal payment received from DSPV; a decrease in the purchases of investments during the year ended December 31, 2023, as a result of the Reorganization; and the partial period impact related to the Reorganization.

Net cash flows used in SBG's investing activities increased during the year ended December 31, 2022, when compared to the same period in 2021, primarily related to the removal of DSIH's cash balance as a result of the Deconsolidation, partially offset by increased distributions from investments and decreased purchases of investments.

Financing Activities

Net cash flows used in SBG's financing activities increased during the year ended December 31, 2023, when compared to the same period in 2022, primarily related to the repurchase of the Redeemable Subsidiary Preferred Equity; an increase in the repurchase of outstanding Old Sinclair Common Stock, prior to the Reorganization; the one-time distribution to member at the time of the Reorganization of $360 million; and the partial period impact related to the Reorganization, partially offset by a decrease in the net repayment of debt (repayments less proceeds).

Net cash flows used in SBG's financing activities decreased during the year ended December 31, 2022, when compared to the same period in 2021, primarily related to the proceeds from the STG Term Loan B-4 issuance, partially offset by the repurchase of Class A Common Stock during 2022, the redemption of STG's Term Loan B-1, the redemption of the STG 5.875% Notes, and the partial redemption of the STG 5.125% Notes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sinclair and SBG are exposed to market risk from changes in interest rates and consider entering into derivative instruments primarily for the purpose of reducing the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on Sinclair's and SBG's fixed rate debt. See *Note 7. Notes Payable and Commercial Bank Financing* within each of *Sinclair's Consolidated Financial Statements* and *SBG's Consolidated Financial Statements* for further discussion. During the year ended December 31, 2023, STG entered into an interest rate swap effective February 7, 2023 and terminating on February 28, 2026 in order to manage a portion of STG's exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.9%, and STG receives a floating rate of interest based on SOFR. See *Hedge Accounting* in *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Interest Rate Swap* in *Note 7. Notes Payable and Commercial Bank Financing* within *Sinclair's Consolidated Financial Statements*. See *Hedge Accounting* in *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Interest Rate Swap* in *Note 7. Notes Payable and Commercial Bank Financing* within *SBG's Consolidated Financial Statements*. Sinclair and SBG did not have any outstanding derivative instruments during the years ended December 31, 2022 and 2021.

Sinclair and SBG are exposed to risk from the changing interest rates of their variable rate debt issued under the Bank Credit Agreement. As of December 31, 2023, Sinclair and SBG's total variable rate debt under the Bank Credit Agreement was $2,676 million. Sinclair and SBG estimate that adding 1% to respective interest rates would result in an increase in each of Sinclair and SBG's interest expense of $27 million, exclusive of any impact of our interest rate swap.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SINCLAIR, INC.

Sinclair's Class A Common Stock is listed for trading on the NASDAQ stock market under the symbol "SBGI". Sinclair's Class B Common Stock is not traded on a public trading market or quotation system.

As of February 26, 2024, there are approximately 36 shareholders of record of Sinclair's Class A Common Stock. Many of Sinclair's shares of Class A Common Stock are held by brokers and institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

We intend to pay regular quarterly dividends to our stockholders, although all future dividends on our Common Stock, if any, will be at the discretion of the Board and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions, and other factors that the Board may deem relevant.

In February 2024, Sinclair declared a quarterly cash dividend of $0.25 per share.

See *Note 3. Stock-Based Compensation Plans* within *Sinclair's Consolidated Financial Statements* for discussion of our stock-based compensation plans.

Comparative Stock Performance

The graph below matches Sinclair, Inc.'s cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index and the NASDAQ Telecommunications index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2018 to December 31, 2023.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sinclair, Inc., the NASDAQ Composite Index
and the NASDAQ Telecommunications Index

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Company/Index/Market	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Sinclair, Inc.	100.00	129.03	127.86	108.95	66.79	**60.25**
NASDAQ Composite Index	100.00	136.69	198.10	242.03	163.28	**236.17**
NASDAQ Telecommunications Index	100.00	118.74	130.71	133.51	97.62	**108.00**

Stock Repurchases

For the quarter ended December 31, 2023: None

SINCLAIR BROADCAST GROUP, LLC

Not applicable.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

Each of Sinclair's and SBG's management, under the supervision and with the participation of its respective Chief Executive Officer and Chief Financial Officer, evaluated the design and effectiveness of its disclosure controls and procedures and its internal control over financial reporting as of December 31, 2023.

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The term "internal control over financial reporting," as defined in Rules 13a-15d-15(f) under the Exchange Act, means a process designed by, or under the supervision of Sinclair's and SBG's Chief Executive Officer and Chief Financial Officer and effected by its Board of Directors or Board of Managers, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP") and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Sinclair's and SBG's assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made in accordance with authorizations of management or its Board of Directors or Board of Managers; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sinclair's and SBG's assets that could have a material adverse effect on Sinclair's and SBG's financial statements.

Assessment of Effectiveness of Disclosure Controls and Procedures

Based on the evaluation of its disclosure controls and procedures as of December 31, 2023, each of Sinclair's and SBG's Chief Executive Officer and Chief Financial Officer concluded that, as of such date, Sinclair's and SBG's disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control over Financial Reporting

Sinclair's and SBG's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of Sinclair's and SBG's management, including Sinclair's and SBG's Chief Executive Officer and Chief Financial Officer, Sinclair and SBG assessed the effectiveness of its internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("COSO"). Based on Sinclair's and SBG's assessment, Sinclair's and SBG's management has concluded that, as of December 31, 2023, Sinclair's and SBG's internal control over financial reporting was effective based on those criteria.

The effectiveness of Sinclair's and SBG's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in Sinclair's and SBG's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, Sinclair's and SBG's internal control over financial reporting.

Limitations on the Effectiveness of Controls

Management, including each of Sinclair's and SBG's Chief Executive Officer and Chief Financial Officer, do not expect that Sinclair's and SBG's disclosure controls and procedures or its internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within each company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

SINCLAIR, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share data)

As of December 31,		2023		2022
ASSETS				
Current Assets:				
Cash and cash equivalents	$	662	$	884
Accounts receivable, net of allowance for doubtful accounts of $4 and $5, respectively		616		612
Income taxes receivable		8		5
Prepaid expenses and other current assets		189		182
Total current assets		1,475		1,683
Property and equipment, net		715		728
Operating lease assets		142		145
Goodwill		2,082		2,088
Indefinite-lived intangible assets		150		150
Customer relationships, net		369		444
Other definite-lived intangible assets, net		410		502
Other assets		742		964
Total assets (a)	$	6,085	$	6,704
LIABILITIES , REDEEMABLE NON-CONTROLLING INTERESTS, AND EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	913	$	397
Current portion of notes payable, finance leases, and commercial bank financing		36		38
Current portion of operating lease liabilities		21		23
Current portion of program contracts payable		76		83
Other current liabilities		57		67
Total current liabilities		1,103		608
Notes payable, finance leases, and commercial bank financing, less current portion		4,139		4,227
Operating lease liabilities, less current portion		152		154
Program contracts payable, less current portion		14		10
Deferred tax liabilities		252		610
Other long-term liabilities		204		220
Total liabilities (a)		5,864		5,829
Commitments and contingencies (See *Note 13*)				
Redeemable noncontrolling interests		—		194
Shareholders' equity:				
Class A Common Stock, $0.01 par value, 500,000,000 shares authorized, 39,737,682 and 45,847,879 shares issued and outstanding, respectively		1		1
Class B Common Stock, $0.01 par value, 140,000,000 shares authorized, 23,775,056 and 23,775,056 shares issued and outstanding, respectively, convertible into Class A Common Stock		—		—
Additional paid-in capital		517		624
(Accumulated deficit) retained earnings		(234)		122
Accumulated other comprehensive income		1		1
Total Sinclair shareholders' equity		285		748
Noncontrolling interests		(64)		(67)
Total equity		221		681
Total liabilities, redeemable noncontrolling interests, and equity	$	6,085	$	6,704

The accompanying notes are an integral part of these consolidated financial statements.

(a) Our consolidated total assets as of December 31, 2023 and 2022 include total assets of Variable Interest Entities ("VIEs") of $85 million and $115 million, respectively, which can only be used to settle the obligations of the VIEs. Our consolidated total liabilities as of December 31, 2023 and 2022 include total liabilities of the VIEs of $17 million and $18 million, respectively, for which the creditors of the VIEs have no recourse to us. See *Note 14. Variable Interest Entities.*

SINCLAIR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In millions, except share and per share data)

	2023	2022	2021
REVENUES:			
Media revenues	$ 3,106	$ 3,894	$ 6,083
Non-media revenues	28	34	51
Total revenues	3,134	3,928	6,134
OPERATING EXPENSES:			
Media programming and production expenses	1,611	1,942	4,291
Media selling, general and administrative expenses	747	812	908
Amortization of program contract costs	80	90	93
Non-media expenses	49	44	57
Depreciation of property and equipment	105	100	114
Corporate general and administrative expenses	694	160	170
Amortization of definite-lived intangible and other assets	166	221	477
Loss (gain) on deconsolidation of subsidiary	10	(3,357)	—
Loss (gain) on asset dispositions and other, net of impairment	3	(64)	(71)
Total operating expenses (gains)	3,465	(52)	6,039
Operating (loss) income	(331)	3,980	95
OTHER INCOME (EXPENSE):			
Interest expense including amortization of debt discount and deferred financing costs	(305)	(296)	(618)
Gain (loss) on extinguishment of debt	15	3	(7)
Income from equity method investments	29	56	45
Other expense, net	(45)	(129)	(14)
Total other expense, net	(306)	(366)	(594)
(Loss) income before income taxes	(637)	3,614	(499)
INCOME TAX BENEFIT (PROVISION)	358	(913)	173
NET (LOSS) INCOME	(279)	2,701	(326)
Net loss (income) attributable to the redeemable noncontrolling interests	4	(20)	(18)
Net income attributable to the noncontrolling interests	(16)	(29)	(70)
NET (LOSS) INCOME ATTRIBUTABLE TO SINCLAIR	$ (291)	$ 2,652	$ (414)
EARNINGS PER COMMON SHARE ATTRIBUTABLE TO SINCLAIR:			
Basic (loss) earnings per share	$ (4.46)	$ 37.54	$ (5.51)
Diluted (loss) earnings per share	$ (4.46)	$ 37.54	$ (5.51)
Basic weighted average common shares outstanding (in thousands)	65,125	70,653	75,050
Diluted weighted average common and common equivalent shares outstanding (in thousands)	65,125	70,656	75,050

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In millions)

	2023		2022		2021
Net (loss) income	$	**(279)**	$	2,701	$	(326)
Adjustments to post-retirement obligations, net of taxes		**—**		3		1
Share of other comprehensive gain of equity method investments		**—**		3		7
Comprehensive (loss) income		**(279)**		2,707		(318)
Comprehensive loss (income) attributable to redeemable noncontrolling interests		**4**		(20)		(18)
Comprehensive income attributable to noncontrolling interests		**(16)**		(29)		(70)
Comprehensive (loss) income attributable to Sinclair	$	**(291)**	$	2,658	$	(406)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND REDEEMABLE NONCONTROLLING INTERESTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In millions, except share data)

	Redeemable Noncontrolling Interests	Sinclair Shareholders				Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Deficit
		Class A Common Stock		Class B Common Stock						
		Shares	Values	Shares	Values					
BALANCE, December 31, 2020	$ 190	49,252,671	$ 1	24,727,682	$ —	$ 721	$ (1,986)	$ (10)	$ 89	$ (1,185)
Dividends declared and paid on Class A and Class B Common Stock ($0.80 per share)	—	—	—	—	—	—	(60)	—	—	(60)
Class B Common Stock converted into Class A Common Stock	—	952,626	—	(952,626)	—	—	—	—	—	—
Repurchases of Class A Common Stock	—	(2,438,585)	—	—	—	(61)	—	—	—	(61)
Class A Common Stock issued pursuant to employee benefit plans	—	1,547,591	—	—	—	31	—	—	—	31
Distributions to noncontrolling interests, net	(11)	—	—	—	—	—	—	—	(95)	(95)
Other comprehensive income	—	—	—	—	—	—	—	8	—	8
Net income (loss)	18	—	—	—	—	—	(414)	—	70	(344)
BALANCE, December 31, 2021	$ 197	49,314,303	$ 1	23,775,056	$ —	$ 691	$ (2,460)	$ (2)	$ 64	$ (1,706)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND REDEEMABLE NONCONTROLLING INTERESTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In millions, except share data)

| | Redeemable Noncontrolling Interest | Sinclair Shareholders | | | | Additional Paid-In Capital | (Accumulated Deficit) Retained Earnings | Accumulated Other Comprehensive (Loss) Income | Noncontrolling Interests | Total (Deficit) Equity |
| | | Class A Common Stock | | Class B Common Stock | | | | | | |
		Shares	Values	Shares	Values					
BALANCE, December 31, 2021	$ 197	49,314,303	$ 1	23,775,056	$ —	$ 691	$ (2,460)	$ (2)	$ 64	$ (1,706)
Dividends declared and paid on Class A and Class B Common Stock ($1.00 per share)	—	—	—	—	—	—	(70)	—	—	(70)
Repurchases of Class A Common Stock	—	(4,850,398)	—	—	—	(120)	—	—	—	(120)
Class A Common Stock issued pursuant to employee benefit plans	—	1,383,974	—	—	—	53	—	—	—	53
Distributions to noncontrolling interests, net	(7)	—	—	—	—	—	—	—	(12)	(12)
Other comprehensive income	—	—	—	—	—	—	—	6	—	6
Deconsolidation of subsidiary	(16)	—	—	—	—	—	—	(3)	(148)	(151)
Net income	20	—	—	—	—	—	2,652	—	29	2,681
BALANCE, December 31, 2022	$ 194	45,847,879	$ 1	23,775,056	$ —	$ 624	$ 122	$ 1	$ (67)	$ 681

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND REDEEMABLE NONCONTROLLING INTERESTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In millions, except share data)

		Sinclair Shareholders								
	Redeemable Noncontrolling Interests	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total Equity
		Shares	Values	Shares	Values					
BALANCE, December 31, 2022	$ 194	45,847,879	$ 1	23,775,056	$ —	$ 624	$ 122	$ 1	$ (67)	$ 681
Dividends declared and paid on Class A and Class B Common Stock ($1.00 per share)	—	—	—	—	—	—	**(65)**	—	—	**(65)**
Repurchases of Class A Common Stock	—	**(8,785,022)**	—	—	—	**(153)**	—	—	—	**(153)**
Class A Common Stock issued pursuant to employee benefit plans	—	**2,674,825**	—	—	—	**46**	—	—	—	**46**
Distributions to noncontrolling interests, net	—	—	—	—	—	—	—	—	**(13)**	**(13)**
Redemption, net	**(190)**	—	—	—	—	—	—	—	—	—
Net (loss) income	**(4)**	—	—	—	—	—	**(291)**	—	**16**	**(275)**
BALANCE, December 31, 2023	**$ —**	**39,737,682**	**$ 1**	**23,775,056**	**$ —**	**$ 517**	**$ (234)**	**$ 1**	**$ (64)**	**$ 221**

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In millions)

	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (279)	$ 2,701	$ (326)
Adjustments to reconcile net (loss) income to net cash flows from operating activities:			
Amortization of sports programming rights	—	326	2,350
Amortization of definite-lived intangible and other assets	166	221	477
Depreciation of property and equipment	105	100	114
Amortization of program contract costs	80	90	93
Stock-based compensation	45	50	60
Deferred tax (benefit) provision	(358)	906	(92)
Loss (gain) on asset dispositions and other, net of impairment	3	(11)	(69)
Loss (gain) on deconsolidation of subsidiary	10	(3,357)	—
Income from equity method investments	(29)	(56)	(45)
Loss from investments	91	133	38
Distributions from investments	32	87	54
Sports programming rights payments	—	(325)	(1,834)
Rebate payments to distributors	—	(15)	(202)
(Gain) loss on extinguishment of debt	(15)	(3)	7
Changes in assets and liabilities, net of acquisitions and deconsolidation of subsidiary:			
(Increase) decrease in accounts receivable	(8)	20	(187)
Increase in prepaid expenses and other current assets	(32)	(96)	(86)
Increase (decrease) in accounts payable and accrued and other current liabilities	512	(14)	113
Net change in current and long-term net income taxes payable/receivable	(3)	147	(52)
Decrease in program contracts payable	(88)	(103)	(102)
Other, net	3	(2)	16
Net cash flows from operating activities	235	799	327
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Acquisition of property and equipment	(92)	(105)	(80)
Spectrum repack reimbursements	8	4	24
Proceeds from the sale of assets	1	9	43
Deconsolidation of subsidiary cash	—	(315)	—
Purchases of investments	(72)	(75)	(256)
Distributions from investments	206	99	26
Other, net	1	2	(3)
Net cash flows from (used in) investing activities	52	(381)	(246)
CASH FLOWS USED IN FINANCING ACTIVITIES:			
Proceeds from notes payable and commercial bank financing	—	728	357
Repayments of notes payable, commercial bank financing, and finance leases	(85)	(863)	(601)
Repurchase of outstanding Class A Common Stock	(153)	(120)	(61)
Dividends paid on Class A and Class B Common Stock	(65)	(70)	(60)
Dividends paid on redeemable subsidiary preferred equity	—	(7)	(5)
Repurchase of redeemable subsidiary preferred equity	(190)	—	—
Distributions to noncontrolling interests, net	(13)	(12)	(95)
Distributions to redeemable noncontrolling interests	—	—	(6)
Other, net	(3)	(9)	(53)
Net cash flows used in financing activities	(509)	(353)	(524)
NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(222)	65	(443)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year	884	819	1,262
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	$ 662	$ 884	$ 819

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair, Inc. ("Sinclair") is a diversified media company with national reach and a strong focus on providing high-quality content on our local television stations, digital platform, and, prior to the Deconsolidation (as defined below in *Deconsolidation of Diamond Sports Intermediate Holdings LLC*), regional sports networks. The content, distributed through our broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by us and our owned networks and professional sports. Additionally, we own digital media companies that are complementary to our extensive portfolio of television station related digital properties and we have interests in, own, manage, and/or operate technical and software services companies, research and development companies for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

As of December 31, 2023, we had two reportable segments: local media and tennis. Prior to the Deconsolidation (as defined below in *Deconsolidation of Diamond Sports Intermediate Holdings LLC*), we had one additional reportable segment, local sports. The local media segment consists primarily of our 185 broadcast television stations in 86 markets, which we own, provide programming and operating services pursuant to LMAs, or provide sales services and other non-programming operating services pursuant to other outsourcing agreements, such as JSAs and SSAs. These stations broadcast 640 channels as of December 31, 2023. For the purpose of this report, these 185 stations and 640 channels are referred to as "our" stations and channels. The tennis segment consists of Tennis Channel, a cable network which includes coverage of many of tennis' top tournaments and original professional sports and tennis lifestyle shows; Tennis Channel International streaming service; Tennis Channel Plus streaming service; T2 FAST, a 24-hours a day free ad-supported streaming television channel; and Tennis.com. The local sports segment consisted primarily of the Bally Sports network brands ("Bally RSNs"), the Marquee Sports Network ("Marquee") joint venture, and a minority equity interest in the Yankee Entertainment and Sports Network, LLC ("YES Network") through February 28, 2022. On March 1, 2022, the Bally RSNs, Marquee, and YES Network were deconsolidated from our financial statements. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* below. Through February 28, 2022, we refer to the Bally RSNs and Marquee as "the RSNs." The RSNs and YES Network own the exclusive rights to air, among other sporting events, the games of professional sports teams in designated local viewing areas.

Principles of Consolidation

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and VIEs for which we are the primary beneficiary. Noncontrolling interests represent a minority owner's proportionate share of the equity in certain of our consolidated entities. Noncontrolling interests which may be redeemed by the holder, and the redemption is outside of our control, are presented as redeemable noncontrolling interests. All intercompany transactions and account balances have been eliminated in consolidation.

We consolidate VIEs when we are the primary beneficiary. We are the primary beneficiary of a VIE when we have the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. See *Note 14. Variable Interest Entities* for more information on our VIEs.

Investments in entities over which we have significant influence but not control are accounted for using the equity method of accounting. Income (loss) from equity method investments represents our proportionate share of net income or loss generated by equity method investees.

Company Reorganization

On April 3, 2023, the company formerly known as Sinclair Broadcast Group, Inc., a Maryland corporation ("Old Sinclair"), entered into an Agreement of Share Exchange and Plan of Reorganization (the "Share Exchange Agreement") with Sinclair, and Sinclair Holdings, LLC, a Maryland limited liability company ("Sinclair Holdings"). The purpose of the transactions contemplated by the Share Exchange Agreement was to effect a holding company reorganization in which Sinclair would become the publicly-traded parent company of Old Sinclair.

Effective at 12:00 am Eastern U.S. time on June 1, 2023 (the "Share Exchange Effective Time"), pursuant to the Share Exchange Agreement and Articles of Share Exchange filed with the Maryland State Department of Assessments and Taxation, the share exchange between Sinclair and Old Sinclair was completed (the "Share Exchange"). In the Share Exchange, (i) each share or fraction of a share of Old Sinclair's Class A common stock, par value $0.01 per share ("Old Sinclair Class A Common Shares"), outstanding immediately prior to the Share Exchange Effective Time was exchanged on a one-for-one basis for an equivalent share of Sinclair's Class A common stock, par value $0.01 per share ("Sinclair Class A Common Shares"), and (ii) each share or fraction of a share of Old Sinclair's Class B common stock, par value $0.01 per share ("Old Sinclair Class B Common Shares"), outstanding immediately prior to the Share Exchange Effective Time was exchanged on a one-for-one basis for an equivalent share of Sinclair's Class B common stock, par value $0.01 per share ("Sinclair Class B Common Shares").

Immediately following the Share Exchange Effective Time, Old Sinclair converted from a Maryland corporation to a Maryland limited liability company named Sinclair Broadcast Group, LLC ("SBG"). On the day following the Share Exchange Effective Time (June 2, 2023), Sinclair Holdings became the intermediate holding company between Sinclair and SBG, and SBG transferred certain of its assets (the "Transferred Assets") to Sinclair Ventures, LLC, a new indirect wholly-owned subsidiary of Sinclair ("Ventures"). We refer to the Share Exchange and the related steps described above collectively as the "Reorganization." The Transferred Assets included technical and software services companies, intellectual property for the advancement of broadcast technology, and other media and non-media related businesses and assets including real estate, venture capital, private equity, and direct investments, as well as Compulse, a marketing technology and managed services company, and Tennis Channel and related assets. As a result of the Reorganization, the local media segment assets are owned and operated by SBG and the assets of the tennis segment and the Transferred Assets are owned and operated by Ventures.

At the Share Exchange Effective Time, Sinclair's articles of incorporation and bylaws were amended and restated to be the same in all material respects as the existing articles of incorporation and bylaws of Old Sinclair immediately prior to the Share Exchange. As a result, the Sinclair Class A Common Shares confer upon the holders thereof the same rights with respect to Sinclair that the holders of the Old Sinclair Class A Common Shares had with respect to Old Sinclair, and the Sinclair Class B Common Shares confer upon the holders thereof the same rights with respect to Sinclair that the holders of the Old Sinclair Class B Common Shares had with respect to Old Sinclair. Sinclair's Board of Directors, including its committees, and senior management team immediately after the Share Exchange were the same as Old Sinclair's immediately before the Share Exchange.

The Reorganization is considered transactions between entities under common control and as SBG and Ventures are both subsidiaries of Sinclair, there was no impact on the consolidated financial statements of Sinclair.

Deconsolidation of Diamond Sports Intermediate Holdings LLC

On March 1, 2022, Old Sinclair's subsidiary Diamond Sports Intermediate Holdings, LLC, and certain of its subsidiaries (collectively "DSIH") completed a series of transactions (the "Transaction"). As part of the Transaction, the governance structure of DSIH was modified including changes to the composition of its Board of Managers, resulting in the Company's loss of voting control. As a result, DSIH, whose operations represented the entirety of our local sports segment, was deconsolidated from our consolidated financial statements effective as of March 1, 2022 (the "Deconsolidation"). The consolidated statement of operations for the year ended December 31, 2022 therefore includes two months of activity related to DSIH prior to the Deconsolidation. Subsequent to February 28, 2022, the assets and liabilities of DSIH were no longer included within our consolidated balance sheets. Any discussions related to results, operations, and accounting policies associated with DSIH are referring to the periods prior to the Deconsolidation.

Upon Deconsolidation, we recognized a gain before income taxes of approximately $3,357 million, which is recorded within gain on deconsolidation of subsidiary in our consolidated statements of operations for the year ended December 31, 2022. During the year ended December 31, 2023, we recorded an adjustment to the deconsolidation gain of $10 million. Subsequent to the Deconsolidation, our equity ownership interest in DSIH is accounted for under the equity method of accounting. See *Note 6. Other Assets* for more information.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In October 2021, the FASB issued guidance to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice. ASU 2021-08 requires that an acquiring entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We adopted this guidance during the first quarter of 2023. The impact of the adoption did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued guidance to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, applied retrospectively. Early adoption is permitted. We are currently evaluating the impact of this guidance.

In December 2023, the FASB issued guidance to enhance the transparency and decision usefulness of income tax disclosures, requiring annual disclosure of consistent categories and greater disaggregation of information in the rate reconciliation table; additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate); income taxes paid disaggregated by jurisdiction; and income or loss before income tax disaggregated between foreign and domestic. The guidance is effective for annual periods beginning after December 15, 2024, applied prospectively. Early adoption is permitted. We are currently evaluating the impact of this guidance.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

We regularly review accounts receivable and determine an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience, and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

A rollforward of the allowance for doubtful accounts for the years ended December 31, 2023, 2022, and 2021 is as follows (in millions):

	2023	2022	2021
Balance at beginning of period	$ 5	$ 7	$ 5
Charged to expense	3	4	3
Net write-offs	(4)	(6)	(1)
Balance at end of period	$ 4	$ 5	$ 7

As of December 31, 2023, two customers accounted for 10% and 10%, respectively, of our accounts receivable, net. As of December 31, 2022, one customer accounted for 13% of our accounts receivable, net. As of December 31, 2021, three customers accounted for 15%, 15%, and 12%, respectively, of our accounts receivable, net. For purposes of this disclosure, a single customer may include multiple entities under common control.

Broadcast Television Programming

We have agreements with programming syndicators for the rights to television programming over contract periods, which generally run from one to three years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Pursuant to accounting guidance for the broadcasting industry, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet when the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement, and the program is available for its first showing or telecast. The portion of program contracts which becomes payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or fair value. Program contract costs are amortized on a straight-line basis except for contracts greater than three years which are amortized utilizing an accelerated method. Program contract costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by amortization or fair value adjustments.

Fair value is determined utilizing a discounted cash flow model based on management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. We assess our program contract costs on a quarterly basis to ensure the costs are recorded at the lower of unamortized cost or fair value.

Sports Programming Rights

DSIH has multi-year program rights agreements that provided DSIH with the right to produce and telecast professional live sports games within a specified territory in exchange for a rights fee. Prior to the Deconsolidation, we amortized these rights as an expense over each season based upon contractually stated rates. Amortization was accelerated in the event that the stated contractual rates over the term of the rights agreement resulted in an expense recognition pattern that was inconsistent with the projected growth of revenue over the contractual term.

Impairment of Goodwill, Indefinite-lived Intangible Assets, and Other Long-lived Assets

We evaluate our goodwill and indefinite lived intangible assets for impairment annually in the fourth quarter, or more frequently, if events or changes in circumstances indicate that an impairment may exist. Our goodwill has been allocated to, and is tested for impairment at, the reporting unit level. A reporting unit is an operating segment or a component of an operating segment to the extent that the component constitutes a business for which discrete financial information is available and regularly reviewed by management. Components of an operating segment with similar characteristics are aggregated when testing goodwill for impairment.

In the performance of our annual assessment of goodwill for impairment, we have the option to qualitatively assess whether it is more likely than not that a reporting unit has been impaired. As part of this qualitative assessment, we weigh the relative impact of factors that are specific to the reporting units as well as industry, regulatory, and macroeconomic factors that could affect the significant inputs used to determine the fair value of the assets. We also consider the significance of the excess fair value over carrying value in prior quantitative assessments.

If we conclude that it is more likely than not that a reporting unit is impaired, or if we elect not to perform the optional qualitative assessment, we will determine the fair value of the reporting unit and compare it to the net book value of the reporting unit. If the fair value is less than the net book value, we will record an impairment to goodwill for the amount of the difference. We estimate the fair value of our reporting units utilizing the income approach involving the performance of a discounted cash flow analysis. Our discounted cash flow model is based on our judgment of future market conditions based on our internal forecast of future performance, as well as discount rates that are based on a number of factors including market interest rates, a weighted average cost of capital analysis, and includes adjustments for market risk and company specific risk.

Our indefinite-lived intangible assets consist primarily of our broadcast licenses and a trade name. For our annual impairment test for indefinite-lived intangible assets, we have the option to perform a qualitative assessment to determine whether it is more likely than not that these assets are impaired. As part of this qualitative assessment we weigh the relative impact of factors that are specific to the indefinite-lived intangible assets as well as industry, regulatory, and macroeconomic factors that could affect the significant inputs used to determine the fair value of the assets. We also consider the significance of the excess fair value over carrying value in prior quantitative assessments. When evaluating our broadcast licenses for impairment, the qualitative assessment is done at the market level because the broadcast licenses within the market are complementary and together enhance the single broadcast license of each station. If we conclude that it is more likely than not that one of our broadcast licenses is impaired, we will perform a quantitative assessment by comparing the aggregate fair value of the broadcast licenses in the market to the respective carrying values. We estimate the fair values of our broadcast licenses using the Greenfield method, which is an income approach. This method involves a discounted cash flow model that incorporates several variables, including, but not limited to, market revenues and long-term growth projections, estimated market share for the typical participant without a network affiliation, and estimated profit margins based on market size and station type. The model also assumes outlays for capital expenditures, future terminal values, an effective tax rate assumption and a discount rate based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk. If the carrying amount of the broadcast licenses exceeds the fair value, then an impairment loss is recorded to the extent that the carrying value of the broadcast licenses exceeds the fair value.

We evaluate our long-lived assets, including definite-lived intangible assets, for impairment if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets within an asset group to the estimated undiscounted future cash flows associated with the asset group. An asset group represents the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. At the time that such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset group, an impairment loss is determined by comparing the estimated fair value of the asset group to the carrying value. We estimate fair value using an income approach involving the performance of a discounted cash flow analysis.

During the years ended December 31, 2023, 2022, and 2021, we did not identify any indicators that our goodwill, indefinite-lived or long-lived assets may not be recoverable. See *Note 5. Goodwill, Indefinite-Lived Intangible Assets, and Other Intangible Assets* for more information.

We believe we have made reasonable estimates and utilized appropriate assumptions in the performance of our impairment assessments. If future results are not consistent with our assumptions and estimates, including future events such as a deterioration of market conditions, loss of significant customers, and significant increases in discount rates, among other factors, we could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

When factors indicate that there may be a decrease in value of an equity method investment, we assess whether a loss in value has occurred. If that loss is deemed to be other than temporary, an impairment loss is recorded accordingly. For any equity method investments that indicate a potential impairment, we estimate the fair values of those investments using a combination of a market-based approach, which considers earnings and cash flow multiples of comparable businesses and recent market transactions, as well as an income approach involving the performance of a discounted cash flow analysis. See *Note 6. Other Assets* for more information.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2023 and 2022 (in millions):

	2023	2022
Compensation and employee benefits	$ 98	$ 100
Interest	12	11
Programming related obligations	156	151
Legal, litigation, and regulatory (a)	505	10
Accounts payable and other operating expenses	142	125
Total accounts payable and accrued liabilities	$ 913	$ 397

(a)   See *Note 13. Commitments and Contingencies* for additional information regarding the litigation accruals recorded.

We expense these activities when incurred.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies, current and cumulative losses, and forecasts of future taxable income. In considering these sources of taxable income, we must make certain judgments that are based on the plans and estimates used to manage our underlying businesses on a long-term basis. As of December 31, 2023 and 2022, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences, and a substantial amount of our available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies and projected future taxable income. Future changes in operating and/or taxable income or other changes in facts and circumstances could significantly impact the ability to realize our deferred tax assets which could have a material effect on our consolidated financial statements.

Management periodically performs a comprehensive review of our tax positions, and we record a liability for unrecognized tax benefits if such tax positions are more likely than not to be sustained upon examination based on their technical merits, including the resolution of any appeals or litigation processes. Significant judgment is required in determining whether positions taken are more likely than not to be sustained, and it is based on a variety of facts and circumstances, including interpretation of the relevant federal and state income tax codes, regulations, case law and other authoritative pronouncements. Based on this analysis, the status of ongoing audits and the expiration of applicable statute of limitations, liabilities are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. See *Note 12. Income Taxes*, for further discussion of accrued unrecognized tax benefits.

Hedge Accounting

We entered into an interest rate swap effective February 7, 2023 and terminating on February 28, 2026 in order to manage a portion of our exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.90%, and we receive a floating rate of interest based on the Secured Overnight Financing Rate ("SOFR").

We have determined that the interest rate swap meets the criteria for hedge accounting. The initial value of the interest rate swap and any changes in value in subsequent periods is included in accumulated other comprehensive income, with a corresponding change recorded in assets or liabilities depending on the position of the swap. Gains or losses on the monthly settlement of the interest rate swap are reflected in interest expense in our consolidated statements of operations. Cash flows related to the interest rate swap are classified as operating activities in our consolidated statements of cash flows. See *Interest Rate Swap* within *Note 7. Notes Payable and Commercial Bank Financing* for further discussion.

Supplemental Information — Statements of Cash Flows

During the years ended December 31, 2023, 2022, and 2021, we had the following cash transactions (in millions):

	2023	2022	2021
Income taxes paid	$ 5	$ 18	$ 16
Income tax refunds	$ 1	$ 158	$ 44
Interest paid	$ 294	$ 387	$ 583

Non-cash investing activities included property and equipment purchases of $5 million for each of the years ended December 31, 2023, 2022, and 2021 and the receipt of equipment with a fair value of $58 million in connection with completing the repack process as more fully described in *Note 2. Acquisitions and Dispositions of Assets* for the year ended December 31, 2021.

During the years ended December 31, 2022 and 2021, we received equity shares in investments valued at $3 million and $6 million, respectively, in exchange for an equivalent value of advertising spots.

Revenue Recognition

The following table presents our revenue disaggregated by type and segment for the years ended December 31, 2023, 2022, and 2021 (in millions):

For the year ended December 31, 2023	Local media	Tennis	Other	Eliminations	Total
Distribution revenue	$ 1,491	$ 189	$ —	$ —	$ 1,680
Advertising revenue	1,236	37	25	(13)	1,285
Other media, non-media, and intercompany revenue	139	2	37	(9)	169
Total revenues	$ 2,866	$ 228	$ 62	$ (22)	$ 3,134

For the year ended December 31, 2022	Local media	Tennis	Local sports	Other	Eliminations	Total
Distribution revenue	$ 1,531	$ 179	$ 433	$ —	$ —	$ 2,143
Advertising revenue	1,518	33	44	41	(22)	1,614
Other media, non-media, and intercompany revenue	144	5	5	54	(37)	171
Total revenues	$ 3,193	$ 217	$ 482	$ 95	$ (59)	$ 3,928

For the year ended December 31, 2021	Local media	Tennis	Local sports	Other	Eliminations	Total
Distribution revenue	$ 1,476	$ 192	$ 2,620	$ —	$ —	$ 4,288
Advertising revenue	1,230	29	409	64	(41)	1,691
Other media, non-media, and intercompany revenue	181	3	27	64	(120)	155
Total revenues	$ 2,887	$ 224	$ 3,056	$ 128	$ (161)	$ 6,134

Distribution Revenue. We generate distribution revenue through fees received from Distributors for the right to distribute our stations, other properties, and, prior to the Deconsolidation, the RSNs. Distribution arrangements are generally governed by multi-year contracts and the underlying fees are based upon a contractual monthly rate per subscriber. These arrangements represent licenses of intellectual property; revenue is recognized as the signal or network programming is provided to our customers ("as usage occurs") which corresponds with the satisfaction of our performance obligation. Revenue is calculated based upon the contractual rate multiplied by an estimated number of subscribers. Our customers will remit payments based upon actual subscribers a short time after the conclusion of a month, which generally does not exceed 120 days. Historical adjustments to subscriber estimates have not been material.

Advertising Revenue. We generate advertising revenue primarily from the sale of advertising spots/impressions within our broadcast television, digital platforms, and, prior to the Deconsolidation, RSNs. Advertising revenue is recognized in the period in which the advertising spots/impressions are delivered. In arrangements where we provide audience ratings guarantees, to the extent that there is a ratings shortfall, we will defer a proportionate amount of revenue until the ratings shortfall is settled through the delivery of additional advertising. The term of our advertising arrangements is generally less than one year and the timing between when an advertisement is aired and when payment is due is not significant. In certain circumstances, we require customers to pay in advance; payments received in advance of satisfying our performance obligations are reflected as deferred revenue.

Practical Expedients and Exemptions. We expense sales commissions when incurred because the period of benefit for these costs is one year or less. These costs are recorded within media selling, general and administrative expenses. In accordance with ASC 606, we do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) distribution arrangements which are accounted for as a sales/usage based royalty.

Arrangements with Multiple Performance Obligations. Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenues to each performance obligation based on its relative standalone selling price, which is generally based on the prices charged to customers.

Deferred Revenues. We record deferred revenue when cash payments are received or due in advance of our performance, including amounts which are refundable. We classify deferred revenue as either current in other current liabilities or long-term in other long-term liabilities within our consolidated balance sheets, based on the timing of when we expect to satisfy our performance obligations. Deferred revenue was $178 million, $200 million, and $235 million as of December 31, 2023, 2022, and 2021, respectively, of which $124 million, $144 million, and $164 million as of December 31, 2023, 2022, and 2021, respectively, was reflected in other long-term liabilities in our consolidated balance sheets. Deferred revenue recognized during the years ended December 31, 2023 and 2022 that was included in the deferred revenue balance as of December 31, 2022 and 2021 was $50 million and $62 million, respectively.

For the year ended December 31, 2023, two customers accounted for 11% and 10%, respectively, of our total revenues. For the year ended December 31, 2022, three customers accounted for 12%, 11%, and 10%, respectively, of our total revenues. For the year ended December 31, 2021, three customers accounted for 19%, 18%, and 14%, respectively, of our total revenues. For purposes of this disclosure, a single customer may include multiple entities under common control.

Advertising Expenses

Promotional advertising expenses are recorded in the period when incurred and are included in media production and other non-media expenses. Total advertising expenses, net of advertising co-op credits, were $8 million, $9 million, and $22 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Financial Instruments

Financial instruments, as of December 31, 2023 and 2022, consisted of cash and cash equivalents, trade accounts receivable, accounts payable, accrued liabilities, stock options and warrants, and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 18. Fair Value Measurements* for additional information regarding the fair value of notes payable.

Post-retirement Benefits

We maintain a supplemental executive retirement plan which we inherited upon the acquisition of certain stations. As of December 31, 2023, the estimated projected benefit obligation was $14 million, of which $1 million is included in accrued expenses and $13 million is included in other long-term liabilities in our consolidated balance sheets. At December 31, 2023, the projected benefit obligation was measured using a 4.92% discount rate compared to a discount rate of 5.20% for the year ended December 31, 2022. For each of the years ended December 31, 2023 and 2022, we made $1 million in benefit payments. We recognized an actuarial loss of $0.3 million and gain of $3 million through other comprehensive income for the years ended December 31, 2023 and 2022, respectively. For each of the years ended December 31, 2023 and 2022, we recognized $1 million of periodic pension expense, reported in other expense, net in our consolidated statements of operations.

We also maintain other post-retirement plans provided to certain employees. The plans are voluntary programs that primarily allow participants to defer eligible compensation and they may also qualify to receive a discretionary match on their deferral. As of December 31, 2023, the assets and liabilities included in our consolidated balance sheets related to deferred compensation plans were $45 million and $44 million, respectively.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

2. ACQUISITIONS AND DISPOSITIONS OF ASSETS:

During the year ended December 31, 2021, we acquired certain businesses for an aggregate purchase price, net of cash acquired, of $10 million, including working capital adjustments and other adjustments. There were no acquisitions during the years ended December 31, 2023 and 2022.

The following summarizes the acquisition activity during the year ended December 31, 2021:

2021 Acquisitions

During the year ended December 31, 2021, we completed the acquisition of ZypMedia for approximately $7 million in cash. The acquired assets and liabilities were recorded at fair value as of the closing date of the transactions.

During the year ended December 31, 2021, we purchased 360iA, LLC for $5 million, with $2 million being paid in cash and the remaining to be paid in $1 million increments on each of the first three anniversaries following the closing date.

Financial Results of Acquisitions

The following tables summarize the results of the net revenues and operating loss included in the financial statements of the Company beginning on the acquisition date of each acquisition as listed below (in millions):

	2023	2022	2021
Revenues:			
Other acquisitions in 2021	$ 39	$ 72	$ 8

	2023	2022	2021
Operating Loss:			
Other acquisitions in 2021	$ (12)	$ (7)	$ (45)

Dispositions

2021 Dispositions. In September 2021, we sold all of our radio broadcast stations, KOMO-FM, KOMO-AM, KPLZ-FM and KVI-AM in Seattle, WA, for consideration valued at $13 million. For the year ended December 31, 2021, we recorded a net loss of $12 million related to the sale, which is included within loss (gain) on asset dispositions and other, net of impairment in our consolidated statements of operations, and was primarily related to the write-down of the carrying value of the assets to estimate the selling price.

In June 2021, we sold our controlling interest in Triangle Sign & Service, LLC ("Triangle") for $12 million. We recorded a gain on the sale of Triangle of $6 million, of which $3 million was attributable to noncontrolling interests, for the year ended December 31, 2021, which is included in the loss (gain) on asset dispositions and other, net of impairment and net (income) loss attributable to the noncontrolling interests, respectively, in our consolidated statements of operations.

In February 2021, we sold two of our television broadcast stations, WDKA-TV in Paducah, KY and KBSI-TV in Cape Girardeau, MO, for an aggregate sale price of $28 million. We recorded a gain of $12 million for the year ended December 31, 2021, which is included within loss (gain) on asset dispositions and other, net of impairment in our consolidated statements of operations.

Broadcast Incentive Auction. In 2012, Congress authorized the FCC to conduct so-called "incentive auctions" to auction and re-purpose broadcast television spectrum for mobile broadband use. Pursuant to the auction, television broadcasters submitted bids to receive compensation for relinquishing all or a portion of their rights in the television spectrum of their full-service and Class A stations. Low power stations were not eligible to participate in the auction and are not protected and therefore may be displaced or forced to go off the air as a result of the post-auction repacking process.

In the repacking process associated with the auction, the FCC has reassigned some stations to new post-auction channels. We do not expect reassignment to new channels to have a material impact on our coverage. We have received notification from the FCC that 100 of our stations have been assigned to new channels. Legislation has provided the FCC with a $3 billion fund to reimburse reasonable costs incurred by stations that are reassigned to new channels in the repack. We expect that the reimbursements from the fund will cover the majority of our expenses related to the repack. We recorded gains related to reimbursements for the spectrum repack costs incurred of $8 million, $4 million, and $24 million for the years ended December 31, 2023, 2022, and 2021, respectively, which are recorded within loss (gain) on asset dispositions and other, net of impairment in our consolidated statements of operations. For the years ended December 31, 2022 and 2021, capital expenditures related to the spectrum repack were $1 million and $12 million, respectively.

In December 2020, the FCC began a similar repacking process associated with a portion of the C-Band spectrum in order to free up this spectrum for the use of 5G wireless services. The repack was scheduled to be completed in two phases, the first ended on December 31, 2021 and the second ended on December 31, 2023. Prior to the Deconsolidation, DSG entered into an agreement with a communications provider in which they received equipment to complete the repack process at a maximum cost to DSG of $15 million. Prior to the Deconsolidation, for the year ended December 31, 2021, we recognized a gain of $43 million, which is recorded within loss (gain) on asset dispositions and other, net of impairment in our consolidated statements of operations, equal to the fair value of the equipment that DSG received of $58 million, less the maximum cost to DSG of $15 million.

3. STOCK-BASED COMPENSATION PLANS:

In June 1996, the Board adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan ("LTIP"). The purpose of the LTIP is to reward key individuals for making major contributions to our success and the success of our subsidiaries and to attract and retain the services of qualified and capable employees. Under the LTIP, we have issued restricted stock awards ("RSAs"), stock grants to our non-employee directors, stock-settled appreciation rights ("SAR"), and stock options. In June 2022, the Board adopted, upon approval of the shareholders by proxy, the 2022 Stock Incentive Plan ("SIP"). Upon approval of the SIP, it succeeded the LTIP and no additional awards were granted under the LTIP. All outstanding awards granted under the LTIP will remain subject to their original terms. The purpose of the SIP is to provide stock-based incentives that align the interests of employees, consultants, and outside directors with those of the stockholders of the Company by motivating its employees to achieve long-term results and rewarding them for their achievements, and to attract and retain the types of employees, consultants, and outside directors who will contribute to the Company's long-range success.

As of December 31, 2023, a total of 10,498,506 shares of Class A Common Stock were reserved for awards under the SIP. As of December 31, 2023, 7,425,918 shares were available for future grants. Additionally, we have the following arrangements that involve stock-based compensation: employer matching contributions for participants in our 401(k) plan, an employee stock purchase plan ("ESPP"), and subsidiary stock awards. Stock-based compensation expense has no effect on our consolidated cash flows. For the years ended December 31, 2023, 2022, and 2021, we recorded stock-based compensation of $45 million, $50 million, and $60 million, respectively. Below is a summary of the key terms and methods of valuation of our stock-based compensation awards:

Restricted Stock Awards

RSAs issued in 2023 have certain restrictions that generally lapse after two years at 100% or over two years at 50% and 50%, respectively. RSAs issued in 2022 and 2021 have certain restrictions that generally lapse over two years at 50% and 50%, respectively. As the restrictions lapse, the Class A Common Stock may be freely traded on the open market. Unvested RSAs are entitled to dividends, and therefore, are included in weighted shares outstanding, resulting in a dilutive effect on basic and diluted earnings per share. The fair value assumes the closing value of the stock on the measurement date.

The following is a summary of changes in unvested restricted stock:

	RSAs		Weighted-Average Price
Unvested shares at December 31, 2022	477,721	$	29.53
2023 Activity:			
Granted	1,440,446		15.54
Vested	(985,881)		17.12
Forfeited (a)	(13,819)		21.03
Unvested shares at December 31, 2023	918,467	$	21.04

(a) Forfeitures are recognized as they occur.

We recorded compensation expense of $19 million for both of the years ended December 31, 2023 and 2022, respectively, and $21 million for the year ended December 31, 2021. The majority of the unrecognized compensation expense of $9 million as of December 31, 2023 will be recognized in 2024.

Stock Grants to Non-Employee Directors

In addition to fees paid in cash to our non-employee directors, on the date of each annual meeting of shareholders, each non-employee director receives a grant of unrestricted shares of Class A Common Stock. We issued 80,496 shares in 2023, 60,732 shares in 2022, and 45,836 shares in 2021. We recorded expense of $1 million for the year ended December 31, 2023 and $2 million for each of the years ended December 31, 2022 and 2021, which was based on the average share price of the stock on the date of grant. Additionally, these shares are included in the total shares outstanding, which results in a dilutive effect on our basic and diluted earnings per share.

Stock-Settled Appreciation Rights

These awards entitle holders to the appreciation in our Class A Common Stock over the base value of each SAR over the term of the award. The SARs have a 10-year term with vesting periods ranging from zero to four years. The base value of each SAR is equal to the closing price of our Class A Common Stock on the date of grant. For the years ended December 31, 2023, 2022, and 2021, we recorded compensation expense of $7 million, $10 million, and $15 million, respectively.

The following is a summary of the 2023 activity:

	SARs		Weighted-Average Price
Outstanding SARs at December 31, 2022	3,269,916	$	30.16
2023 Activity:			
Granted	1,474,764		15.97
Outstanding SARs at December 31, 2023	4,744,680	$	25.75

As of December 31, 2023, there was no aggregate intrinsic value of the SARs outstanding and the outstanding SARs have a weighted average remaining contractual life of 8 years.

Valuation of SARS. Our SARs were valued using the Black-Scholes pricing model utilizing the following assumptions:

	2023	2022	2021
Risk-free interest rate	4.4 %	1.6%	0.6%
Expected years to exercise	5 years	5 years	5 years
Expected volatility	52.1 %	49.6 %	48.2 %
Annual dividend yield	6.8 %	3.0%	2.5%

The risk-free interest rate is based on the U.S. Treasury yield curve, in effect at the time of grant, for U.S. Treasury STRIPS that approximate the expected life of the award. The expected volatility is based on our historical stock prices over a period equal to the expected life of the award. The annual dividend yield is based on the annual dividend per share divided by the share price on the grant date.

During 2022, outstanding SARs increased the weighted average shares outstanding for purposes of determining dilutive earnings per share.

Options

As of December 31, 2023, there were options outstanding to purchase 375,000 shares of Class A Common Stock. These options are fully vested and have a weighted average exercise price of $31.25 and a weighted average remaining contractual term of 2 years. As of December 31, 2023, there was no aggregate intrinsic value for the options outstanding. There was no grant, exercise, or forfeiture activity during the year ended December 31, 2023. There was no expense recognized during the years ended December 31, 2023, 2022, and 2021.

401(k) Match

The Sinclair, Inc. 401(k) Profit Sharing Plan and Trust ("the 401(k) Plan") is available as a benefit for our eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount with a match calculation (the "Match"). The Match and any additional discretionary contributions may be made using our Class A Common Stock, if the Board so chooses. Typically, we make the Match using our Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) Plan. The number of our Class A Common shares granted under the Match is determined based upon the closing price on or about March 1st of each year for the previous calendar year's Match. We recorded $17 million for each of the years ended December 31, 2023 and 2022 and $20 million for the year ended December 31, 2021 of stock-based compensation expense related to the Match. As of December 31, 2023, a total of 7,000,000 shares of Class A Common Stock were reserved for matches under the plan. As of December 31, 2023, 445,970 shares were available for future grants.

Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase Class A Common Stock at 85% of the lesser of the fair value of the common stock as of the first day of the quarter and as of the last day of that quarter, subject to certain limits as defined in the ESPP. The stock-based compensation expense recorded related to the ESPP was $1 million for the year ended December 31, 2023 and $2 million for each of the years ended December 31, 2022 and 2021, respectively. As of December 31, 2023, a total of 5,200,000 shares of Class A Common Stock were reserved for awards under the plan. As of December 31, 2023, 1,273,854 shares were available for future purchases.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is generally computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Operating equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under finance leases	Lease term

Acquired property and equipment is depreciated on a straight-line basis over the respective estimated remaining useful lives.

Property and equipment consisted of the following as of December 31, 2023 and 2022 (in millions):

	2023	2022
Land and improvements	$ 72	$ 72
Real estate held for development and sale	19	19
Buildings and improvements	309	300
Operating equipment	879	873
Office furniture and equipment	149	130
Leasehold improvements	47	45
Automotive equipment	64	63
Finance lease assets	61	61
Construction in progress	90	74
	1,690	1,637
Less: accumulated depreciation	(975)	(909)
	$ 715	$ 728

5.   GOODWILL, INDEFINITE-LIVED INTANGIBLE ASSETS, AND OTHER INTANGIBLE ASSETS:

Goodwill, which arises from the purchase price exceeding the assigned value of the net assets of an acquired business, represents the value attributable to unidentifiable intangible elements being acquired. The change in the carrying amount of goodwill at December 31, 2023 and 2022 was as follows (in millions):

	Local media	Tennis	Other	Consolidated
Balance at December 31, 2021	$ 2,016	$ 61	$ 11	$ 2,088
Balance at December 31, 2022	$ 2,016	$ 61	$ 11	$ 2,088
Disposition	—	—	(6)	(6)
Balance at December 31, 2023	$ 2,016	$ 61	$ 5	$ 2,082

Our accumulated goodwill impairment was $3,029 million as of both December 31, 2023 and 2022.

For our annual goodwill impairment tests related to our local media and other reporting units in 2023, our other reporting units in 2022, and our local media and other reporting units in 2021, we concluded that it was more-likely-than-not that goodwill was not impaired for the reporting units in which we performed a qualitative assessment. The qualitative factors reviewed during our annual assessments indicated stable or improving margins and favorable or stable forecasted economic conditions including stable discount rates and comparable or improving business multiples. Additionally, the results of prior quantitative assessments supported significant excess fair value over carrying value of our reporting units. We did not have any indicators of impairment in any interim period in 2023 or 2022, and therefore did not perform interim impairment tests for goodwill during those periods.

For our annual goodwill impairment test related to our local media reporting unit in 2022, we elected to perform a quantitative assessment and concluded that its fair value substantially exceeded its carrying value. The key assumptions used to determine the fair value of our local media reporting unit consisted primarily of significant unobservable inputs (Level 3 fair value inputs), including discount rates, estimated cash flows, profit margins, and growth rates. The discount rate used to determine the fair value of our local media reporting unit is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television broadcasting company, and includes adjustments for market risk and company specific risk. Estimated cash flows are based upon internally developed estimates and growth rates and profit margins are based on market studies, industry knowledge, and historical performance.

As of December 31, 2023 and 2022, the carrying amount of our indefinite-lived intangible assets was as follows (in millions):

	Local media	Tennis	Other	Consolidated
Balance at December 31, 2021 (a)	$ 123	$ 24	$ 3	$ 150
Balance at December 31, 2022 (a) (b)	$ 123	$ 24	$ 3	$ 150
Balance at December 31, 2023 (a) (b)	$ 123	$ 24	$ 3	$ 150

(a)   Our indefinite-lived intangible assets in our local media segment relate to broadcast licenses and our indefinite-lived intangible assets in our tennis segment and other relate to trade names.

(b)   Approximately $14 million of indefinite-lived intangible assets relate to consolidated VIEs as of December 31, 2023 and 2022.

We did not have any indicators of impairment for our indefinite-lived intangible assets in 2023 or 2022, and therefore did not perform interim impairment tests during those periods. We performed our annual impairment tests for indefinite-lived intangibles in 2023 and 2022 and as a result of our qualitative assessments, we recorded no impairment.

The following table shows the gross carrying amount and accumulated amortization of definite-lived intangibles (in millions):

	As of December 31, 2023		
	Gross Carrying Value	Accumulated Amortization	Net
Amortized intangible assets:			
Customer relationships	$ 1,098	$ (729)	$ 369
Network affiliation	$ 1,435	$ (1,032)	$ 403
Other	36	(29)	7
Total other definite-lived intangible assets (a)	$ 1,471	$ (1,061)	$ 410
Total definite-lived intangible assets	$ 2,569	$ (1,790)	$ 779

	As of December 31, 2022		
	Gross Carrying Value	Accumulated Amortization	Net
Amortized intangible assets:			
Customer relationships (b)	$ 1,103	$ (659)	$ 444
Network affiliation	$ 1,436	$ (948)	$ 488
Other	34	(20)	14
Total other definite-lived intangible assets (a) (b)	$ 1,470	$ (968)	$ 502
Total definite-lived intangible assets	$ 2,573	$ (1,627)	$ 946

(a) Approximately $33 million and $40 million of definite-lived intangible assets relate to consolidated VIEs as of December 31, 2023 and 2022, respectively.

(b) During 2022, we deconsolidated $3,330 million of customer relationships and $585 million of favorable sports contracts related to the Deconsolidation.

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over their estimated useful lives. The definite-lived intangible assets are amortized over a weighted average useful life of 14 years for customer relationships and 15 years for network affiliations. The amortization expense of the definite-lived intangible and other assets for the years ended December 31, 2023, 2022, and 2021 was $166 million, $225 million, and $554 million, respectively, of which $4 million and $77 million as of December 31, 2022 and 2021, respectively, was associated with the amortization of favorable sports contracts prior to the Deconsolidation and is presented within media programming and production expenses in our statements of operations. We analyze specific definite-lived intangibles for impairment when events occur that may impact their value in accordance with the respective accounting guidance for long-lived assets. There were no impairment charges recorded for the years ended December 31, 2023, 2022, and 2021, as there were no indicators of impairment.

The following table shows the estimated annual amortization expense of the definite-lived intangible assets for the next five years and thereafter (in millions):

2024	$ 149
2025	143
2026	141
2027	127
2028	101
2029 and thereafter	118
	$ 779

6. OTHER ASSETS:

Other assets as of December 31, 2023 and 2022 consisted of the following (in millions):

	2023	2022
Equity method investments	$ 128	$ 113
Other investments	387	442
Note receivable	—	193
Income tax receivable	131	131
Post-retirement plan assets	45	41
Other	51	44
Total other assets	$ 742	$ 964

Equity Method Investments

We have a portfolio of investments in a number of entities that are primarily focused on the development of real estate and other media and non-media businesses, our investment in DSIH (subsequent to the Deconsolidation), and an investment in the YES Network (prior to the Deconsolidation). No investments were individually significant for the years ended December 31, 2023, 2022, and 2021.

Diamond Sports Intermediate Holdings LLC. Subsequent to the Deconsolidation, we began accounting for our equity interest in DSIH under the equity method of accounting. As of March 1, 2022, we reflected the investment in DSIH at fair value, which was determined to be nominal. For the year ended December 31, 2023, we recorded no equity method loss related to the investment because the carrying value of the investment is zero and we are not obligated to fund losses incurred by DSIH. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

YES Network Investment. Prior to the Deconsolidation, we accounted for our investment in the YES Network as an equity method investment, which was recorded within other assets in our consolidated balance sheets, and in which our proportionate share of the net income generated by the investment was included within income from equity method investments in our consolidated statements of operations. We recorded income of $10 million and $41 million related to our investment for the years ended December 31, 2022 and 2021, respectively.

Other Investments

We measure our investments, excluding equity method investments, at fair value or, in situations where fair value is not readily determinable, we have the option to value investments at cost plus observable changes in value, less impairment. Additionally, certain investments are measured at net asset value ("NAV").

At December 31, 2023 and 2022, we held $162 million and $234 million, respectively, in investments measured at fair value and $189 million and $190 million, respectively, in investments measured at NAV. We recognized a fair value adjustment loss of $87 million, a loss of $145 million, and a loss of $42 million during the years ended December 31, 2023, 2022, and 2021, respectively, associated with these securities, which is reflected in other (expense) income, net in our consolidated statements of operations.

Investments accounted for utilizing the measurement alternative were $36 million as of December 31, 2023 and $18 million, net of $7 million of cumulative impairments, as of December 31, 2022. We recorded a $6 million impairment related to one investment during the year ended December 31, 2023, which is reflected in other expense, net in our consolidated statements of operations. We recorded no impairments related to these investments for the years ended December 31, 2022 and 2021.

On November 18, 2020, we entered into a commercial agreement with Bally's. As part of this arrangement, we received warrants to acquire up to 8.2 million shares of Bally's common stock for a penny per share, of which 3.3 million are exercisable upon meeting certain performance metrics. We also received options to purchase up to 1.6 million shares of Bally's common stock with exercise prices between $30 and $45 per share, exercisable after four years. In April 2021, we made an incremental investment of $93 million in Bally's in the form of non-voting perpetual warrants, convertible into 1.7 million shares of Bally's common stock at an exercise price of $0.01 per share, subject to certain adjustments. These investments are reflected at fair value within our financial statements. See *Note 18. Fair Value Measurements* for further discussion.

As of December 31, 2023 and 2022, our unfunded commitments related to certain equity investments totaled $103 million and $128 million, respectively, including $74 million and $88 million, respectively, related to investments measured at NAV.

Note Receivable

We are party to an Accounts Receivable Securitization Facility ("A/R Facility"), held by Diamond Sports Finance SPV, LLC ("DSPV"), an indirect wholly-owned subsidiary of DSIH. Subsequent to the Deconsolidation, transactions related to the A/R Facility are no longer eliminated as intercompany transactions and, therefore, are reflected in our consolidated financial statements. On May 10, 2023, DSPV paid the Company approximately $199 million, representing the aggregate outstanding principal amount of the loans under the A/R Facility, accrued interest, and outstanding fees and expenses. There was no outstanding balance as of December 31, 2023 and an outstanding balance of $193 million as of December 31, 2022, which is recorded within other assets in our consolidated balance sheets. As of December 31, 2023, the maximum aggregate commitment under the A/R Facility is $50 million and the A/R Facility has a maturity date of September 23, 2024.

7.   NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Notes payable, finance leases, and commercial bank financing (including "finance leases to affiliates") consisted of the following as of December 31, 2023 and 2022 (in millions):

	2023	2022
Bank Credit Agreement:		
Term Loan B-2, due September 30, 2026 (a)	$ 1,215	$ 1,258
Term Loan B-3, due April 1, 2028	722	729
Term Loan B-4, due April 21, 2029	739	746
STG Notes (b):		
5.125% Unsecured Notes, due February 15, 2027	274	282
5.500% Unsecured Notes, due March 1, 2030	485	500
4.125% Senior Secured Notes, due December 1, 2030	737	750
Debt of variable interest entities	7	8
Debt of non-media subsidiaries	15	16
Finance leases	20	23
Finance leases - affiliate	7	9
Total outstanding principal	4,221	4,321
Less: Deferred financing costs and discounts	(46)	(56)
Less: Current portion	(34)	(35)
Less: Finance leases - affiliate, current portion	(2)	(3)
Net carrying value of long-term debt	$ 4,139	$ 4,227

(a)   During the year ended December 31, 2023, STG repurchased $30 million aggregate principal amount of the Term Loan B-2 for consideration of $26 million. See *Bank Credit Agreement* below.

(b)   During the year ended December 31, 2023, we purchased $7 million, $15 million, and $13 million aggregate principal amount of the 5.125% Notes, 5.500% Notes, the 4.125% Notes, respectively, in open market transactions for consideration of $6 million, $8 million, and $8 million, respectively. The STG Notes acquired during the year ended December 31, 2023 were canceled immediately following their acquisition. See *STG Notes* below.

Debt under the Bank Credit Agreement, notes payable, and finance leases as of December 31, 2023 matures as follows (in millions):

	Notes and Bank Credit Agreement	Finance Leases	Total
2024	$ 31	$ 7	$ 38
2025	43	7	50
2026	1,204	7	1,211
2027	292	4	296
2028	699	2	701
2029 and thereafter	1,925	5	1,930
Total minimum payments	4,194	32	4,226
Less: Deferred financing costs and discounts	(46)	—	(46)
Less: Amount representing future interest	—	(5)	(5)
Net carrying value of total debt	$ 4,148	$ 27	$ 4,175

Interest expense in our consolidated statements of operations was $305 million, $296 million, and $618 million for the years ended December 31, 2023, 2022, and 2021, respectively. Interest expense included amortization of deferred financing costs, debt discounts, and premiums of $10 million, $12 million, and $30 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The stated and weighted average effective interest rates on the above obligations are as follows, for the years ended December 31, 2023 and 2022:

		Weighted Average Effective Rate	
	Stated Rate	2023	2022
Bank Credit Agreement:			
Term Loan B-2 (a)	SOFR plus 2.50%	**7.98%**	4.62%
Term Loan B-3 (a)	SOFR plus 3.00%	**8.35%**	4.88%
Term Loan B-4 (b)	SOFR plus 3.75%	**9.77%**	8.21%
Revolving Credit Facility (b) (c)	SOFR plus 2.00%	**—%**	—%
STG Notes:			
5.125% Unsecured Notes	5.13%	**5.33%**	5.33%
5.500% Unsecured Notes	5.50%	**5.66%**	5.66%
4.125% Secured Notes	4.13%	**4.31%**	4.31%

(a) The STG Term Loan B-2 converted to using the Secured Overnight Financing Rate ("SOFR") upon the complete phase-out of LIBOR on June 30, 2023 and was subject to customary credit spread adjustments set at the time of the rate conversion. The STG Term Loan B-3 has LIBOR to SOFR conversion terms, including the applicable credit spread adjustments, built into the existing agreement.

(b) Interest rate terms on the STG Term Loan B-4 and revolving credit facility include additional customary credit spread adjustments.

(c) We incur a commitment fee on undrawn capacity of 0.25%, 0.375%, or 0.50% if our first lien indebtedness ratio (as defined in the Bank Credit Agreement) is less than or equal to 2.75x, less than or equal to 3.0x but greater than 2.75x, or greater than 3.0x, respectively. The revolving credit facility is priced at SOFR plus 2.00%, subject to decrease if the specified first lien leverage ratio (as defined in the Bank Credit Agreement) is less than or equal to certain levels. As of December 31, 2023 and 2022, there were no outstanding borrowings, $1 million in letters of credit outstanding, and $649 million available under the revolving credit facility and the revolving credit facility matures on December 4, 2025. See *Bank Credit Agreement* below for further information.

We recorded a $23 million original issuance discount during the year ended December 31, 2022 and $4 million of debt issuance costs during the year ended December 31, 2021. Debt issuance costs and original issuance discounts and premiums are presented as a direct deduction from, or addition to, the carrying amount of an associated debt liability, except for debt issuance costs related to our revolving credit facility, which are presented within other assets in our consolidated balance sheets.

Bank Credit Agreement

STG, a wholly owned subsidiary of SBG, has a syndicated credit facility which includes both revolving credit and issued term loans (the "Bank Credit Agreement").

The Bank Credit Agreement includes a financial maintenance covenant, the first lien leverage ratio (as defined in the Bank Credit Agreement), which requires such ratio not to exceed 4.5x, measured as of the end of each fiscal quarter. As of December 31, 2023, the STG first lien leverage ratio was below 4.5x. The financial maintenance covenant is only applicable if 35% or more of the capacity (as a percentage of total commitments) under the revolving credit facility, measured as of the last day of each quarter, is utilized under the revolving credit facility as of such date. Since there was no utilization under the revolving credit facility as of December 31, 2023, STG was not subject to the financial maintenance covenant under the Bank Credit Agreement. The Bank Credit Agreement contains other restrictions and covenants which we were in compliance with as of December 31, 2023.

On April 1, 2021, STG amended the Bank Credit Agreement to raise additional term loans in an aggregate principal amount of $740 million ("Term Loan B-3"), with an original issuance discount of $4 million, the proceeds of which were used to refinance a portion of the Term Loan B-1 maturing in January 2024. The Term Loan B-3 matures in April 2028 and bears interest at SOFR plus 3.00%.

On April 21, 2022, STG entered into the Fourth Amendment (the "Fourth Amendment") to the Bank Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, the guarantors party thereto (the "Guarantors") and the lenders and other parties thereto.

Pursuant to the Fourth Amendment, STG raised Term B-4 Loans (as defined in the Bank Credit Agreement) in an aggregate principal amount of $750 million, which mature on April 21, 2029 (the "Term Loan B-4"). The Term Loan B-4 was issued at 97% of par and bears interest, at STG's option, at Term SOFR plus 3.75% (subject to customary credit spread adjustments) or base rate plus 2.75%. The proceeds from the Term Loan B-4 were used to refinance all of STG's outstanding Term Loan B-1 due January 2024 and to redeem STG's outstanding 5.875% senior notes due 2026. In addition, the maturity of $612.5 million of the total $650 million of revolving commitments under the Bank Credit Agreement were extended to April 21, 2027, with the remaining $37.5 million continuing to mature on December 4, 2025. For the year ended December 31, 2022, we capitalized an original issuance discount of $23 million associated with the issuance of the Term Loan B-4, which is reflected as a reduction to the outstanding debt balance and will be recognized as interest expense over the term of the outstanding debt utilizing the effective interest method. We recognized a loss on extinguishment of $10 million for the year ended December 31, 2022.

The Term Loan B-2, Term Loan B-3, and Term Loan B-4 amortize in equal quarterly installments in an aggregate amount equal to 1% of the original amount of such term loan, with the balance being payable on the maturity date.

During the year ended December 31, 2023, STG repurchased $30 million aggregate principal amount of the Term Loan B-2 for consideration of $26 million. SBG recognized a gain on extinguishment of $3 million for the year ended December 31, 2023.

In January 2024, STG repurchased $27 million aggregate principal amount of the Term Loan B-2 for consideration of $25 million.

STG Notes

During the year ended December 31, 2022, we purchased $118 million aggregate principal amount of the 5.125% Notes in open market transactions for consideration of $104 million. The 5.125% Notes acquired during the year ended December 31, 2022 were canceled immediately following their acquisition. We recognized a gain on extinguishment of the 5.125% Notes of $13 million for the year ended December 31, 2022.

During the year ended December 31, 2023, we purchased $7 million, $15 million, and $13 million aggregate principal amount of the 5.125% Notes, the 5.500% Notes, and the 4.125% Notes, respectively, in open market transactions for consideration of $6 million, $8 million, and $8 million, respectively. The STG Notes acquired during the year ended December 31, 2023 were canceled immediately following their acquisition. We recognized a gain on extinguishment of the STG Notes of $12 million for the year ended December 31, 2023.

The price at which we may redeem the STG Notes is set forth in the respective indenture of the STG Notes. Also, if we sell certain of our assets or experience specific kinds of changes of control, the holders of these STG Notes may require us to repurchase some or all of the outstanding STG Notes.

Debt of Variable Interest Entities and Guarantees of Third-party Obligations

We jointly, severally, unconditionally, and irrevocably guaranteed $2 million of debt of certain third parties as of both December 31, 2023 and 2022, all of which related to consolidated VIEs is included in our consolidated balance sheets. We provide a guarantee of certain obligations of a regional sports network subject to a maximum annual amount of $117 million with annual escalations of 4% for the next five years. As of December 31, 2023, we have determined that it is not probable that we would have to perform under any of these guarantees.

Interest Rate Swap

During the year ended December 31, 2023, we entered into an interest rate swap effective February 7, 2023 and terminating on February 28, 2026 in order to manage a portion of our exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.9%, and we receive a floating rate of interest based on SOFR. See *Hedge Accounting* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies* for further discussion. As of December 31, 2023, the fair value of the interest rate swap was an asset of $1 million, which is recorded in other assets in our consolidated balance sheets.

Finance Leases

For more information related to our finance leases and affiliate finance leases see *Note 8. Leases* and *Note 15. Related Person Transactions*, respectively.

8. LEASES:

We determine if a contractual arrangement is a lease at inception. Our lease arrangements provide the Company the right to utilize certain specified tangible assets for a period of time in exchange for consideration. Our leases primarily relate to building space, tower space, and equipment. We do not separate non-lease components from our building and tower leases for the purposes of measuring our lease liabilities and assets. Our leases consist of operating leases and finance leases which are presented separately in our consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

We recognize a lease liability and a right of use asset at the lease commencement date based on the present value of the future lease payments over the lease term discounted using our incremental borrowing rate. Implicit interest rates within our lease arrangements are rarely determinable. Right of use assets also include, if applicable, prepaid lease payments and initial direct costs, less incentives received.

We recognize operating lease expense on a straight-line basis over the term of the lease within operating expenses. Expense associated with our finance leases consists of two components, including interest on our outstanding finance lease obligations and amortization of the related right of use assets. The interest component is recorded in interest expense and amortization of the finance lease asset is recognized on a straight-line basis over the term of the lease in depreciation of property and equipment.

Our leases do not contain any material residual value guarantees or material restrictive covenants. Some of our leases include optional renewal periods or termination provisions which we assess at inception to determine the term of the lease, subject to reassessment in certain circumstances.

The following table presents lease expense we have recorded in our consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023	2022	2021
Finance lease expense:			
Amortization of finance lease asset	$ 4	$ 3	$ 3
Interest on lease liabilities	2	3	3
Total finance lease expense	6	6	6
Operating lease expense (a)	38	41	60
Total lease expense	$ 44	$ 47	$ 66

(a) Includes variable lease expense of $6 million for the year ended December 31, 2023 and $7 million for each of the years ended December 31, 2022 and 2021 and short-term lease expense of $1 million for the year ended December 31 2021.

The following table summarizes our outstanding operating and finance lease obligations as of December 31, 2023 (in millions):

	Operating Leases	Finance Leases	Total
2024	$ 31	$ 7	$ 38
2025	30	7	37
2026	29	7	36
2027	28	4	32
2028	24	2	26
2029 and thereafter	78	5	83
Total undiscounted obligations	220	32	252
Less imputed interest	(47)	(5)	(52)
Present value of lease obligations	$ 173	$ 27	$ 200

The following table summarizes supplemental balance sheet information related to leases as of December 31, 2023 and December 31, 2022 (in millions, except lease term and discount rate):

	2023		2022	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Lease assets, non-current	$ 142	$ 12 (a)	$ 145	$ 16 (a)
Lease liabilities, current	$ 21	$ 6	$ 23	$ 6
Lease liabilities, non-current	152	21	154	26
Total lease liabilities	$ 173	$ 27	$ 177	$ 32
Weighted average remaining lease term (in years)	7.85	5.26	8.68	5.76
Weighted average discount rate	6.2 %	7.9 %	5.8 %	8.0 %

(a) Finance lease assets are reflected in property and equipment, net in our consolidated balance sheets.

The following table presents other information related to leases for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 33	$ 35	$ 52
Operating cash flows from finance leases	$ 2	$ 3	$ 3
Financing cash flows from finance leases	$ 7	$ 6	$ 5
Leased assets obtained in exchange for new operating lease liabilities	$ 25	$ 15	$ 50
Leased assets obtained in exchange for new finance lease liabilities	$ —	$ 1	$ 4

9. PROGRAM CONTRACTS:

Future payments required under television program contracts as of December 31, 2023 were as follows (in millions):

2024	$	76
2025		9
2026		5
Total		90
Less: Current portion		(76)
Long-term portion of program contracts payable	$	14

Each future period's film liability includes contractual amounts owed, but what is contractually owed does not necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag. Included in the current portion amount are payments due in arrears of $13 million. In addition, we have entered into non-cancelable commitments for future television program rights aggregating to $14 million as of December 31, 2023.

10. REDEEMABLE NONCONTROLLING INTERESTS:

We account for redeemable noncontrolling interests in accordance with ASC 480, *Distinguishing Liabilities from Equity*, and classify them as mezzanine equity in our consolidated balance sheets because their possible redemption is outside of the control of the Company. Our redeemable non-controlling interests consist of the following:

Redeemable Subsidiary Preferred Equity

On August 23, 2019, Diamond Sports Holdings, LLC ("DSH"), an indirect parent of DSG and indirect wholly-owned subsidiary of the Company, issued preferred equity ("the Redeemable Subsidiary Preferred Equity").

On February 10, 2023, we purchased the remaining 175,000 units of the Redeemable Subsidiary Preferred Equity for an aggregate purchase price of $190 million representing 95% of the sum of the remaining unreturned capital contribution of $175 million, and accrued and unpaid dividends up to, but not including, the date of purchase. We redeemed no Redeemable Subsidiary Preferred Equity during the years ended December 31, 2022 and 2021.

Dividends accrued during the years ended December 31, 2023, 2022, and 2021 were $3 million, $13 million, and $14 million, respectively, and are reflected in net income attributable to redeemable noncontrolling interests in our consolidated statements of operations. Dividends accrued during 2023, 2022, and the 2nd, 3rd, and 4th quarters of 2021 were paid in kind and added to the liquidation preference. The balance, net of issuance costs, and the liquidation preference of the Redeemable Subsidiary Preferred Equity was $194 million and $198 million, respectively, as of December 31, 2022.

11. COMMON STOCK:

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, except for votes relating to "going private" and certain other transactions. Substantially all of the Class B Common Stock is held by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith who entered into a stockholders' agreement pursuant to which they have agreed to vote for each other as candidates for election to the Board until December 31, 2025. The Class A Common Stock and the Class B Common Stock vote together as a single class, except as otherwise may be required by Maryland law, on all matters presented for a vote. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. During 2023 and 2022, no Class B Common Stock shares were converted into Class A Common Stock shares. During 2021, 952,626 Class B Common Stock shares were converted into Class A Common Stock shares.

The Bank Credit Agreement and some of our subordinate debt instruments have restrictions on our ability to pay dividends on our common stock unless certain specific conditions are satisfied, including, but not limited to:

- no event of default then exists under each indenture or certain other specified agreements relating to our debt; and

- after taking into account the dividends payment, we are within certain restricted payment requirements contained in each indenture.

During 2023 and 2022, the Board declared a quarterly dividend in the months of February, May, August, and November which were paid in March, June, September, and December, respectively. Total dividend payments for each of the years ended December 31, 2023 and 2022 were $1.00 per share. In February 2024, the Board declared a quarterly dividend of $0.25 per share. Future dividends on our common shares, if any, will be at the discretion of the Board and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions, and other factors that the Board may deem relevant. The holders of Class A Common Stock and Class B Common Stock have the same rights related to dividends.

On August 4, 2020, the Board authorized an additional $500 million share repurchase authorization in addition to the previous repurchase authorization of $1 billion. There is no expiration date and currently, management has no plans to terminate this program. For the year ended December 31, 2023, we repurchased approximately 8.8 million shares of Class A Common Stock for $153 million. As of December 31, 2023, the total remaining repurchase authorization was $547 million. All shares were repurchased under a Rule 10b5-1 plan.

12.   INCOME TAXES:

The provision (benefit) for income taxes consisted of the following for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023	2022	2021
Current provision (benefit) for income taxes:			
Federal	$ 5	$ 6	$ (78)
State	(5)	3	2
	—	9	(76)
Deferred (benefit) provision for income taxes:			
Federal	(342)	868	(93)
State	(16)	36	(4)
	(358)	904	(97)
(Benefit) provision for income taxes	$ (358)	$ 913	$ (173)

The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision:

	2023	2022	2021
Federal statutory rate	21.0 %	21.0 %	21.0 %
Adjustments:			
State income taxes, net of federal tax benefit (a)	4.6 %	2.0 %	(4.2)%
Valuation allowance (b)	30.6 %	1.6 %	(1.5)%
Noncontrolling interest (c)	0.4 %	0.2 %	2.6 %
Federal tax credits (d)	0.6 %	(0.2)%	10.6 %
Net Operating Loss Carryback (e)	— %	— %	7.5 %
Other	(0.9)%	0.7 %	(1.3)%
Effective income tax rate	56.3 %	25.3 %	34.7 %

(a)   Included in state income taxes are deferred income tax effects related to certain acquisitions, intercompany mergers, tax elections, law changes and/or impact of changes in apportionment.

(b)   Our 2023 income tax provision includes a $212 million decrease related to the release of valuation allowance associated with the federal interest expense carryforwards under the IRC Section 163(j). Our 2022 income tax provision includes a net $56 million addition related to an increase in valuation allowance associated with the federal interest expense carryforwards under the IRC Section 163(j) and primarily offset by a decrease in valuation allowance on certain state deferred tax assets resulting from the Deconsolidation of Diamond. Our 2021 income tax provision includes a net $8 million addition related to an increase in valuation allowance associated with the federal interest expense carryforwards under the IRC Section 163(j) and primarily offset by a decrease in valuation allowance on certain state deferred tax assets as a result of the changes in estimate of the state apportionment.

(c)   Our 2023, 2022, and 2021 income tax provisions include a $3 million benefit, a $9 million expense, and a $13 million benefit, respectively, related to noncontrolling interest of various partnerships.

(d)   Our 2021 income tax provision includes a benefit $40 million related to investments in sustainability initiatives whose activities qualify for federal income tax credits through 2021.

(e)   Our 2021 income tax provision includes a benefit of $38 million as result of the CARES Act allowing for the 2020 federal net operating loss to be carried back to the pre-2018 years when the federal tax rate was 35%.

Temporary differences between the financial reporting carrying amounts and the tax bases of assets and liabilities give rise to deferred taxes. Total deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022 were as follows (in millions):

	2023	2022
Deferred Tax Assets:		
Net operating losses:		
Federal	$ 111	$ 14
State	151	131
IRC Section 163(j) interest expense carryforward	93	212
Investment in Bally's securities	83	70
Tax Credits	87	79
Other	118	98
	643	604
Valuation allowance for deferred tax assets	(120)	(312)
Total deferred tax assets	$ 523	$ 292
Deferred Tax Liabilities:		
Goodwill and intangible assets	$ (367)	$ (384)
Property & equipment, net	(104)	(110)
Investment in DSIH	(250)	(356)
Other	(54)	(52)
Total deferred tax liabilities	(775)	(902)
Net deferred tax liabilities	$ (252)	$ (610)

At December 31, 2023, the Company had approximately $527 million and $3,236 million of gross federal and state net operating losses, respectively. Except for those without an expiration date, these losses will expire during various years from 2024 to 2043, and some of them are subject to annual limitations under the IRC Section 382 and similar state provisions. As discussed in *Income Taxes* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies*, we establish a valuation allowance in accordance with the guidance related to accounting for income taxes. As of December 31, 2023, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences and a substantial portion of our available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies, current and cumulative losses, and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that they will be realized in the future. During the year ended December 31, 2023, we decreased our valuation allowance by $192 million to $120 million. The decrease was primarily due to the release of valuation allowance related to interest expense carryforwards under the IRC Section 163(j) offset by a change in judgement in the realizability of certain state deferred tax assets. During the year ended December 31, 2022, we increased our valuation allowance by $56 million to $312 million. The increase was primarily due to uncertainty in the realizability of deferred tax assets related to interest expense carryforwards under the IRC Section 163(j), offset by a change in judgement in the realizability of certain state deferred tax assets.

The following table summarizes the activity related to our accrued unrecognized tax benefits (in millions):

	2023	2022	2021
Balance at January 1,	$ 17	$ 15	$ 11
Additions related to prior year tax positions	—	2	1
Additions related to current year tax positions	1	1	3
Reductions related to settlements with taxing authorities	(2)	—	—
Reductions related to expiration of the applicable statute of limitations	(2)	(1)	—
Balance at December 31,	$ 14	$ 17	$ 15

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. Our 2014 through 2020 federal tax returns are currently under audit, and several of our subsidiaries are currently under state examinations for various years. We do not anticipate that resolution of these matters will result in a material change to our consolidated financial statements. In addition, we believe that our liability for unrecognized tax benefits could be reduced by up to $1 million, in the next twelve months, as a result of expected statute of limitations expirations and resolution of examination issues and settlements with tax authorities.

13. COMMITMENTS AND CONTINGENCIES:

Litigation

We are a party to lawsuits, claims, and regulatory matters from time to time in the ordinary course of business. Actions currently pending are in various stages and no material judgments or decisions have been rendered by hearing boards or courts in connection with such actions. Except as noted below, we do not believe the outcome of these matters, individually or in the aggregate, will have a material effect on the Company's financial statements.

FCC Litigation Matters. On May 22, 2020, the Federal Communications Commission ("FCC") released an Order and Consent Decree pursuant to which the Company agreed to pay $48 million to resolve the matters covered by a Notice of Apparent Liability for Forfeiture ("NAL") issued in December 2017 proposing a $13 million fine for alleged violations of the FCC's sponsorship identification rules by the Company and certain of its subsidiaries, the FCC's investigation of the allegations raised in the Hearing Designation Order issued in connection with the Company's proposed acquisition of Tribune, and a retransmission related matter. The Company submitted the $48 million payment on August 19, 2020. As part of the consent decree, the Company also agreed to implement a 4-year compliance plan. Two petitions were filed on June 8, 2020 seeking reconsideration of the Order and Consent Decree. The Company filed an opposition to the petitions on June 18, 2020, and the petitions remain pending.

On September 1, 2020, one of the individuals who filed a petition for reconsideration of the Order and Consent Decree filed a petition to deny the license renewal application of WBFF(TV), Baltimore, MD, and the license renewal applications of two other Baltimore, MD stations with which the Company has a JSA or LMA, Deerfield Media station WUTB(TV) and Cunningham Broadcasting Corporation ("Cunningham") station WNUV(TV). The Company filed an opposition to the petition on October 1, 2020. On January 18, 2024, a motion was filed to request substitution of the petitioner, who is deceased. On January 29, 2024, the Company filed (1) an opposition to the motion for substitution and (2) a motion to dismiss the petition to deny the renewal applications. An opposition was filed to the motion to dismiss on February 5, 2024, and the Company timely filed its reply on February 13, 2024, and the matter remains pending.

On September 2, 2020, the FCC adopted a Memorandum Opinion and Order and NAL against the licensees of several stations with whom the Company has LMAs, JSAs, and/or SSAs in response to a complaint regarding those stations' retransmission consent negotiations. The NAL proposed a $0.5 million penalty for each station, totaling $9 million. The licensees filed a response to the NAL on October 15, 2020, asking the FCC to dismiss the proceeding or, alternatively, to reduce the proposed forfeiture to $25,000 per station. On July 28, 2021, the FCC issued a forfeiture order in which the $0.5 million penalty was upheld for all but one station. A Petition for Reconsideration of the forfeiture order was filed on August 7, 2021. On March 14, 2022, the FCC released a Memorandum Opinion and Order and Order on Reconsideration, reaffirming the forfeiture order and dismissing (and in the alternative, denying) the Petition for Reconsideration. The Company is not a party to this forfeiture order; however, our consolidated financial statements include an accrual of additional expenses of $8 million for the above legal matters during the year ended December 31, 2021, as we consolidate these stations as VIEs.

On September 21, 2022, the FCC released an NAL against the licensees of a number of stations, including 83 Company stations and several stations with whom the Company has LMAs, JSAs, and/or SSAs, for violation of the FCC's limitations on commercial matter in children's television programming related to KidsClick network programming distributed by the Company in 2018. The NAL proposed a fine of $2.7 million against the Company, and fines ranging from $20,000 to $26,000 per station for the other licensees, including the LMA, JSA, and/or SSA stations, for a total of $3.4 million. As of December 31, 2023, we have accrued $3.4 million. On October 21, 2022, the Company filed a written response seeking reduction of the proposed fine amount, and the matter remains pending.

Other Litigation Matters. On November 6, 2018, the Company agreed to enter into a proposed consent decree with the Department of Justice ("DOJ"). This consent decree resolves the DOJ's investigation into the sharing of pacing information among certain stations in some local markets. The DOJ filed the consent decree and related documents in the U.S. District Court for the District of Columbia on November 13, 2018. The U.S. District Court for the District of Columbia entered the consent decree on May 22, 2019. The consent decree is not an admission of any wrongdoing by the Company and does not subject the Company to any monetary damages or penalties. The Company believes that even if the pacing information was shared as alleged, it would not have impacted any pricing of advertisements or the competitive nature of the market. The consent decree requires the Company to adopt certain antitrust compliance measures, including the appointment of an Antitrust Compliance Officer, consistent with what the DOJ has required in previous consent decrees in other industries. The consent decree also requires the Company's stations not to exchange pacing and certain other information with other stations in their local markets, which the Company's management had already instructed them not to do.

The Company is aware of twenty-two putative class action lawsuits that were filed against the Company following published reports of the DOJ investigation into the exchange of pacing data within the industry. On October 3, 2018, these lawsuits were consolidated in the Northern District of Illinois. The consolidated action alleges that the Company and thirteen other broadcasters conspired to fix prices for commercials to be aired on broadcast television stations throughout the United States and engaged in unlawful information sharing, in violation of the Sherman Antitrust Act. The consolidated action seeks damages, attorneys' fees, costs and interest, as well as injunctions against adopting practices or plans that would restrain competition in the ways the plaintiffs have alleged. The Court denied the defendants' motion to dismiss on November 6, 2020. Discovery commenced shortly after that and is continuing. Under the current schedule set by the Court, fact discovery is scheduled to close 90 days after a Special Master completes his review of the plaintiffs' objections to the defendant's privilege claims. That privilege review is ongoing. On August 18, 2023, the defendants filed objections to the Special Master's First Report and Recommendations with the Court. The Court overruled the defendants' objections on January 31, 2024. The Special Master has not indicated when he expects to complete his privilege review. On December 8, 2023, the Court granted final approval of the settlements the plaintiffs had reached with four of the original defendants (CBS, Fox, Cox Media, and ShareBuilders), who agreed to pay a total of $48 million to settle the plaintiffs' claims against them. The Company and the other non-settling defendants continue to believe the lawsuits are without merit and intend to vigorously defend themselves against all such claims.

On July 19, 2023, as part of the ongoing bankruptcy proceedings of DSG, an independently managed and unconsolidated subsidiary of Sinclair, DSG and its wholly-owned subsidiary, Diamond Sports Net, LLC, filed a complaint (the "Diamond Litigation", under seal, in the United States Bankruptcy Court for the Southern District of Texas naming certain subsidiaries of Sinclair, including SBG and STG, David D. Smith, Sinclair's Executive Chairman, Christopher S. Ripley, Sinclair's President and Chief Executive Officer, Lucy A. Rutishauser, Sinclair's Executive Vice President & Chief Financial Officer, and Scott Shapiro, Sinclair's Executive Vice President, Corporate Development and Strategy, as defendants.

In the complaint, plaintiffs challenge a series of transactions involving SBG and certain of its subsidiaries, on the one hand, and DSG and its subsidiaries, on the other hand, since SBG acquired the former Fox Sports regional sports networks from The Walt Disney Company in August 2019. The complaint alleges, among other things, that the management services agreement (the "MSA") entered into by STG and DSG was not fair to DSG and was designed to benefit STG and SBG; that the Bally's Corporation ("Bally's") transaction in November 2020 through which Bally's acquired naming rights to certain regional sports networks was not fair to DSG and was designed to benefit STG and SBG; and that certain distributions made by DSG that were used to pay down preferred equity of DSH, were inappropriate and were conducted at a time when DSG was insolvent. The complaint alleges that SBG and its subsidiaries (other than DSG and its subsidiaries) received payments or indirect benefits of approximately $1.5 billion as a result of the alleged misconduct. The complaint asserts a variety of claims, including certain fraudulent transfers of assets, unlawful distributions and payments, breaches of contracts, unjust enrichment and breaches of fiduciary duties. The plaintiffs are seeking, among other relief, avoidance of fraudulent transfers and unlawful distributions, and unspecified monetary damages to be determined.

On January 17, 2024, Sinclair announced that it had agreed, subject to definitive documentation and final court approval, to a global settlement and release of all claims associated with the Diamond Litigation, which settlement includes an amendment to the MSA. The settlement terms include, among other things, DSG's dismissal with prejudice of its $1.5 billion litigation against Sinclair and all other defendants, along with the full and final satisfaction and release of all claims in that litigation against all defendants, including Sinclair and its subsidiaries, in exchange for Sinclair's cash payment to DSG of $495 million. The cash payment will be funded by cash on hand at Ventures and STG, and/or a loan backed by Ventures. Under the terms of the settlement, Sinclair will provide transition services to DSG to allow DSG to become a self-standing entity going forward. As of December 31, 2023, we have accrued $495 million, exclusive of any potential offsetting benefits to be received, related to the above matter, which is recorded within accounts payable and accrued liabilities in our consolidated balance sheets and corporate general and administrative expenses in our consolidated statement of operations.

The settlement is subject to definitive documentation. On February 26, 2024, the court approved the settlement, subject to Sinclair and DSG completing definitive documentation.

Sinclair has entered into the settlement, without admitting any fault or wrongdoing. If the settlement does not receive final court approval, Sinclair remains committed to vigorously defending against the claims asserted in the litigation.

Changes in the Rules of Television Ownership, Local Marketing Agreements, Joint Sales Agreements, Retransmission Consent Negotiations, and National Ownership Cap

Certain of our stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the latter licensee's ultimate editorial and other controls. We believe these arrangements allow us to reduce our operating expenses and enhance profitability.

In 1999, the FCC established a local television ownership rule that made certain LMAs attributable. The FCC adopted policies to exempt from attribution "legacy" LMAs that were entered into prior to November 5, 1996 and permitted the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of legacy LMAs and assess the appropriateness of extending the exemption periods. The FCC did not initiate any review of legacy LMAs in 2004 or as part of its subsequent quadrennial reviews. We do not know when, or if, the FCC will conduct any such review of legacy LMAs. Currently, all of our LMAs are exempt from attribution under the local television ownership rule because they were entered into prior to November 5, 1996. If the FCC were to eliminate the exemption for these LMAs, we would have to terminate or modify these LMAs.

In September 2015, the FCC released a Notice of Proposed Rulemaking in response to a Congressional directive in STELAR to examine the "totality of the circumstances test" for good-faith negotiations of retransmission consent. The proposed rulemaking seeks comment on new factors and evidence to consider in its evaluation of claims of bad faith negotiation, including service interruptions prior to a "marquee sports or entertainment event," restrictions on online access to broadcast programming during negotiation impasses, broadcasters' ability to offer bundles of broadcast signals with other broadcast stations or cable networks, and broadcasters' ability to invoke the FCC's exclusivity rules during service interruptions. On July 14, 2016, the FCC's Chairman at the time announced that the FCC would not, at that time, proceed to adopt additional rules governing good faith negotiations of retransmission consent but did not formally terminate the rulemaking. No formal action has yet been taken on this Proposed Rulemaking, and we cannot predict if the FCC will terminate the rulemaking or take other action.

On November 20, 2017, the FCC released an Ownership Order on Reconsideration that eliminated or revised several media ownership rules. Among other things, the Order on Reconsideration (1) eliminated the "Eight-Voices Test" that previously allowed common ownership of two stations in a single market only if eight or more independently-owned television stations would remain in the market (allowing common ownership of up to two stations in a market as long as such ownership does not violate the Top-Four Prohibition), and (3) eliminated the JSA attribution rule. The Ownership Order on Reconsideration was vacated and remanded by the U.S. Court of Appeals for the Third Circuit in September 2019, but the Supreme Court ultimately reversed the Third Circuit's decision on April 1, 2021 and the Ownership Order on Reconsideration became effective on June 30, 2021.

On December 18, 2017, the FCC released a Notice of Proposed Rulemaking to examine the FCC's national ownership cap, including the UHF discount. The UHF discount allows television station owners to discount the coverage of UHF stations when calculating compliance with the FCC's national ownership cap, which prohibits a single entity from owning television stations that reach, in total, more than 39% of all the television households in the nation. All but 34 of the stations we currently own and operate, or to which we provide programming services are UHF. We cannot predict the outcome of the rulemaking proceeding. With the application of the UHF discount counting all our present stations we reach approximately 24% of U.S. households. Changes to the national ownership cap could limit our ability to make television station acquisitions.

On December 13, 2018, the FCC released a Notice of Proposed Rulemaking to initiate the 2018 Quadrennial Regulatory Review of the FCC's broadcast ownership rules. With respect to the local television ownership rule specifically, among other things, the Notice of Proposed Rulemaking sought comment on possible modifications to the rule's operation, including the relevant product market, the numerical limit, the Top-Four Prohibition, and the implications of multicasting, satellite stations, low power television ("LPTV") stations and the Next Generation broadcasting standard. On December 22, 2023, the FCC completed its 2018 Quadrennial Regulatory Review (the "2018 Ownership Order"). The 2018 Ownership Order declined to loosen or eliminate any of the existing television ownership rules and expanded the Top-Four Prohibition to multicast streams and LPTV stations, each of which were not previously considered as part of the local television ownership rules. The expanded rule prohibits a broadcaster with a top-four-rated television station from acquiring the network affiliation of another top-four rated station in the market and airing that second top-four network on a multicast stream or commonly owned LPTV station under certain circumstances. Affiliation arrangements existing as of the release of the 2018 Ownership Order that would otherwise violate the expanded Top-Four Prohibition will not be subject to divestiture, but such arrangements will not be transferrable or assignable. The 2018 Ownership Order also revised the methodology for determining whether a station is rated among the top-four stations in the market, retained the SSA disclosure requirement, and declined to attribute SSAs or JSAs. The 2018 Ownership Order's expansion of the Top-Four Prohibition to multicast streams and LPTV stations may affect the Company's ability to acquire programming or to sell or acquire stations due to the need to divest grandfathered affiliations.

On December 22, 2022, the FCC released a Public Notice to initiate the 2022 Quadrennial Regulatory Review, seeking comment on the Local Radio Ownership Rule, the Local Television Ownership Rule, and the Dual Network Rule. This proceeding remains pending. We cannot predict the outcome of that rulemaking proceeding. Changes to these rules could impact our ability to make radio or television station acquisitions.

14. VARIABLE INTEREST ENTITIES:

Certain of our stations provide services to other station owners within the same respective market through agreements, such as LMAs, where we provide programming, sales, operational, and administrative services, and JSAs and SSAs, where we provide non-programming, sales, operational, and administrative services. In certain cases, we have also entered into purchase agreements or options to purchase the license related assets of the licensee. We typically own the majority of the non-license assets of the stations, and in some cases where the licensee acquired the license assets concurrent with our acquisition of the non-license assets of the station, we have provided guarantees to the bank for the licensee's acquisition financing. The terms of the agreements vary, but generally have initial terms of over five years with several optional renewal terms. Based on the terms of the agreements and the significance of our investment in the stations, we are the primary beneficiary when, subject to the ultimate control of the licensees, we have the power to direct the activities which significantly impact the economic performance of the VIE through the services we provide and we absorb losses and returns that would be considered significant to the VIEs. The fees paid between us and the licensees pursuant to these arrangements are eliminated in consolidation.

A subsidiary of DSIH is a party to a joint venture associated with Marquee. Marquee is party to a long term telecast rights agreement which provides the rights to air certain live game telecasts and other content, which we guarantee. In connection with a prior acquisition, we became party to a joint venture associated with one other regional sports network. DSIH participated significantly in the economics and had the power to direct the activities which significantly impacted the economic performance of these regional sports networks, including sales and certain operational services. As of December 31, 2021, we consolidated these regional sports networks because they were variable interest entities and we were the primary beneficiary. As of March 1, 2022, as a result of the Deconsolidation, we no longer consolidate these regional sports networks. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

The carrying amounts and classification of the assets and liabilities of the VIEs mentioned above which have been included in our consolidated balance sheets as of December 31, 2023 and 2022 were as follows (in millions):

	2023	2022
ASSETS		
Current assets:		
Accounts receivable, net	23	47
Other current assets	3	3
Total current asset	26	50
Property and equipment, net	11	10
Goodwill and indefinite-lived intangible assets	15	15
Definite-lived intangible assets, net	33	40
Total assets	$ 85	$ 115
LIABILITIES		
Current liabilities:		
Other current liabilities	$ 14	$ 15
Long-term liabilities:		
Notes payable, finance leases, and commercial bank financing, less current portion	6	7
Program contracts payable, less current portion	—	1
Other long-term liabilities	3	3
Total liabilities	$ 23	$ 26

The amounts above represent the combined assets and liabilities of the VIEs described above, for which we are the primary beneficiary. Total liabilities associated with certain outsourcing agreements and purchase options with certain VIEs, which are excluded from above, were $130 million as of both December 31, 2023 and December 31, 2022, as these amounts are eliminated in consolidation. The assets of each of these consolidated VIEs can only be used to settle the obligations of the VIE. As of December 31, 2023, all of the liabilities are non-recourse to us except for the debt of certain VIEs. See *Debt of Variable Interest Entities and Guarantees of Third-party Obligations* under *Note 7. Notes Payable and Commercial Bank Financing* for further discussion. The risk and reward characteristics of the VIEs are similar.

Other VIEs

We have several investments in entities which are considered VIEs. However, we do not participate in the management of these entities, including the day-to-day operating decisions or other decisions which would allow us to control the entity, and therefore, we are not considered the primary beneficiary of these VIEs.

The carrying amounts of our investments in these VIEs for which we are not the primary beneficiary were $192 million and $187 million as of December 31, 2023 and 2022, respectively, and are included in other assets in our consolidated balance sheets. See *Note 6. Other Assets* for more information related to our equity investments. Our maximum exposure is equal to the carrying value of our investments. The income and loss related to equity method investments and other equity investments are recorded in income from equity method investments and other expense, net, respectively, in our consolidated statements of operations. We recorded gains of $27 million, $58 million, and $37 million for the years ended December 31, 2023, 2022, and 2021, respectively, related to these investments.

In conjunction with the Transaction, the composition of the DSIH board of managers was modified resulting in our loss of voting control over DSIH. We hold substantially all of the equity of DSIH and provide certain management and general and administrative services to DSIH. However, it was determined that we are not the primary beneficiary because we lack the ability to control the activities that most significantly drive the economics of the business. The carrying amount of our investment in DSIH is zero and there is no obligation for us to provide additional financial support. We are also party to an A/R facility held by an indirect wholly-owned subsidiary of DSIH which has a maturity date of September 23, 2024. There was no outstanding balance as of December 31, 2023 and an outstanding balance of $193 million as of December 31, 2022, which is recorded within other assets in our consolidated balance sheets. On May 10, 2023, DSPV paid the Company approximately $199 million, representing the aggregate outstanding principal amount of the loans under the A/R Facility, accrued interest, and outstanding fees and expenses. As of December 31, 2023, the maximum aggregate commitment under the A/R Facility is $50 million. See *Note Receivable* within *Note 6. Other Assets*. The amounts drawn under the A/R facility represent our maximum loss exposure.

15.   RELATED PERSON TRANSACTIONS:

Transactions With Our Controlling Shareholders

David, Frederick, J. Duncan, and Robert Smith (collectively, "the controlling shareholders") are brothers and hold substantially all of our Class B Common Stock and some of our Class A Common Stock. We engaged in the following transactions with them and/or entities in which they have substantial interests:

Leases.   Certain assets used by us and our operating subsidiaries are leased from entities owned by the controlling shareholders. Lease payments made to these entities were $6 million for both years ended December 31, 2023 and 2022 and $5 million for the year ended December 31, 2021.

Finance leases payable related to the aforementioned relationships were $7 million, net of $1 million interest, and $9 million, net of $1 million interest, as of December 31, 2023 and 2022, respectively. The finance leases mature in periods through 2030. For further information on finance leases to affiliates, see *Note 7. Notes Payable and Commercial Bank Financing.*

Charter Aircraft.   We lease aircraft owned by certain controlling shareholders. For all leases, we incurred aggregate expenses of $0.2 million, $0.4 million and $1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

For the year ended December 31, 2023, we made a $22 million investment in a company in which certain of our controlling shareholders also hold an equity interest.

Cunningham Broadcasting Corporation

Cunningham owns a portfolio of television stations, including: WNUV-TV Baltimore, Maryland; WRGT-TV Dayton, Ohio; WVAH-TV Charleston, West Virginia; WMYA-TV Anderson, South Carolina; WTTE-TV Columbus, Ohio; WDBB-TV Birmingham, Alabama; WBSF-TV Flint, Michigan; WGTU-TV/WGTQ-TV Traverse City/Cadillac, Michigan; WEMT-TV Tri-Cities, Tennessee; WYDO-TV Greenville, North Carolina; KBVU-TV/KCVU-TV Eureka/Chico-Redding, California; WPFO-TV Portland, Maine; KRNV-DT/KENV-DT Reno, Nevada/Salt Lake City, Utah; and KTXD-TV in Dallas, Texas (collectively, the Cunningham Stations). Certain of our stations provide services to these Cunningham Stations pursuant to LMAs or JSAs and SSAs. See *Note 14. Variable Interest Entities*, for further discussion of the scope of services provided under these types of arrangements.

All of the non-voting stock of the Cunningham Stations is owned by trusts for the benefit of the children of our controlling shareholders. We consolidate certain subsidiaries of Cunningham with which we have variable interests through various arrangements related to the Cunningham Stations.

The services provided to WNUV-TV, WMYA-TV, WTTE-TV, WRGT-TV and WVAH-TV are governed by a master agreement which has a current term that expires on July 1, 2028 and there is one additional five-year renewal terms remaining with final expiration on July 1, 2033. We also executed purchase agreements to acquire the license related assets of these stations from Cunningham, which grant us the right to acquire, and grant Cunningham the right to require us to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock or the assets of these individual subsidiaries of Cunningham. Pursuant to the terms of this agreement we are obligated to pay Cunningham an annual fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue or (ii) $6 million. The aggregate purchase price of these television stations increases by 6% annually. A portion of the fee is required to be applied to the purchase price to the extent of the 6% increase. The cumulative prepayments made under these purchase agreements were $65 million and $61 million as of December 31, 2023 and 2022, respectively. The remaining aggregate purchase price of these stations, net of prepayments, was $54 million for both the years ended December 31, 2023 and 2022. Additionally, we provide services to WDBB-TV pursuant to an LMA, which expires April 22, 2025, and have a purchase option to acquire for $0.2 million. We paid Cunningham, under these agreements, $12 million, $10 million, and $11 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The agreements with KBVU-TV/KCVU-TV, KRNV-DT/KENV-DT, WBSF-TV, WDBB-TV, WEMT-TV, WGTU-TV/WGTQ-TV, WPFO-TV, and WYDO-TV expire between April 2025 and November 2029, and certain stations have renewal provisions for successive eight-year periods.

As we consolidate the licensees as VIEs, the amounts we earn or pay under the arrangements are eliminated in consolidation and the gross revenues of the stations are reported in our consolidated statements of operations. Our consolidated revenues include $140 million, $159 million, and $144 million for the years ended December 31, 2023, 2022, and 2021, respectively, related to the Cunningham Stations.

We have an agreement with Cunningham to provide master control equipment and provide master control services to a station in Johnstown, PA with which Cunningham has an LMA that expires in June 2025. Under the agreement, Cunningham paid us an initial fee of $1 million and pays us $0.3 million annually for master control services plus the cost to maintain and repair the equipment. In addition, we have an agreement with Cunningham to provide a news share service with the Johnstown, PA station for an annual fee of $0.6 million which increases by 3% on each anniversary and which expires in November 2024.

We have multi-cast agreements with Cunningham Stations in the Eureka/Chico-Redding, California; Tri-Cities, Tennessee; Anderson, South Carolina; Baltimore, Maryland; Portland, Maine; Charleston, West Virginia; Dallas, Texas; and Greenville, North Carolina markets. In exchange for carriage of these networks in their markets, we paid $2 million, $1 million, and $2 million for the years ended December 31, 2023, 2022, and 2021, respectively, under these agreements.

MileOne Autogroup, Inc.

We sell advertising time to certain operating subsidiaries of MileOne Autogroup, Inc. ("MileOne"), including automobile dealerships, body shops, and an automobile leasing company. David Smith, our Executive Chairman, has a controlling interest in, and is a member of the Board of Directors of, MileOne. We received payments for advertising totaling less than $0.1 million for each of the years ended December 31, 2023 and 2022 and $0.1 million for the year December 31, 2021.

Leased Property by Real Estate Ventures

Certain of our real estate ventures have entered into leases with entities owned by members of the Smith Family. Total rent received under these leases was $1 million for each of the years ended December 31, 2023, 2022, and 2021.

Diamond Sports Intermediate Holdings LLC

Subsequent to February 28, 2022, we account for our equity interest in DSIH as an equity method investment.

Management Services Agreement. In 2019, we entered into a management services agreement with DSG, a wholly-owned subsidiary of DSIH, in which we provide DSG with affiliate sales and marketing services and general and administrative services. The contractual annual amount due from DSG for these services during the fiscal year ended December 31, 2023 is $78 million, which is subject to increases on an annual basis. Additionally, the agreement contains an incentive fee payable to us calculated based on certain terms contained within new or renewed distribution agreements with Distributors. As a condition to the Transaction, DSG will defer the cash payment of a portion of its management fee payable to the Company over the next four years. Pursuant to this agreement, excluding the amounts deferred as part of the Transaction, the local media segment recorded $49 million and $60 million of revenue for the years ended December 31, 2023 and 2022 related to both the contractual and incentive fees, of which $24 million was eliminated in consolidation prior to the Deconsolidation for the year ended December 31, 2022. We will not recognize the portion of deferred management fees as revenue until such fees are determined to be collectible. The terms of this agreement are subject to change depending upon the outcome of the settlement with DSG discussed in *Note 13. Commitments and Contingencies.*

Distributions. DSIH made distributions to DSH for tax payments on the dividends of the Redeemable Subsidiary Preferred Equity of $7 million for the year ended December 31, 2022.

Note receivable. For the year ended December 31, 2023, we received payments totaling $203 million related to the note receivable associated with the A/R facility, including $199 million from DSPV on May 10, 2023, representing the aggregate outstanding principal amount of the loans under the A/R Facility, accrued interest, and outstanding fees and expenses. For the year ended December 31, 2022, we received payments totaling $60 million from DSPV and funded an additional $40 million related to the note receivable associated with the A/R facility.

We recorded revenue of $19 million and $15 million for the years ended December 31, 2023 and 2022, respectively, within other related to certain other transactions between DSIH and the Company.

Other Equity Method Investees

YES Network. In August 2019, YES Network, which was accounted for as an equity method investment prior to the Deconsolidation, entered into a management services agreement with the Company, in which the Company provides certain services for an initial term that expires on August 29, 2025. The agreement will automatically renew for two 2-year renewal terms, with a final expiration on August 29, 2029. Pursuant to the terms of the agreement, the YES Network paid us a management services fee of $1 million and $6 million for the years ended December 31, 2022 and 2021, respectively.

DSIH has a minority interest in certain mobile production businesses. Prior to the Deconsolidation, we accounted for these as equity method investments. DSIH made payments to these businesses for production services totaling $5 million and $45 million for the years ended December 31, 2022 and 2021, respectively.

We have a minority interest in a sports marketing company, which we account for as an equity method investment. We made payments to this business for marketing services totaling $2 million and $17 million for the years ended December 31, 2022 and 2021, respectively.

Sports Programming Rights

Affiliates of six professional teams had non-controlling equity interests in certain of DSIH's regional sports networks. DSIH paid $61 million and $424 million, net of rebates, for the years ended December 31, 2022 and 2021, respectively, under sports programming rights agreements covering the broadcast of regular season games associated with these professional teams. Prior to the Deconsolidation, these payments were recorded in our consolidated statements of operations and cash flows.

Employees

Jason Smith, an employee of the Company, is the son of Frederick Smith, who is a Vice President of the Company and a member of the Board. Jason Smith received total compensation of $0.8 million, $0.6 million, and $0.2 million, consisting of salary and bonus, for the years ended December 31, 2023, 2022, and 2021, respectively, consisting of salary and bonus, and was granted 2,239 shares of restricted stock, vesting over two years, during the year ended December 31, 2021.

Ethan White, an employee of the Company, is the son-in-law of J. Duncan Smith, who is a Vice President of the Company and Secretary of the Board. Ethan White received total compensation of $0.2 million, consisting of salary and bonus, for the year ended December 31, 2023 and $0.1 million, consisting of salary and bonus, for each of the years ended December 31, 2022 and 2021, and was granted 1,252 shares of restricted stock, vesting over two years, during the year ended December 31, 2023.

Amberly Thompson, an employee of the Company, is the daughter of Donald Thompson, who is an Executive Vice President and Chief Human Resources Officer of the Company. Amberly Thompson received total compensation of $0.2 million, $0.1 million, and $0.2 million, consisting of salary and bonus, for the years ended December 31, 2023, 2022, and 2021, respectively.

Edward Kim, an employee of the company, is the brother-in-law of Christopher Ripley, who is the President and Chief Executive Officer of the Company. Edward Kim received total compensation of $0.2 million, consisting of salary, for each of the years ended December 31, 2023, 2022, and 2021 and was granted 516 and 302 shares of restricted stock, vesting over two years, during the years ended December 31, 2023 and 2022, respectively.

Frederick Smith is the brother of David Smith, Executive Chairman of the Company and Chairman of the Board; J. Duncan Smith; and Robert Smith, a member of the Board. Frederick Smith received total compensation of $1 million for each of the years ended December 31, 2023, 2022, and 2021, consisting of salary, bonus, and earnings related to Frederick Smith's participation in the Company's deferred compensation plan. J. Duncan Smith is the brother of David Smith, Frederick Smith, and Robert Smith. J. Duncan Smith received total compensation of $1 million for each of the years ended December 31, 2023, 2022, and 2021, consisting of salary and bonus.

16.   EARNINGS PER SHARE:

The following table reconciles income ("numerator") and shares ("denominator") used in our computations of earnings per share for the years ended December 31, 2023, 2022, and 2021 (in millions, except share amounts which are reflected in thousands):

		2023		2022		2021
Income ("Numerator")						
Net (loss) income	$	(279)	$	2,701	$	(326)
Net loss (income) attributable to the redeemable noncontrolling interests		4		(20)		(18)
Net income attributable to the noncontrolling interests		(16)		(29)		(70)
Numerator for basic and diluted earnings per common share available to common shareholders	$	(291)	$	2,652	$	(414)
Shares ("Denominator")						
Basic weighted-average common shares outstanding		65,125		70,653		75,050
Dilutive effect of stock settled appreciation rights and outstanding stock options		—		3		—
Diluted weighted-average common and common equivalent shares outstanding		65,125		70,656		75,050

The net earnings per share amounts are the same for Class A and Class B Common Stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

The following table shows the weighted-average stock-settled appreciation rights and outstanding stock options (in thousands) that are excluded from the calculation of diluted earnings per common share as the inclusion of such shares would be anti-dilutive.

	2023	2022	2021
Weighted-average stock-settled appreciation rights and outstanding stock options excluded	4,425	3,370	1,973

17. SEGMENT DATA:

During the year ended December 31, 2023, we modified our segment reporting to align with the new organizational structure of the Company discussed within *Company Reorganization* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies*. The segment information within the comparative periods have been recast to reflect this new presentation. During the year ended December 31, 2023, we measured segment performance based on operating income (loss). For the year ended December 31, 2023, we had two reportable segments: local media and tennis. Prior to the Deconsolidation on March 1, 2022, we had one additional reportable segment: local sports. Our local media segment includes our television stations, original networks and content and provides these through free over-the-air programming to television viewing audiences for stations in markets located throughout the continental United States, as well as distributes the content of these stations to MVPDs for distribution to their customers in exchange for contractual fees. Our tennis segment provides viewers coverage of many of tennis' top tournaments and original professional sport and tennis lifestyle shows. Prior to the Deconsolidation, our local sports segment provided viewers with live professional sports content and included the Bally RSNs, Marquee, and our investment in the YES Network. Other and corporate are not reportable segments but are included for reconciliation purposes. Other primarily consists of non-broadcast digital and internet solutions, technical services, and non-media investments. Corporate costs primarily include our costs to operate as a public company and to operate our corporate headquarters location. All of our businesses are located within the United States. As a result of the Reorganization, the local media segment assets are owned and operated by SBG, the assets of the tennis segment are owned and operated by Ventures, and the other Transferred Assets, which are included in other and corporate, are owned and operated by Ventures.

Segment financial information is included in the following tables for the years ended December 31, 2023, 2022, and 2021 (in millions):

As of December 31, 2023	Local media	Tennis	Other & Corporate	Eliminations	Consolidated
Goodwill	$ 2,016	$ 61	$ 5	$ —	$ 2,082
Assets	4,747	293	1,048	(3)	6,085

As of December 31, 2022	Local media	Tennis	Other & Corporate	Eliminations	Consolidated
Goodwill	$ 2,016	$ 61	$ 11	$ —	$ 2,088
Assets	5,554	324	826	—	6,704

For the year ended December 31, 2023	Local media	Tennis	Other & Corporate	Eliminations	Consolidated
Revenue	$ 2,866 (a)	$ 228	$ 62	$ (22) (c)	$ 3,134
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets	243	21	10	(3)	271
Amortization of program contract costs	80	—	—	—	80
Corporate general and administrative expenses	134	1	559	—	694
Loss on deconsolidation of subsidiary	—	—	10	—	10
(Gain) loss on asset dispositions and other, net of impairment	(14) (b)	—	17	—	3
Operating income (loss)	227 (b)	50	(608)	—	(331)
Interest expense including amortization of debt discount and deferred financing costs	305	—	—	—	305
(Loss) income from equity method investments	—	(2)	31	—	29
Capital expenditures	86	1	5	—	92

SINCLAIR, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2022	Local media		Tennis	Local sports (d)	Other & Corporate	Eliminations	Consolidated
Revenue	$ 3,193	(a) $	217	$ 482	$ 95	$ (59) (c) $	3,928
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets	243		21	54	7	(4)	321
Amortization of sports programming rights (e)	—		—	326	—	—	326
Amortization of program contract costs	90		—	—	—	—	90
Corporate general and administrative expenses	117		—	1	42	—	160
Gain on deconsolidation of subsidiary	—		—	—	(3,357) (f)	—	(3,357)
Gain on asset dispositions and other, net of impairment	(17) (b)		—	—	(47)	—	(64)
Operating income (loss)	591 (b)		52	(4)	3,341	—	3,980
Interest expense including amortization of debt discount and deferred financing costs	226		—	72	6	(8)	296
Income from equity method investments	—		—	10	46	—	56
Capital expenditures	96		1	2	6	—	105

For the year ended December 31, 2021	Local media		Tennis	Local sports	Other & Corporate	Eliminations	Consolidated
Revenue	$ 2,887	$	224	$ 3,056	$ 128	$ (161) (c) $	6,134
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets	248		21	316	9	(3)	591
Amortization of sports programming rights (e)	—		—	2,350	—	—	2,350
Amortization of program contract costs	93		—	—	—	—	93
Corporate general and administrative expenses	148		—	10	12	—	170
Gain on asset dispositions and other, net of impairment	(23) (b)		—	(43) (b)	(5)	—	(71)
Operating income (loss)	388 (b)		71	(317) (b)	(47)	—	95
Interest expense including amortization of debt discount and deferred financing costs	183		—	436	13	(14)	618
Income (loss) from equity method investments	—		—	49	(4)	—	45
Capital expenditures	52		2	16	10	—	80

(a) Includes $52 million and $39 million for the year ended December 31, 2023 and 2022, respectively, of revenue for services provided by local media under management services agreements after the Deconsolidation, which is not eliminated in consolidation.

(b) Local media includes gains of $8 million, $4 million, and $24 million related to reimbursements for spectrum repack costs for the years ended December 31, 2023, 2022, and 2021, respectively. Local sports includes $43 million related to the fair value of equipment that we received for the C-Band spectrum repack for the year ended December 31, 2021. See *Note 2. Acquisitions and Dispositions of Assets*.

(c) Includes $26 million, and $111 million of revenue for the years ended December 31, 2022 and 2021, respectively, for services provided by local media to local sports and other and $8 million, $12 million, and $35 million for the year ended December 31, 2023, 2022, and 2021, respectively, for services provided by other to local media, which are eliminated in consolidation.

(d) Represents the activity prior to the Deconsolidation on March 1, 2022.

(e) The amortization of sports programming rights is included within media programming and production expenses on our consolidated statements of operations.

(f) Represents the gain recognized on the Deconsolidation.

18.   FAIR VALUE MEASUREMENTS:

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect the reporting entity's own assumptions.

The following table sets forth the face value and fair value of our financial assets and liabilities as of December 31, 2023 and 2022 (in millions):

| | 2023 | | 2022 | |
	Face Value	Fair Value	Face Value	Fair Value
Level 1:				
Investments in equity securities	N/A $	6	N/A $	6
Money market funds	N/A $	588	N/A $	741
Deferred compensation assets	N/A $	45	N/A $	41
Deferred compensation liabilities	N/A $	44	N/A $	35
Level 2:				
Investments in equity securities (a)	N/A $	110	N/A $	153
Interest rate swap (b)	N/A $	1	N/A $	—
STG (c):				
5.500% Senior Notes due 2030	$ 485 $	362	$ 500 $	347
5.125% Senior Notes due 2027	$ 274 $	248	$ 282 $	230
4.125% Senior Secured Notes due 2030	$ 737 $	521	$ 750 $	560
Term Loan B-2, due September 30, 2026	$ 1,215 $	1,124	$ 1,258 $	1,198
Term Loan B-3, due April 1, 2028	$ 722 $	595	$ 729 $	692
Term Loan B-4, due April 21, 2029	$ 739 $	602	$ 746 $	709
Debt of variable interest entities (c)	$ 7 $	7	$ 8 $	8
Debt of non-media subsidiaries (c)	$ 15 $	15	$ 16 $	16
Level 3:				
Investments in equity securities (d)	N/A $	46	N/A $	75

N/A - Not applicable

(a) Consists of unrestricted warrants to acquire marketable common equity securities. The fair value of the warrants are derived from the quoted trading prices of the underlying common equity securities less the exercise price.

(b) See *Hedge Accounting* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Interest Rate Swap* within *Note 7. Notes Payable and Commercial Bank Financing.*

(c) Amounts are carried in our consolidated balance sheets net of debt discount and deferred financing costs, which are excluded in the above table, of $46 million and $56 million as of December 31, 2023 and 2022, respectively.

(d) On November 18, 2020, we entered into a commercial agreement with Bally's and received warrants and options to acquire common equity in the business. During the years ended December 31, 2023, 2022, and 2021, we recorded a fair value adjustment loss of $29 million, loss of $112 million, and loss of $50 million, respectively, related to these interests. The fair value of the warrants is primarily derived from the quoted trading prices of the underlying common equity. The fair value of the options is derived utilizing the Black Scholes valuation model. The most significant inputs include the trading price of the underlying common stock and the exercise price of the options, which range from $30 to $45 per share.

The following table summarizes the changes in financial assets measured at fair value on a recurring basis and categorized as Level 3 under the fair value hierarchy (in millions):

	Options and Warrants
Fair Value at December 31, 2021	$ 282
Measurement adjustments	(112)
Transfer to Level 2	(95)
Fair Value at December 31, 2022	75
Measurement adjustments	**(29)**
Fair Value at December 31, 2023	$ **46**

19.   SUBSEQUENT EVENTS:

On January 17, 2024, we announced that we agreed, subject to definitive documentation and final court approval, to a global settlement and release of all claims associated with the litigation filed by DSG and DSG's wholly-owned subsidiary, Diamond Sports Net, LLC, in July 2023, which settlement includes an amendment to the management services agreement between STG and DSG.

The settlement is subject to definitive documentation, including finalization of certain transition terms, and approval by the U.S. Bankruptcy Court in Houston overseeing DSG's chapter 11 case. A motion for approval of the settlement was filed with the court on January 23, 2024. On February 26, 2024, the court approved the settlement, subject to Sinclair and DSG completing definitive documentation.

See *Note 13. Commitments and Contingencies* for additional information regarding the settlement.

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share data)

As of December 31,	2023	2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 319	$ 884
Accounts receivable, net of allowance for doubtful accounts of $4 and $5, respectively	568	612
Income taxes receivable	7	5
Prepaid expenses and other current assets	139	182
Total current assets	1,033	1,683
Property and equipment, net	692	728
Operating lease assets	142	145
Goodwill	2,016	2,088
Indefinite-lived intangible assets	123	150
Customer relationships, net	238	444
Other definite-lived intangible assets, net	409	502
Other assets	184	964
Total assets (a)	$ 4,837	$ 6,704
LIABILITIES , REDEEMABLE NON-CONTROLLING INTERESTS, AND EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 851	$ 397
Current portion of notes payable, finance leases, and commercial bank financing	36	38
Current portion of operating lease liabilities	21	23
Current portion of program contracts payable	76	83
Other current liabilities	50	67
Total current liabilities	1,034	608
Notes payable, finance leases, and commercial bank financing, less current portion	4,124	4,227
Operating lease liabilities, less current portion	152	154
Program contracts payable, less current portion	14	10
Deferred tax liabilities	283	610
Other long-term liabilities	158	220
Total liabilities (a)	5,765	5,829
Commitments and contingencies (See *Note 12*)		
Redeemable noncontrolling interests	—	194
SBG member's (deficit) equity:		
Accumulated deficit	(865)	—
Accumulated other comprehensive income	1	—
Total SBG member's deficit	(864)	—
Old Sinclair shareholders' equity:		
Old Sinclair Class A Common Stock, $0.01 par value, 500,000,000 shares authorized and 45,847,879 shares issued and outstanding as of December 31, 2022	—	1
Old Sinclair Class B Common Stock, $0.01 par value, 140,000,000 shares authorized and 23,775,056 shares issued and outstanding as of December 31, 2022, convertible into Old Sinclair Class A Common Stock	—	—
Additional paid-in capital	—	624
Retained earnings	—	122
Accumulated other comprehensive income	—	1
Total Old Sinclair shareholders' equity	—	748
Noncontrolling interests	(64)	(67)
Total (deficit) equity	(928)	681
Total liabilities, redeemable noncontrolling interests, and equity	$ 4,837	$ 6,704

The accompanying notes are an integral part of these consolidated financial statements.

(a) Our consolidated total assets as of December 31, 2023 and 2022 include total assets of VIEs of $85 million and $115 million, respectively, which can only be used to settle the obligations of the VIEs. Our consolidated total liabilities as of December 31, 2023 and 2022 include total liabilities of the VIEs of $17 million and $18 million, respectively, for which the creditors of the VIEs have no recourse to us. See *Note 13. Variable Interest Entities.*

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In millions, except share and per share data)

	2023	2022	2021
REVENUES:			
Media revenues	$ 2,968	$ 3,894	$ 6,083
Non-media revenues	10	34	51
Total revenues	2,978	3,928	6,134
OPERATING EXPENSES:			
Media programming and production expenses	1,543	1,942	4,291
Media selling, general and administrative expenses	719	812	908
Amortization of program contract costs	80	90	93
Non-media expenses	24	44	57
Depreciation of property and equipment	104	100	114
Corporate general and administrative expenses	654	160	170
Amortization of definite-lived intangible and other assets	148	221	477
Loss (gain) on deconsolidation of subsidiary	10	(3,357)	—
Gain on asset dispositions and other, net of impairment	(2)	(64)	(71)
Total operating expenses (gains)	3,280	(52)	6,039
Operating (loss) income	(302)	3,980	95
OTHER INCOME (EXPENSE):			
Interest expense including amortization of debt discount and deferred financing costs	(305)	(296)	(618)
Gain (loss) on extinguishment of debt	15	3	(7)
Income from equity method investments	31	56	45
Other expense, net	(43)	(129)	(14)
Total other expense, net	(302)	(366)	(594)
(Loss) income before income taxes	(604)	3,614	(499)
INCOME TAX BENEFIT (PROVISION)	359	(913)	173
NET (LOSS) INCOME	(245)	2,701	(326)
Net loss (income) attributable to redeemable noncontrolling interests	4	(20)	(18)
Net (income) loss attributable to the noncontrolling interests	(16)	(29)	(70)
NET (LOSS) INCOME ATTRIBUTABLE TO SBG	$ (257)	$ 2,652	$ (414)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In millions)

	2023		2022		2021
Net (loss) income	$	(245)	$	2,701	$	(326)
Adjustments to post-retirement obligations, net of taxes		—		3		1
Share of other comprehensive gain of equity method investments		—		3		7
Comprehensive (loss) income		(245)		2,707		(318)
Comprehensive loss (income) attributable to redeemable noncontrolling interests		4		(20)		(18)
Comprehensive income attributable to noncontrolling interests		(16)		(29)		(70)
Comprehensive (loss) income attributable to SBG	$	(257)	$	2,658	$	(406)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND REDEEMABLE NONCONTROLLING INTERESTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(In millions, except share data)

| | Redeemable Noncontrolling Interests | Old Sinclair Shareholders | | | | | | | | |
| | | Class A Common Stock | | Class B Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Noncontrolling Interests | Total Deficit |
		Shares	Values	Shares	Values					
BALANCE, December 31, 2020	$ 190	49,252,671	$ 1	24,727,682	$ —	$ 721	$ (1,986)	$ (10)	$ 89	$ (1,185)
Dividends declared and paid on Old Sinclair Class A and Class B Common Stock ($0.80 per share)	—	—	—	—	—	—	(60)	—	—	(60)
Old Sinclair Class B Common Stock converted into Old Sinclair Class A Common Stock	—	952,626	—	(952,626)	—	—	—	—	—	—
Repurchases of Old Sinclair Class A Common Stock	—	(2,438,585)	—	—	—	(61)	—	—	—	(61)
Old Sinclair Class A Common Stock issued pursuant to employee benefit plans	—	1,547,591	—	—	—	31	—	—	—	31
Distributions to noncontrolling interests, net	(11)	—	—	—	—	—	—	—	(95)	(95)
Other comprehensive income	—	—	—	—	—	—	—	8	—	8
Net income (loss)	18	—	—	—	—	—	(414)	—	70	(344)
BALANCE, December 31, 2021	$ 197	49,314,303	$ 1	23,775,056	$ —	$ 691	$ (2,460)	$ (2)	$ 64	$ (1,706)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND REDEEMABLE NONCONTROLLING INTERESTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(In millions, except share data)

| | Redeemable Noncontrolling Interest | Old Sinclair Shareholders | | | | Additional Paid-In Capital | (Accumulated Deficit) Retained Earnings | Accumulated Other Comprehensive (Loss) Income | Noncontrolling Interests | Total (Deficit) Equity |
| | | Class A Common Stock | | Class B Common Stock | | | | | | |
		Shares	Values	Shares	Values					
BALANCE, December 31, 2021	$ 197	49,314,303	$ 1	23,775,056	$ —	$ 691	$ (2,460)	$ (2)	$ 64	$ (1,706)
Dividends declared and paid on Old Sinclair Class A and Class B Common Stock ($1.00 per share)	—	—	—	—	—	—	(70)	—	—	(70)
Repurchases of Old Sinclair Class A Common Stock	—	(4,850,398)	—	—	—	(120)	—	—	—	(120)
Old Sinclair Class A Common Stock issued pursuant to employee benefit plans	—	1,383,974	—	—	—	53	—	—	—	53
Distributions to noncontrolling interests, net	(7)	—	—	—	—	—	—	—	(12)	(12)
Other comprehensive income	—	—	—	—	—	—	—	6	—	6
Deconsolidation of subsidiary	(16)	—	—	—	—	—	—	(3)	(148)	(151)
Net income	20	—	—	—	—	—	2,652	—	29	2,681
BALANCE, December 31, 2022	$ 194	45,847,879	$ 1	23,775,056	$ —	$ 624	$ 122	$ 1	$ (67)	$ 681

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENT OF MEMBER'S EQUITY (DEFICIT) AND REDEEMABLE NONCONTROLLING INTERESTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(In millions, except share data)

	Redeemable Noncontrolling Interests	Old Class A Common Stock		Old Class B Common Stock		Old Additional Paid-In Capital	SBG Member Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total Member's Equity (Deficit)
		Shares	Values	Shares	Values					
BALANCE, December 31, 2022	$ 194	45,847,879	$ 1	23,775,056	$ —	$ 624	$ 122	$ 1	$ (67)	$ 681
Dividends declared and paid on Old Sinclair Class A and Class B Common Stock ($0.25 per share)	—	—	—	—	—	—	(18)	—	—	(18)
Repurchases of Old Sinclair Class A Common Stock	—	(8,785,022)	—	—	—	(153)	—	—	—	(153)
Old Sinclair Class A Common Stock issued pursuant to employee benefit plans	—	2,274,558	—	—	—	40	—	—	—	40
Old Sinclair Class A And Class B Common Stock converted to SBG member's equity	—	(39,337,415)	(1)	(23,775,056)	—	—	—	—	—	(1)
Deemed dividend to parent	—	—	—	—	—	(511)	(635)	—	(1)	(1,147)
Distribution to parent	—	—	—	—	—	—	(77)	—	—	(77)
Repurchase of redeemable subsidiary preferred equity	(190)	—	—	—	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(12)	(12)
Net (loss) income	(4)	—	—	—	—	—	(257)	—	16	(241)
BALANCE, December 31, 2023	$ —	—	$ —	—	$ —	$ —	$ (865)	$ 1	$ (64)	$ (928)

The accompanying notes are an integral part of these consolidated financial statements.

SINCLAIR BROADCAST GROUP, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In millions)

	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (245)	$ 2,701	$ (326)
Adjustments to reconcile net (loss) income to net cash flows from operating activities:			
Amortization of sports programming rights	—	326	2,350
Amortization of definite-lived intangible and other assets	148	221	477
Depreciation of property and equipment	104	100	114
Amortization of program contract costs	80	90	93
Stock-based compensation	45	50	60
Deferred tax (benefit) provision	(359)	906	(92)
Gain on asset dispositions and other, net of impairment	(2)	(11)	(69)
Loss (gain) on deconsolidation of subsidiary	10	(3,357)	—
Income from equity method investments	(31)	(56)	(45)
Loss from investments	77	133	38
Distributions from investments	29	87	54
Sports programming rights payments	—	(325)	(1,834)
Rebate payments to distributors	—	(15)	(202)
(Gain) loss on extinguishment of debt	(15)	(3)	7
Changes in assets and liabilities, net of acquisitions, deconsolidation of subsidiary, and asset transfer to Ventures:			
Decrease (increase) in accounts receivable	9	20	(187)
Decrease (increase) in prepaid expenses and other current assets	4	(96)	(86)
Decrease in due from member	43	—	—
Increase (decrease) in accounts payable and accrued and other current liabilities	486	(14)	113
Net change in current and long-term net income taxes payable/receivable	(3)	147	(52)
Decrease in program contracts payable	(88)	(103)	(102)
Other, net	(32)	(2)	16
Net cash flows from operating activities	260	799	327
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Acquisition of property and equipment	(90)	(105)	(80)
Spectrum repack reimbursements	8	4	24
Proceeds from the sale of assets	—	9	43
Deconsolidation of subsidiary cash	—	(315)	—
Purchases of investments	(39)	(75)	(256)
Distributions from investments	204	99	26
Other, net	1	2	(3)
Net cash flows from (used in) investing activities	84	(381)	(246)
CASH FLOWS USED IN FINANCING ACTIVITIES:			
Proceeds from notes payable and commercial bank financing	—	728	357
Repayments of notes payable, commercial bank financing, and finance leases	(85)	(863)	(601)
Repurchase of outstanding Old Sinclair Class A Common Stock	(153)	(120)	(61)
Dividends paid on Old Sinclair Class A and Class B Common Stock	(18)	(70)	(60)
Dividends paid on redeemable subsidiary preferred equity	—	(7)	(5)
Repurchase of redeemable subsidiary preferred equity	(190)	—	—
Distributions to member	(448)	—	—
Distributions to noncontrolling interests, net	(12)	(12)	(95)
Distributions to redeemable noncontrolling interests	—	—	(6)
Other, net	(3)	(9)	(53)
Net cash flows used in financing activities	(909)	(353)	(524)
NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(565)	65	(443)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year	884	819	1,262
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	$ 319	$ 884	$ 819

The accompanying notes are an integral part of these consolidated financial statements.

1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair Broadcast Group, LLC ("SBG"), a Maryland limited liability company and a wholly owned subsidiary of Sinclair, Inc. ("Sinclair"), is a diversified media company with national reach and a strong focus on providing high-quality content on SBG's local television stations, digital platform, and, prior to the Deconsolidation (as defined below in *Deconsolidation of Diamond Sports Intermediate Holdings LLC*), regional sports networks. The content, distributed through SBG's broadcast platform and third-party platforms, consists of programming provided by third-party networks and syndicators, local news, other original programming produced by SBG and SBG owned networks, and, prior to the Deconsolidation, college and professional sports. Additionally, prior to the Reorganization (as defined below in *Company Reorganization)*, SBG had interests in, owned, managed, and/or operated Tennis Channel, digital media companies, technical and software services companies, research and development companies for the advancement of broadcast technology, and other media and non-media related businesses and assets, including real estate, venture capital, private equity, and direct investments.

As of December 31, 2023, SBG had one reportable segment: local media. Prior to the Deconsolidation (as defined below in *Deconsolidation of Diamond Sports Intermediate Holdings LLC*), SBG had one additional reportable segment, local sports. The local media segment consists primarily of SBG's 185 broadcast television stations in 86 markets, which SBG owns, provides programming and operating services pursuant to LMAs, or provides sales services and other non-programming operating services pursuant to other outsourcing agreements, such as JSAs and SSAs. These stations broadcast 640 channels as of December 31, 2023. For the purpose of this report, these 185 stations and 640 channels are referred to as SBG's stations and channels. The local sports segment consisted primarily of the Bally Sports network brands ("Bally RSNs"), the Marquee Sports Network ("Marquee") joint venture, and a minority equity interest in the Yankee Entertainment and Sports Network, LLC ("YES Network") through February 28, 2022. On March 1, 2022, the Bally RSNs, Marquee, and YES Network were deconsolidated from SBG's financial statements. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* below. Through February 28, 2022, the Bally RSNs and Marquee are referred to as "the RSNs." The RSNs and YES Network own the exclusive rights to air, among other sporting events, the games of professional sports teams in designated local viewing areas.

Principles of Consolidation

The consolidated financial statements include SBG's accounts and those of SBG's wholly-owned and majority-owned subsidiaries and VIEs for which SBG is the primary beneficiary. Noncontrolling interests represent a minority owner's proportionate share of the equity in certain of SBG's consolidated entities. Noncontrolling interests which may be redeemed by the holder, and the redemption is outside of SBG's control, are presented as redeemable noncontrolling interests. All intercompany transactions and account balances have been eliminated in consolidation.

SBG consolidates VIEs when SBG is the primary beneficiary. SBG is the primary beneficiary of a VIE when SBG has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. See *Note 13. Variable Interest Entities* for more information on SBG's VIEs.

Investments in entities over which SBG has significant influence but not control are accounted for using the equity method of accounting. Income from equity method investments represents SBG's proportionate share of net income or loss generated by equity method investees.

Company Reorganization

On April 3, 2023, the company formerly known as Sinclair Broadcast Group, Inc., a Maryland corporation ("Old Sinclair"), entered into an Agreement of Share Exchange and Plan of Reorganization (the "Share Exchange Agreement") with Sinclair and Sinclair Holdings, LLC, a Maryland limited liability company ("Sinclair Holdings"). The purpose of the transactions contemplated by the Share Exchange Agreement was to effect a holding company reorganization in which Sinclair would become the publicly-traded parent company of Old Sinclair.

Effective at 12:00 am Eastern U.S. time on June 1, 2023 (the "Share Exchange Effective Time"), pursuant to the Share Exchange Agreement and Articles of Share Exchange filed with the Maryland State Department of Assessments and Taxation, the share exchange between Sinclair and Old Sinclair was completed (the "Share Exchange"). Immediately following the Share Exchange Effective Time, Old Sinclair converted from a Maryland corporation to a Maryland limited liability company named Sinclair Broadcast Group, LLC. On the day following the Share Exchange Effective Time, Sinclair Holdings became the intermediate holding company between Sinclair and SBG, and SBG transferred certain of its assets (the "Transferred Assets") to Sinclair Ventures, LLC, a new indirect wholly-owned subsidiary of Sinclair ("Ventures"). We refer to the Share Exchange and the related steps described above collectively as the "Reorganization." The Transferred Assets included technical and software services companies, intellectual property for the advancement of broadcast technology, and other media and non-media related businesses and assets including real estate, venture capital, private equity, and direct investments, as well as Compulse, a marketing technology and managed services company, and Tennis Channel and related assets.

As a result of the Reorganization, SBG's consolidated statement of operations the year ended December 31, 2023 includes five months of activity related to the Transferred Assets prior to the Reorganization. Subsequent to June 1, 2023, the assets and liabilities of the Transferred Assets are no longer included within SBG's consolidated balance sheets. Any discussions related to results, operations, and accounting policies associated with the Transferred Assets are referring to the periods prior to the Reorganization.

The Reorganization is considered a transaction between entities under common control and therefore the Transferred Assets were transferred from SBG to Ventures at a net book value of $1,147 million during the year ended December 31, 2023, which is recognized in SBG's consolidated statements of equity and redeemable noncontrolling interests as a dividend to SBG's parent.

Deconsolidation of Diamond Sports Intermediate Holdings LLC

On March 1, 2022, Old Sinclair's subsidiary Diamond Sports Intermediate Holdings, LLC, and certain of its subsidiaries (collectively "DSIH") completed a series of transactions (the "Transaction"). As part of the Transaction, the governance structure of DSIH was modified including changes to the composition of its Board of Managers, resulting in the SBG's loss of voting control. As a result, DSIH, whose operations represented the entirety of SBG's local sports segment, was deconsolidated from SBG's consolidated financial statements effective as of March 1, 2022 (the "Deconsolidation"). SBG's consolidated statement of operations for the year ended December 31, 2022 therefore includes two months of activity related to DSIH prior to the Deconsolidation. Subsequent to February 28, 2022, the assets and liabilities of DSIH are no longer included within SBG's consolidated balance sheets. Any discussions related to results, operations, and accounting policies associated with DSIH are referring to the periods prior to the Deconsolidation.

Upon Deconsolidation, SBG recognized a gain before income taxes of approximately $3,357 million, which is recorded within gain on deconsolidation of subsidiary in SBG's consolidated statements of operations for the year ended December 31, 2022. During the year ended December 31, 2023, we recorded an adjustment to the deconsolidation gain of $10 million. Subsequent to the Deconsolidation, SBG's equity ownership interest in DSIH is accounted for under the equity method of accounting. See *Note 6. Other Assets* for more information.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In October 2021, the FASB issued guidance to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice. ASU 2021-08 requires that an acquiring entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. SBG adopted this guidance during the first quarter of 2023. The impact of the adoption did not have a material impact on SBG's consolidated financial statements.

In November 2023, the FASB issued guidance to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, applied retrospectively. Early adoption is permitted. SBG is currently evaluating the impact of this guidance.

In December 2023, the FASB issued guidance to enhance the transparency and decision usefulness of income tax disclosures, requiring annual disclosure of consistent categories and greater disaggregation of information in the rate reconciliation table; additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate); income taxes paid disaggregated by jurisdiction; and income or loss before income tax disaggregated between foreign and domestic. The guidance is effective for annual periods beginning after December 15, 2024, applied prospectively. Early adoption is permitted. SBG is currently evaluating the impact of this guidance.

Cash and Cash Equivalents

SBG consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

SBG regularly reviews accounts receivable and determine an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience, and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

A rollforward of the allowance for doubtful accounts for the years ended December 31, 2023, 2022, and 2021 is as follows (in millions):

	2023	2022	2021
Balance at beginning of period	$ 5	$ 7	$ 5
Charged to expense	3	4	3
Net write-offs	(3)	(6)	(1)
Transferred to Ventures	(1)	—	—
Balance at end of period	$ 4	$ 5	$ 7

As of December 31, 2023, two customers accounted for 10% and 10%, respectively, of our accounts receivable, net. As of December 31, 2022, one customer accounted for 13% of SBG's accounts receivable, net. As of December 31, 2021, three customers accounted for 15%, 15%, and 12%, respectively, of SBG's accounts receivable, net. For purposes of this disclosure, a single customer may include multiple entities under common control.

Broadcast Television Programming

SBG has agreements with programming syndicators for the rights to television programming over contract periods, which generally run from one to three years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Pursuant to accounting guidance for the broadcasting industry, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet when the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement, and the program is available for its first showing or telecast. The portion of program contracts which becomes payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or fair value. Program contract costs are amortized on a straight-line basis except for contracts greater than three years which are amortized utilizing an accelerated method. Program contract costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by amortization or fair value adjustments.

Fair value is determined utilizing a discounted cash flow model based on management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. SBG assesses program contract costs on a quarterly basis to ensure the costs are recorded at the lower of unamortized cost or fair value.

Sports Programming Rights

DSIH has multi-year program rights agreements that provided DSIH with the right to produce and telecast professional live sports games within a specified territory in exchange for a rights fee. Prior to the Deconsolidation, SBG amortized these rights as an expense over each season based upon contractually stated rates. Amortization was accelerated in the event that the stated contractual rates over the term of the rights agreement resulted in an expense recognition pattern that was inconsistent with the projected growth of revenue over the contractual term.

Impairment of Goodwill, Indefinite-lived Intangible Assets, and Other Long-lived Assets

SBG evaluates goodwill and indefinite lived intangible assets for impairment annually in the fourth quarter, or more frequently, if events or changes in circumstances indicate that an impairment may exist. SBG's goodwill has been allocated to, and is tested for impairment at, the reporting unit level. A reporting unit is an operating segment or a component of an operating segment to the extent that the component constitutes a business for which discrete financial information is available and regularly reviewed by management. Components of an operating segment with similar characteristics are aggregated when testing goodwill for impairment.

In the performance of SBG's annual assessment of goodwill for impairment, SBG has the option to qualitatively assess whether it is more likely than not that a reporting unit has been impaired. As part of this qualitative assessment, SBG weighs the relative impact of factors that are specific to the reporting units as well as industry, regulatory, and macroeconomic factors that could affect the significant inputs used to determine the fair value of the assets. SBG also considers the significance of the excess fair value over carrying value in prior quantitative assessments.

If SBG concludes that it is more likely than not that a reporting unit is impaired, or if SBG elects not to perform the optional qualitative assessment, SBG will determine the fair value of the reporting unit and compare it to the net book value of the reporting unit. If the fair value is less than the net book value, SBG will record an impairment to goodwill for the amount of the difference. SBG estimates the fair value of SBG's reporting units utilizing the income approach involving the performance of a discounted cash flow analysis. SBG's discounted cash flow model is based on SBG's judgment of future market conditions based on SBG's internal forecast of future performance, as well as discount rates that are based on a number of factors including market interest rates, a weighted average cost of capital analysis, and includes adjustments for market risk and company specific risk.

SBG's indefinite-lived intangible assets consist primarily of SBG's broadcast licenses and a trade name. For SBG's annual impairment test for indefinite-lived intangible assets, SBG has the option to perform a qualitative assessment to determine whether it is more likely than not that these assets are impaired. As part of this qualitative assessment SBG weighs the relative impact of factors that are specific to the indefinite-lived intangible assets as well as industry, regulatory, and macroeconomic factors that could affect the significant inputs used to determine the fair value of the assets. SBG also considers the significance of the excess fair value over carrying value in prior quantitative assessments. When evaluating SBG's broadcast licenses for impairment, the qualitative assessment is done at the market level because the broadcast licenses within the market are complementary and together enhance the single broadcast license of each station. If SBG concludes that it is more likely than not that one of SBG's broadcast licenses is impaired, SBG will perform a quantitative assessment by comparing the aggregate fair value of the broadcast licenses in the market to the respective carrying values. SBG estimates the fair values of SBG's broadcast licenses using the Greenfield method, which is an income approach. This method involves a discounted cash flow model that incorporates several variables, including, but not limited to, market revenues and long-term growth projections, estimated market share for the typical participant without a network affiliation, and estimated profit margins based on market size and station type. The model also assumes outlays for capital expenditures, future terminal values, an effective tax rate assumption and a discount rate based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk. If the carrying amount of the broadcast licenses exceeds the fair value, then an impairment loss is recorded to the extent that the carrying value of the broadcast licenses exceeds the fair value.

SBG evaluates long-lived assets, including definite-lived intangible assets, for impairment if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. SBG evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets within an asset group to the estimated undiscounted future cash flows associated with the asset group. An asset group represents the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. At the time that such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset group, an impairment loss is determined by comparing the estimated fair value of the asset group to the carrying value. SBG estimates fair value using an income approach involving the performance of a discounted cash flow analysis.

During the years ended December 31, 2023, 2022, and 2021, SBG did not identify any indicators that goodwill, indefinite-lived or long-lived assets may not be recoverable. See *Note 5. Goodwill, Indefinite-Lived Intangible Assets, and Other Intangible Assets* for more information.

SBG believes it has made reasonable estimates and utilized appropriate assumptions in the performance of SBG's impairment assessments. If future results are not consistent with SBG's assumptions and estimates, including future events such as a deterioration of market conditions, loss of significant customers, and significant increases in discount rates, among other factors, SBG could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on SBG's consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows.

When factors indicate that there may be a decrease in value of an equity method investment, SBG assesses whether a loss in value has occurred. If that loss is deemed to be other than temporary, an impairment loss is recorded accordingly. For any equity method investments that indicate a potential impairment, SBG estimates the fair values of those investments using a combination of a market-based approach, which considers earnings and cash flow multiples of comparable businesses and recent market transactions, as well as an income approach involving the performance of a discounted cash flow analysis. See *Note 6. Other Assets* for more information.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2023 and 2022 (in millions):

	2023		2022
Compensation and employee benefits	$ 93	$	100
Interest	12		11
Programming related obligations	156		151
Legal, litigation, and regulatory (a)	504		10
Accounts payable and other operating expenses	86		125
Total accounts payable and accrued liabilities	$ 851	$	397

(a)   See *Note 12. Commitments and Contingencies* for additional information regarding the litigation accruals recorded.

We expense these activities when incurred.

Income Taxes

SBG recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. SBG provides a valuation allowance for deferred tax assets if SBG determines that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating SBG's ability to realize net deferred tax assets, SBG considers all available evidence, both positive and negative, including SBG's past operating results, tax planning strategies, current and cumulative losses, and forecasts of future taxable income. In considering these sources of taxable income, SBG must make certain judgments that are based on the plans and estimates used to manage SBG's underlying businesses on a long-term basis. As of December 31, 2023 and 2022, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences, and a substantial amount of SBG's available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies and projected future taxable income. Future changes in operating and/or taxable income or other changes in facts and circumstances could significantly impact the ability to realize SBG's deferred tax assets which could have a material effect on SBG's consolidated financial statements.

Management periodically performs a comprehensive review of SBG's tax positions, and SBG records a liability for unrecognized tax benefits if such tax positions are more likely than not to be sustained upon examination based on their technical merits, including the resolution of any appeals or litigation processes. Significant judgment is required in determining whether positions taken are more likely than not to be sustained, and it is based on a variety of facts and circumstances, including interpretation of the relevant federal and state income tax codes, regulations, case law and other authoritative pronouncements. Based on this analysis, the status of ongoing audits and the expiration of applicable statute of limitations, liabilities are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what SBG has provided. See *Note 11. Income Taxes*, for further discussion of accrued unrecognized tax benefits.

Hedge Accounting

SBG entered into an interest rate swap effective February 7, 2023 and terminating on February 28, 2026 in order to manage a portion of SBG's exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.90%, and SBG receives a floating rate of interest based on the Secured Overnight Financing Rate ("SOFR").

SBG has determined that the interest rate swap meets the criteria for hedge accounting. The initial value of the interest rate swap and any changes in value in subsequent periods is included in accumulated other comprehensive income, with a corresponding change recorded in assets or liabilities depending on the position of the swap. Gains or losses on the monthly settlement of the interest rate swap are reflected in interest expense in SBG's consolidated statements of operations. Cash flows related to the interest rate swap are classified as operating activities in SBG's consolidated statements of cash flows. See *Interest Rate Swap* within *Note 7. Notes Payable and Commercial Bank Financing* for further discussion.

Supplemental Information — Statements of Cash Flows

During the years ended December 31, 2023, 2022, and 2021, SBG had the following cash transactions (in millions):

	2023	2022	2021
Income taxes paid	$ 5	$ 18	$ 16
Income tax refunds	$ 1	$ 158	$ 44
Interest paid	$ 294	$ 387	$ 583

Non-cash investing activities included property and equipment purchases of $5 million for each of the years ended December 31, 2023, 2022, and 2021 and the receipt of equipment with a fair value of $58 million in connection with completing the repack process as more fully described in *Note 2. Acquisitions and Dispositions of Assets* for the year ended December 31, 2021.

During the years ended December 31, 2022 and 2021, SBG received equity shares in investments valued at $3 million and $6 million respectively, in exchange for an equivalent value of advertising spots.

Revenue Recognition

The following table presents SBG's revenue disaggregated by type and segment for the years ended December 31, 2023, 2022, and 2021 (in millions):

For the year ended December 31, 2023	Local media	Other	Eliminations	Total
Distribution revenue	$ 1,491	$ 76	$ —	$ 1,567
Advertising revenue	1,236	29	(5)	1,260
Other media, non-media, and intercompany revenue	139	14	(2)	151
Total revenues	$ 2,866	$ 119	$ (7)	$ 2,978

For the year ended December 31, 2022	Local media	Local sports	Other	Eliminations	Total
Distribution revenue	$ 1,531	$ 433	$ 179	$ —	$ 2,143
Advertising revenue	1,518	44	74	(22)	1,614
Other media, non-media, and intercompany revenue	144	5	59	(37)	171
Total revenues	$ 3,193	$ 482	$ 312	$ (59)	$ 3,928

For the year ended December 31, 2021	Local media	Local sports	Other	Eliminations	Total
Distribution revenue	$ 1,476	$ 2,620	$ 192	$ —	$ 4,288
Advertising revenue	1,230	409	93	(41)	1,691
Other media, non-media, and intercompany revenue	181	27	67	(120)	155
Total revenues	$ 2,887	$ 3,056	$ 352	$ (161)	$ 6,134

Distribution Revenue. SBG generates distribution revenue through fees received from Distributors for the right to distribute SBG's stations, other properties, and, prior to the Deconsolidation, the RSNs. Distribution arrangements are generally governed by multi-year contracts and the underlying fees are based upon a contractual monthly rate per subscriber. These arrangements represent licenses of intellectual property; revenue is recognized as the signal or network programming is provided to SBG's customers ("as usage occurs") which corresponds with the satisfaction of SBG's performance obligation. Revenue is calculated based upon the contractual rate multiplied by an estimated number of subscribers. SBG's customers will remit payments based upon actual subscribers a short time after the conclusion of a month, which generally does not exceed 120 days. Historical adjustments to subscriber estimates have not been material.

Advertising Revenue. SBG generates advertising revenue primarily from the sale of advertising spots/impressions within SBG's broadcast television, digital platforms, and, prior to the Deconsolidation, RSNs. Advertising revenue is recognized in the period in which the advertising spots/impressions are delivered. In arrangements where SBG provides audience ratings guarantees, to the extent that there is a ratings shortfall, SBG will defer a proportionate amount of revenue until the ratings shortfall is settled through the delivery of additional advertising. The term of SBG's advertising arrangements is generally less than one year and the timing between when an advertisement is aired and when payment is due is not significant. In certain circumstances, SBG requires customers to pay in advance; payments received in advance of satisfying SBG's performance obligations are reflected as deferred revenue.

Practical Expedients and Exemptions. SBG expenses sales commissions when incurred because the period of benefit for these costs is one year or less. These costs are recorded within media selling, general and administrative expenses. In accordance with ASC 606, SBG does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) distribution arrangements which are accounted for as a sales/usage based royalty.

Arrangements with Multiple Performance Obligations. SBG's contracts with customers may include multiple performance obligations. For such arrangements, SBG allocates revenues to each performance obligation based on its relative standalone selling price, which is generally based on the prices charged to customers.

Deferred Revenues. SBG records deferred revenue when cash payments are received or due in advance of SBG's performance, including amounts which are refundable. SBG classifies deferred revenue as either current in other current liabilities or long-term in other long-term liabilities within SBG's consolidated balance sheets, based on the timing of when SBG expects to satisfy performance obligations. Deferred revenue was $171 million, $200 million, and $235 million as of December 31, 2023, 2022, and 2021, respectively, of which $124 million, $144 million, and $164 million as of December 31, 2023, 2022, and 2021, respectively, was reflected in other long-term liabilities in SBG's consolidated balance sheets. Deferred revenue recognized during the years ended December 31, 2023 and 2022 that was included in the deferred revenue balance as of December 31, 2022 and 2021 was $47 million and $62 million, respectively.

For the year ended December 31, 2023, two customers accounted for 11% and 10% of SBG's total revenues. For the year ended December 31, 2022, three customers accounted for 12%, 11%, and 10%, respectively, of SBG's total revenues. For the year ended December 31, 2021, three customers accounted for 19%, 18%, and 14%, respectively, of SBG's total revenues. For purposes of this disclosure, a single customer may include multiple entities under common control.

Advertising Expenses

Promotional advertising expenses are recorded in the period when incurred and are included in media production and other non-media expenses. Total advertising expenses, net of advertising co-op credits, were $9 million, $9 million, and $22 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Financial Instruments

Financial instruments, as of December 31, 2023 and 2022, consisted of cash and cash equivalents, trade accounts receivable, accounts payable, accrued liabilities, stock options, warrants, and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 16. Fair Value Measurements* for additional information regarding the fair value of notes payable.

Post-retirement Benefits

SBG maintains a supplemental executive retirement plan which was inherited upon the acquisition of certain stations. As of December 31, 2023, the estimated projected benefit obligation was $14 million, of which $1 million is included in accrued expenses and $13 million is included in other long-term liabilities in SBG's consolidated balance sheets. At December 31, 2023, the projected benefit obligation was measured using a 4.92% discount rate compared to a discount rate of 5.20% for the year ended December 31, 2022. For each of the years ended December 31, 2023 and 2022, SBG made $1 million in benefit payments. SBG recognized an actuarial loss of $0.3 million and gain of $3 million through other comprehensive income for the years ended December 31, 2023 and 2022, respectively. For each of the years ended December 31, 2023 and 2022, SBG recognized $1 million of periodic pension expense, reported in other expense, net in SBG's consolidated statements of operations.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

2. ACQUISITIONS AND DISPOSITIONS OF ASSETS:

During the year ended December 31, 2021, SBG acquired certain businesses for an aggregate purchase price, net of cash acquired, of $10 million, including working capital adjustments and other adjustments. There were no acquisitions during the years ended December 31, 2023 and 2022.

The following summarizes the acquisition activity during the year ended December 31, 2021:

2021 Acquisitions

During the year ended December 31, 2021, SBG completed the acquisition of ZypMedia for approximately $7 million in cash. The acquired assets and liabilities were recorded at fair value as of the closing date of the transactions.

During the year ended December 31, 2021, SBG purchased 360iA, LLC for $5 million, with $2 million being paid in cash and the remaining to be paid in $1 million increments on each of the first three anniversaries following the closing date.

Financial Results of Acquisitions

The following tables summarize the results of the net revenues and operating loss included in the financial statements of SBG beginning on the acquisition date of each acquisition as listed below (in millions):

	2023		2022		2021
Revenues:					
Other acquisitions in 2021	$ 25	$	72	$	8

	2023		2022		2021
Operating Loss:					
Other acquisitions in 2021	$ (7)	$	(7)	$	(45)

Dispositions

2021 Dispositions. In September 2021, SBG sold all of its radio broadcast stations, KOMO-FM, KOMO-AM, KPLZ-FM and KVI-AM in Seattle, WA, for consideration valued at $13 million. For the year ended December 31, 2021, SBG recorded a net loss of $12 million related to the sale, which is included within gain on asset dispositions and other, net of impairment in SBG's consolidated statements of operations, and was primarily related to the write-down of the carrying value of the assets to estimate the selling price.

In June 2021, SBG sold its controlling interest in Triangle Sign & Service, LLC ("Triangle") for $12 million. SBG recorded a gain on the sale of Triangle of $6 million, of which $3 million was attributable to noncontrolling interests, for the year ended December 31, 2021, which is included in the gain on asset dispositions and other, net of impairment and net (income) loss attributable to the noncontrolling interests, respectively, in SBG's consolidated statements of operations.

In February 2021, SBG sold two television broadcast stations, WDKA-TV in Paducah, KY and KBSI-TV in Cape Girardeau, MO, for an aggregate sale price of $28 million. SBG recorded a gain of $12 million for the year ended December 31, 2021, which is included within gain on asset dispositions and other, net of impairment in SBG's consolidated statements of operations.

Broadcast Incentive Auction. In 2012, Congress authorized the FCC to conduct so-called "incentive auctions" to auction and re-purpose broadcast television spectrum for mobile broadband use. Pursuant to the auction, television broadcasters submitted bids to receive compensation for relinquishing all or a portion of their rights in the television spectrum of their full-service and Class A stations. Low power stations were not eligible to participate in the auction and are not protected and therefore may be displaced or forced to go off the air as a result of the post-auction repacking process.

In the repacking process associated with the auction, the FCC has reassigned some stations to new post-auction channels. SBG does not expect reassignment to new channels to have a material impact on its coverage. SBG has received notification from the FCC that 100 of its stations have been assigned to new channels. Legislation has provided the FCC with a $3 billion fund to reimburse reasonable costs incurred by stations that are reassigned to new channels in the repack. SBG expects that the reimbursements from the fund will cover the majority of its expenses related to the repack. SBG recorded gains related to reimbursements for the spectrum repack costs incurred of $8 million, $4 million, and $24 million for the years ended December 31, 2023, 2022, and 2021, respectively, which are recorded within gain on asset dispositions and other, net of impairment in SBG's consolidated statements of operations. For the years ended December 31, 2022 and 2021, capital expenditures related to the spectrum repack were $1 million and $12 million.

In December 2020, the FCC began a similar repacking process associated with a portion of the C-Band spectrum in order to free up this spectrum for the use of 5G wireless services. The repack is scheduled to be completed in two phases, the first ended on December 31, 2021 and the second ended on December 31, 2023. Prior to the Deconsolidation, DSG entered into an agreement with a communications provider in which they received equipment to complete the repack process at a maximum cost to DSG of $15 million. Prior to the Deconsolidation, for the year ended December 31, 2021, SBG recognized a gain of $43 million, which is recorded within gain on asset dispositions and other, net of impairment in SBG's consolidated statements of operations, equal to the fair value of the equipment that DSG received of $58 million, less the maximum cost to DSG of $15 million.

3. STOCK-BASED COMPENSATION PLANS:

In June 1996, Old Sinclair's Board of Directors adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan ("LTIP"). Under the LTIP, SBG issued restricted stock awards ("RSAs"), stock grants to its non-employee directors, stock-settled appreciation rights ("SARs"), and stock options. In June 2022, Old Sinclair's Board of Directors adopted, upon approval of the shareholders by proxy, the 2022 Stock Incentive Plan ("SIP"). Upon approval of the SIP, it succeeded the LTIP and no additional awards were granted under the LTIP. All outstanding awards granted under the LTIP will remain subject to their original terms. The purpose of the SIP is to provide stock-based incentives that align the interests of employees, consultants, and outside directors with those of the stockholders of Sinclair by motivating employees to achieve long-term results and rewarding them for their achievements, and to attract and retain the types of employees, consultants, and outside directors who will contribute to SBG's long-range success. The amounts presented here represent stock-based compensation associated with employees of SBG that were awarded and issued stock of Sinclair.

Additionally, SBG has the following arrangements that involve stock-based compensation: employer matching contributions for participants in Sinclair's 401(k) plan and an employee stock purchase plan ("ESPP"). Stock-based compensation expense has no effect on SBG's consolidated cash flows. For the years ended December 31, 2023, 2022, and 2021, SBG recorded stock-based compensation of $45 million, $50 million, and $60 million, respectively. Below is a summary of the key terms and methods of valuation of SBG's stock-based compensation awards:

Restricted Stock Awards

RSAs issued in 2023 have certain restrictions that generally lapse after two years at 100% or over two years at 50% and 50%, respectively. RSAs issued in 2022 and 2021 have certain restrictions that generally lapse over two years at 50% and 50%, respectively. As the restrictions lapse, the Sinclair Class A Common Stock may be freely traded on the open market. The fair value assumes the closing value of the stock on the measurement date.

The following is a summary of changes in unvested restricted stock:

	RSAs	Weighted-Average Price
Unvested shares at December 31, 2022	477,721	$ 29.53
2023 Activity:		
Granted	1,438,990	15.54
Vested	(985,881)	17.12
Forfeited (a)	(12,461)	20.43
Transferred to Ventures	(84,211)	15.52
Unvested shares at December 31, 2023	834,158	$ 21.62

(a) Forfeitures are recognized as they occur.

SBG recorded compensation expense of $19 million for both of the years ended December 31, 2023 and 2022, respectively, and $21 million for the year ended December 31, 2021. The majority of the unrecognized compensation expense of $9 million as of December 31, 2023 will be recognized in 2024.

Stock Grants to Non-Employee Directors

Prior to the Reorganization, in addition to fees paid in cash to Old Sinclair non-employee directors, on the date of each annual meeting of Old Sinclair shareholders, each Old Sinclair non-employee director received a grant of unrestricted shares of Sinclair Class A Common Stock. Old Sinclair issued 80,496 shares in 2023, 60,732 shares in 2022, and 45,836 shares in 2021. SBG recorded expense of $1 million for the year ended December 31, 2023 and $2 million for each of the years ended December 31, 2022 and 2021, which was based on the average share price of the stock on the date of grant.

Stock-Settled Appreciation Rights

These awards entitle holders to the appreciation in Sinclair's Class A Common Stock over the base value of each SAR over the term of the award. The SARs have a 10-year term with vesting periods ranging from zero to four years. The base value of each SAR is equal to the closing price of Sinclair's Class A Common Stock on the date of grant. For the years ended December 31, 2023, 2022, and 2021, SBG recorded compensation expense of $7 million, $10 million, and $15 million, respectively.

The following is a summary of the 2023 activity:

	SARs		Weighted-Average Price
Outstanding SARs at December 31, 2022	3,269,916	$	30.16
2023 Activity:			
Granted	1,474,764		15.97
Outstanding SARs at December 31, 2023	4,744,680	$	25.75

As of December 31, 2023, there was no aggregate intrinsic value of the SARs outstanding and the outstanding SARs have a weighted average remaining contractual life of 8 years.

Valuation of SARS. Our SARs were valued using the Black-Scholes pricing model utilizing the following assumptions:

	2023	2022	2021
Risk-free interest rate	4.4 %	1.6 %	0.6 %
Expected years to exercise	5 years	5 years	5 years
Expected volatility	52.1 %	49.6 %	48.2 %
Annual dividend yield	6.8 %	3.0 %	2.5 %

The risk-free interest rate is based on the U.S. Treasury yield curve, in effect at the time of grant, for U.S. Treasury STRIPS that approximate the expected life of the award. The expected volatility is based on Sinclair's historical stock prices over a period equal to the expected life of the award. The annual dividend yield is based on Sinclair's annual dividend per share divided by Sinclair's share price on the grant date.

Options

As of December 31, 2023, there were options outstanding to purchase 375,000 shares of Sinclair Class A Common Stock. These options are fully vested and have a weighted average exercise price of $31.25 and a weighted average remaining contractual term of 2 years. As of December 31, 2023, there was no aggregate intrinsic value for the options outstanding. There was no grant, exercise, or forfeiture activity during the year ended December 31, 2023. There was no expense recognized during the years ended December 31, 2023, 2022, and 2021.

401(k) Match

The Sinclair, Inc. 401(k) Profit Sharing Plan and Trust ("the 401(k) Plan") is available as a benefit for SBG's eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount with a match calculation (the "Match"). The Match and any additional discretionary contributions may be made using Sinclair's Class A Common Stock, if the Sinclair Board so chooses. Typically, the Match is made using Sinclair's Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) Plan. The number of Sinclair's Class A Common shares granted under the Match is determined based upon the closing price on or about March 1st of each year for the previous calendar year's Match. SBG recorded $17 million for each of the years ended December 31, 2023 and 2022 and $20 million for the year ended December 31, 2021 of stock-based compensation expense related to the Match.

Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase Sinclair Class A Common Stock at 85% of the lesser of the fair value of the common stock as of the first day of the quarter and as of the last day of that quarter, subject to certain limits as defined in the ESPP. The stock-based compensation expense recorded related to the ESPP was $1 million for the year ended December 31, 2023 and $2 million for each of the years ended December 31, 2022 and 2021.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is generally computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Operating equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under finance leases	Lease term

Acquired property and equipment is depreciated on a straight-line basis over the respective estimated remaining useful lives.

Property and equipment consisted of the following as of December 31, 2023 and 2022 (in millions):

	2023	2022
Land and improvements	$ 71	$ 72
Real estate held for development and sale	—	19
Buildings and improvements	287	300
Operating equipment	894	873
Office furniture and equipment	142	130
Leasehold improvements	45	45
Automotive equipment	64	63
Finance lease assets	61	61
Construction in progress	93	74
	1,657	1,637
Less: accumulated depreciation	(965)	(909)
	$ 692	$ 728

5.   GOODWILL, INDEFINITE-LIVED INTANGIBLE ASSETS, AND OTHER INTANGIBLE ASSETS:

Goodwill, which arises from the purchase price exceeding the assigned value of the net assets of an acquired business, represents the value attributable to unidentifiable intangible elements being acquired. The change in the carrying amount of goodwill at December 31, 2023 and 2022 was as follows (in millions):

	Local media		Other		Consolidated
Balance at December 31, 2021	$	2,016	$	72	$ 2,088
Balance at December 31, 2022	$	2,016	$	72	$ 2,088
Disposition		—		(6)	(6)
Transferred to Ventures		—		(66)	(66)
Balance at December 31, 2023	$	2,016	$	—	$ 2,016

SBG's accumulated goodwill impairment was $3,029 million as of both December 31, 2023 and 2022.

For SBG's annual goodwill impairment tests related to its local media reporting unit in 2023, its other reporting units in 2022, and its local media and other reporting units in 2021, SBG concluded that it was more-likely-than-not that goodwill was not impaired for the reporting units in which we performed a qualitative assessment. The qualitative factors reviewed during SBG's annual assessments indicated stable or improving margins and favorable or stable forecasted economic conditions including stable discount rates and comparable or improving business multiples. Additionally, the results of prior quantitative assessments supported significant excess fair value over carrying value of SBG's reporting units. SBG did not have any indicators of impairment in any interim period in 2023 or 2022, and therefore did not perform interim impairment tests for goodwill during those periods.

For SBG's annual goodwill impairment test related to its local media reporting unit in 2022, SBG elected to perform a quantitative assessment and concluded that its fair value substantially exceeded its carrying value. The key assumptions used to determine the fair value of SBG's local media reporting unit consisted primarily of significant unobservable inputs (Level 3 fair value inputs), including discount rates, estimated cash flows, profit margins, and growth rates. The discount rate used to determine the fair value of SBG's local media reporting unit is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television broadcasting company, and includes adjustments for market risk and company specific risk. Estimated cash flows are based upon internally developed estimates and growth rates and profit margins are based on market studies, industry knowledge, and historical performance.

As of December 31, 2023 and 2022, the carrying amount of SBG's indefinite-lived intangible assets was as follows (in millions):

	Local media		Other		Consolidated
Balance at December 31, 2021 (a)	$	123	$	27	$ 150
Balance at December 31, 2022 (a) (b)	$	123	$	27	$ 150
Transferred to Ventures		—		(27)	(27)
Balance at December 31, 2023 (a) (b)	$	123	$	—	$ 123

(a)   SBG's indefinite-lived intangible assets in its local media segment relate to broadcast licenses and SBG's indefinite-lived intangible assets in other relate to trade names.

(b)   Approximately $14 million of indefinite-lived intangible assets relate to consolidated VIEs as of December 31, 2023 and 2022.

SBG did not have any indicators of impairment for its indefinite-lived intangible assets in 2023 or 2022, and therefore did not perform interim impairment tests during those periods. SBG performed its annual impairment tests for indefinite-lived intangibles in 2023 and 2022 and as a result of its qualitative assessments, SBG recorded no impairment.

The following table shows the gross carrying amount and accumulated amortization of SBG's definite-lived intangibles (in millions):

	As of December 31, 2023		
	Gross Carrying Value	Accumulated Amortization	Net
Amortized intangible assets:			
Customer relationships (a)	$ 817	$ (579)	$ 238
Network affiliation	$ 1,435	$ (1,032)	$ 403
Other	21	(15)	6
Total other definite-lived intangible assets (a) (b)	$ 1,456	$ (1,047)	$ 409
Total definite-lived intangible assets	$ 2,273	$ (1,626)	$ 647

	As of December 31, 2022		
	Gross Carrying Value	Accumulated Amortization	Net
Amortized intangible assets:			
Customer relationships (c)	$ 1,103	$ (659)	$ 444
Network affiliation	$ 1,436	$ (948)	$ 488
Other	34	(20)	14
Total other definite-lived intangible assets (b) (c)	$ 1,470	$ (968)	$ 502
Total definite-lived intangible assets	$ 2,573	$ (1,627)	$ 946

(a) During 2023, $142 million of customer relationships and $7 million of other definite-lived intangible assets were transferred to Ventures as part of the Reorganization, as discussed in *Company Reorganization* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

(b) Approximately $33 million and $40 million of definite-lived intangible assets relate to consolidated VIEs as of December 31, 2023 and 2022, respectively.

(c) During 2022, SBG deconsolidated $3,330 million of customer relationships and $585 million of favorable sports contracts related to the Deconsolidation.

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over their estimated useful lives. The definite-lived intangible assets are amortized over a weighted average useful life of 14 years for customer relationships and 15 years for network affiliations. The amortization expense of the definite-lived intangible and other assets for the years ended December 31, 2023, 2022, and 2021 was $148 million, $225 million, and $554 million, respectively, of which $4 million and $77 million as of December 31, 2022 and 2021, respectively, was associated with the amortization of favorable sports contracts prior to the Deconsolidation and is presented within media programming and production expenses in SBG's statements of operations. SBG analyzes specific definite-lived intangibles for impairment when events occur that may impact their value in accordance with the respective accounting guidance for long-lived assets. There were no impairment charges recorded for the years ended December 31, 2023, 2022, and 2021, as there were no indicators of impairment.

The following table shows the estimated annual amortization expense of the definite-lived intangible assets for the next five years and thereafter (in millions):

2024	$ 129
2025	123
2026	122
2027	109
2028	83
2029 and thereafter	81
	$ 647

6.   OTHER ASSETS:

Other assets as of December 31, 2023 and 2022 consisted of the following (in millions):

	2023	2022
Equity method investments (a)	$ 1	$ 113
Other investments (a)	—	442
Note receivable (a)	—	193
Income tax receivable	131	131
Other	52	85
Total other assets	$ 184	$ 964

(a)   The note receivable, other investments, and certain of the equity method investments were transferred to Ventures as part of the Reorganization.

Equity Method Investments

Prior to the Reorganization, SBG had a portfolio of investments, including a number of entities that are primarily focused on the development of real estate and other media and non-media businesses. Subsequent to the Deconsolidation, SBG has an investment in DSIH that is accounted for under the equity method of accounting and, prior to the Deconsolidation, SBG had an investment in the YES Network. No investments were individually significant for the years ended December 31, 2023, 2022, and 2021.

Diamond Sports Intermediate Holdings LLC. Subsequent to the Deconsolidation, SBG's equity interest in DSIH is accounted for under the equity method of accounting. As of March 1, 2022, SBG reflected the investment in DSIH at fair value, which was determined to be nominal. For the year ended December 31, 2023, SBG recorded no equity method loss related to the investment because the carrying value of the investment is zero and SBG is not obligated to fund losses incurred by DSIH. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies*.

YES Network Investment. Prior to the Deconsolidation, SBG accounted for its investment in the YES Network as an equity method investment, which was recorded within other assets in SBG's consolidated balance sheets, and in which SBG's proportionate share of the net income generated by the investment was included within income from equity method investments in SBG's consolidated statements of operations. SBG recorded income of $10 million and $41 million related to its investment for the years ended December 31, 2022 and 2021, respectively.

Other Investments

 SBG's investments, excluding equity method investments, are accounted for at fair value or, in situations where fair value is not readily determinable, SBG has the option to value investments at cost plus observable changes in value, less impairment. Additionally, certain investments are measured at net asset value ("NAV").

All of the investments measured at fair value and NAV were transferred to Ventures as part of the Reorganization. As of December 31, 2022, SBG held $234 million in investments measured at fair value and $190 million in investments measured at NAV. SBG recognized a fair value adjustment loss of $73 million, a loss of $145 million, and a loss of $42 million during the years ended December 31, 2023, 2022, and 2021, respectively, associated with these securities, which is reflected in other expense, net in SBG's consolidated statements of operations.

All of the investments accounted for utilizing the measurement alternative were transferred to Ventures as part of the Reorganization. Investments accounted for utilizing the measurement alternative were $18 million, net of $7 million of cumulative impairments, as of December 31, 2022. SBG recorded a $6 million impairment related to one investment during the year ended December 31, 2023, which is reflected in other expense, net in SBG's consolidated statements of operations. SBG recorded no impairments related to these investments for the years ended December 31, 2022 and 2021.

As of December 31, 2022, SBG's unfunded commitments related to certain equity investments totaled $128 million, including $88 million related to investments measured at NAV.

Note Receivable

SBG was party to an Accounts Receivable Securitization Facility ("A/R Facility"), held by Diamond Sports Finance SPV, LLC ("DSPV"), an indirect wholly-owned subsidiary of DSIH. Subsequent to the Deconsolidation, transactions related to the A/R Facility are no longer intercompany transactions and, therefore, are reflected in SBG's consolidated financial statements. There was no outstanding balance as of December 31, 2023 and an outstanding balance of $193 million as of December 31, 2022, which is recorded within other assets in SBG's consolidated balance sheets. On May 10, 2023, DSPV paid SBG approximately $199 million, representing the aggregate outstanding principal amount of the loans under the A/R Facility, accrued interest, and outstanding fees and expenses. The loans under the A/R Facility and cash received were transferred to Ventures as part of the Reorganization.

7. NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Notes payable, finance leases, and commercial bank financing (including "finance leases to affiliates") consisted of the following as of December 31, 2023 and 2022 (in millions):

	2023	2022
Bank Credit Agreement:		
Term Loan B-2, due September 30, 2026 (a)	$ 1,215	$ 1,258
Term Loan B-3, due April 1, 2028	722	729
Term Loan B-4, due April 21, 2029	739	746
STG Notes (b):		
5.125% Unsecured Notes, due February 15, 2027	274	282
5.500% Unsecured Notes, due March 1, 2030	485	500
4.125% Senior Secured Notes, due December 1, 2030	737	750
Debt of variable interest entities	7	8
Debt of non-media subsidiaries	—	16
Finance leases	20	23
Finance leases - affiliate	7	9
Total outstanding principal	4,206	4,321
Less: Deferred financing costs and discounts	(46)	(56)
Less: Current portion	(34)	(35)
Less: Finance leases - affiliate, current portion	(2)	(3)
Net carrying value of long-term debt	$ 4,124	$ 4,227

(a) During the year ended December 31, 2023, STG repurchased $30 million aggregate principal amount of the Term Loan B-2 for consideration of $26 million. See *Bank Credit Agreement* below.

(b) During the year ended December 31, 2023, STG purchased $7 million, $15 million, and $13 million aggregate principal amount of the 5.125% Senior Notes due 2027 (the "5.125% Notes"), the 5.500% Senior Notes due 2030 (the "5.500% Notes"), and the 4.125% Senior Secured Notes due 2030 (the "4.125% Notes" and, collectively with the 5.125% Notes and 5.500% Notes, the notes are referred to as the "STG Notes"), respectively, in open market transactions for consideration of $6 million, $8 million, and $8 million, respectively. The STG Notes acquired during the year ended December 31, 2023 were canceled immediately following their acquisition. See *STG Notes* below.

Debt under the Bank Credit Agreement, notes payable, and finance leases as of December 31, 2023 matures as follows (in millions):

	Notes and Bank Credit Agreement	Finance Leases	Total
2024	$ 31	$ 7	$ 38
2025	28	7	35
2026	1,204	7	1,211
2027	292	4	296
2028	699	2	701
2029 and thereafter	1,925	5	1,930
Total minimum payments	4,179	32	4,211
Less: Deferred financing costs and discounts	(46)	—	(46)
Less: Amount representing future interest	—	(5)	(5)
Net carrying value of total debt	$ 4,133	$ 27	$ 4,160

Interest expense in SBG's consolidated statements of operations was $305 million, $296 million, and $618 million for the years ended December 31, 2023, 2022, and 2021, respectively. Interest expense included amortization of deferred financing costs, debt discounts, and premiums of $10 million, $12 million, and $30 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The stated and weighted average effective interest rates on the above obligations are as follows, for the years ended December 31, 2023 and 2022:

	Stated Rate	Weighted Average Effective Rate	
		2023	2022
Bank Credit Agreement:			
Term Loan B-2 (a)	SOFR plus 2.50%	**7.98%**	4.62%
Term Loan B-3 (a)	SOFR plus 3.00%	**8.35%**	4.88%
Term Loan B-4 (b)	SOFR plus 3.75%	**9.77%**	8.21%
Revolving Credit Facility (b) (c)	SOFR plus 2.00%	**—%**	—%
STG Notes:			
5.125% Unsecured Notes	5.13%	**5.33%**	5.33%
5.500% Unsecured Notes	5.50%	**5.66%**	5.66%
4.125% Secured Notes	4.13%	**4.31%**	4.31%

(a)   The STG Term Loan B-2 converted to using the Secured Overnight Financing Rate ("SOFR") upon the complete phase-out of LIBOR on June 30, 2023 and was subject to customary credit spread adjustments set at the time of the rate conversion. The STG Term Loan B-3 has LIBOR to SOFR conversion terms, including the applicable credit spread adjustments, built into the existing agreement.

(b)   Interest rate terms on the STG Term Loan B-4 and revolving credit facility include additional customary credit spread adjustments.

(c)   STG incurs a commitment fee on undrawn capacity of 0.25%, 0.375%, or 0.50% if the first lien indebtedness ratio (as defined in the Bank Credit Agreement) is less than or equal to 2.75x, less than or equal to 3.0x but greater than 2.75x, or greater than 3.0x, respectively. The revolving credit facility is priced at SOFR plus 2.00%, subject to decrease if the specified first lien leverage ratio (as defined in the Bank Credit Agreement) is less than or equal to certain levels. As of December 31, 2023 and 2022, there were no outstanding borrowings, $1 million in letters of credit outstanding, and $649 million available under the revolving credit facility and the revolving credit facility matures on December 4, 2025. See *Bank Credit Agreement* below for further information.

SBG recorded a $23 million original issuance discount during the year ended December 31, 2022 and $4 million of debt issuance costs during the year ended December 31, 2021. Debt issuance costs and original issuance discounts and premiums are presented as a direct deduction from, or addition to, the carrying amount of an associated debt liability, except for debt issuance costs related to the revolving credit facility, which are presented within other assets in SBG's consolidated balance sheets.

Bank Credit Agreement

STG, a wholly owned subsidiary of SBG, has a syndicated credit facility which includes both revolving credit and issued term loans (the "Bank Credit Agreement").

The Bank Credit Agreement includes a financial maintenance covenant, the first lien leverage ratio (as defined in the Bank Credit Agreement), which requires such ratio not to exceed 4.5x, measured as of the end of each fiscal quarter. As of December 31, 2023, the STG first lien leverage ratio was below 4.5x. The financial maintenance covenant is only applicable if 35% or more of the capacity (as a percentage of total commitments) under the revolving credit facility, measured as of the last day of each quarter, is utilized under the revolving credit facility as of such date. Since there was no utilization under the revolving credit facility as of December 31, 2023, STG was not subject to the financial maintenance covenant under the Bank Credit Agreement. The Bank Credit Agreement contains other restrictions and covenants with which STG was in compliance as of December 31, 2023.

On April 1, 2021, STG amended the Bank Credit Agreement to raise additional term loans in an aggregate principal amount of $740 million ("Term Loan B-3"), with an original issuance discount of $4 million, the proceeds of which were used to refinance a portion of the Term Loan B-1 maturing in January 2024. The Term Loan B-3 matures in April 2028 and bears interest at SOFR plus 3.00%.

On April 21, 2022, STG entered into the Fourth Amendment (the "Fourth Amendment") to the Bank Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, the guarantors party thereto (the "Guarantors") and the lenders and other parties thereto.

Pursuant to the Fourth Amendment, STG raised Term B-4 Loans (as defined in the Bank Credit Agreement) in an aggregate principal amount of $750 million, which mature on April 21, 2029 (the "Term Loan B-4"). The Term Loan B-4 was issued at 97% of par and bears interest, at STG's option, at Term SOFR plus 3.75% (subject to customary credit spread adjustments) or base rate plus 2.75%. The proceeds from the Term Loan B-4 were used to refinance all of STG's outstanding Term Loan B-1 due January 2024 and to redeem STG's outstanding 5.875% senior notes due 2026. In addition, the maturity of $612.5 million of the total $650 million of revolving commitments under the Bank Credit Agreement were extended to April 21, 2027, with the remaining $37.5 million continuing to mature on December 4, 2025. For the year ended December 31, 2022, SBG capitalized an original issuance discount of $23 million associated with the issuance of the Term Loan B-4, which is reflected as a reduction to the outstanding debt balance and will be recognized as interest expense over the term of the outstanding debt utilizing the effective interest method. SBG recognized a loss on extinguishment of $10 million for the year ended December 31, 2022.

The Term Loan B-2, Term Loan B-3, and Term Loan B-4 amortize in equal quarterly installments in an aggregate amount equal to 1% of the original amount of such term loan, with the balance being payable on the maturity date.

During the year ended December 31, 2023, STG repurchased $30 million aggregate principal amount of the Term Loan B-2 for consideration of $26 million. SBG recognized a gain on extinguishment of $3 million for the year ended December 31, 2023.

In January 2024, STG repurchased $27 million aggregate principal amount of the Term Loan B-2 for consideration of $25 million.

STG Notes

During the year ended December 31, 2022, STG purchased $118 million aggregate principal amount of the 5.125% Notes in open market transactions for consideration of $104 million. The 5.125% Notes acquired during the year ended December 31, 2022 were canceled immediately following their acquisition. SBG recognized a gain on extinguishment of the 5.125% Notes of $13 million for the year ended December 31, 2022.

During the year ended December 31, 2023, STG purchased $7 million, $15 million, and $13 million aggregate principal amount of the 5.125% Notes, the 5.500% Notes, and the 4.125% Notes, respectively, in open market transactions for consideration of $6 million, $8 million, and $8 million, respectively. The STG Notes acquired during the year ended December 31, 2023 were canceled immediately following their acquisition. SBG recognized a gain on extinguishment of the STG Notes of $12 million for the year ended December 31, 2023.

The price at which STG may redeem the STG Notes is set forth in the respective indenture of the STG Notes. Also, if SBG sells certain assets or experiences specific kinds of changes of control, the holders of these STG Notes may require SBG to repurchase some or all of the outstanding STG Notes.

Debt of Variable Interest Entities and Guarantees of Third-party Obligations

SBG jointly, severally, unconditionally, and irrevocably guaranteed $2 million of debt of certain third parties as of both December 31, 2023 and 2022, all of which related to consolidated VIEs is included in our consolidated balance sheets. SBG provides a guarantee of certain obligations of a regional sports network subject to a maximum annual amount of $117 million with annual escalations of 4% for the next five years. As of December 31, 2023, SBG has determined that it is not probable that SBG would have to perform under any of these guarantees.

Interest Rate Swap

During the year ended December 31, 2023, we entered into an interest rate swap effective February 7, 2023 and terminating on February 28, 2026 in order to manage a portion of our exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.9%, and we receive a floating rate of interest based on SOFR. See *Hedge Accounting* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies* for further discussion. As of December 31, 2023, the fair value of the interest rate swap was an asset of $1 million, which is recorded in other assets in SBG's consolidated balance sheets.

Finance Leases

For more information related to our finance leases and affiliate finance leases see *Note 8. Leases* and *Note 14. Related Person Transactions*, respectively.

8.   LEASES:

SBG determines if a contractual arrangement is a lease at inception. SBG's lease arrangements provide SBG the right to utilize certain specified tangible assets for a period of time in exchange for consideration. SBG's leases primarily relate to building space, tower space, and equipment. SBG does not separate non-lease components from building and tower leases for the purposes of measuring lease liabilities and assets. SBG's leases consist of operating leases and finance leases which are presented separately in SBG's consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

SBG recognizes a lease liability and a right of use asset at the lease commencement date based on the present value of the future lease payments over the lease term discounted using SBG's incremental borrowing rate. Implicit interest rates within SBG's lease arrangements are rarely determinable. Right of use assets also include, if applicable, prepaid lease payments and initial direct costs, less incentives received.

SBG recognizes operating lease expense on a straight-line basis over the term of the lease within operating expenses. Expense associated with SBG's finance leases consists of two components, including interest on outstanding finance lease obligations and amortization of the related right of use assets. The interest component is recorded in interest expense and amortization of the finance lease asset is recognized on a straight-line basis over the term of the lease in depreciation of property and equipment.

SBG's leases do not contain any material residual value guarantees or material restrictive covenants. Some of SBG's leases include optional renewal periods or termination provisions which SBG assess at inception to determine the term of the lease, subject to reassessment in certain circumstances.

The following table presents lease expense SBG has recorded in SBG's consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023		2022		2021
Finance lease expense:					
Amortization of finance lease asset	$	4	$	3	$	3
Interest on lease liabilities		2		3		3
Total finance lease expense		6		6		6
Operating lease expense (a)		38		41		60
Total lease expense	$	44	$	47	$	66

(a)   Includes variable lease expense of $6 million for the year ended December 31, 2023 and $7 million for each of the years ended December 31, 2022 and 2021 and short-term lease expense of $1 million for the year ended December 31 2021.

The following table summarizes SBG's outstanding operating and finance lease obligations as of December 31, 2023 (in millions):

	Operating Leases		Finance Leases		Total
2024	$	31	$	7	$	38
2025		30		7		37
2026		29		7		36
2027		28		4		32
2028		24		2		26
2029 and thereafter		78		5		83
Total undiscounted obligations		220		32		252
Less imputed interest		(47)		(5)		(52)
Present value of lease obligations	$	173	$	27	$	200

The following table summarizes supplemental balance sheet information related to leases as of December 31, 2023 and December 31, 2022 (in millions, except lease term and discount rate):

| | 2023 | | 2022 | |
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Lease assets, non-current	$ 142	$ 12 (a)	$ 145	$ 16 (a)
Lease liabilities, current	$ 21	$ 6	$ 23	$ 6
Lease liabilities, non-current	152	21	154	26
Total lease liabilities	$ 173	$ 27	$ 177	$ 32
Weighted average remaining lease term (in years)	7.85	5.26	8.68	5.76
Weighted average discount rate	6.2 %	7.9 %	5.8 %	8.0 %

(a) Finance lease assets are reflected in property and equipment, net in SBG's consolidated balance sheets.

The following table presents other information related to SBG's leases for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 33	$ 35	$ 52
Operating cash flows from finance leases	$ 2	$ 3	$ 3
Financing cash flows from finance leases	$ 7	$ 6	$ 5
Leased assets obtained in exchange for new operating lease liabilities	$ 25	$ 15	$ 50
Leased assets obtained in exchange for new finance lease liabilities	$ —	$ 1	$ 4

9. PROGRAM CONTRACTS:

Future payments required under television program contracts as of December 31, 2023 were as follows (in millions):

2024	$ 76
2025	9
2026	5
Total	90
Less: Current portion	(76)
Long-term portion of program contracts payable	$ 14

Each future period's film liability includes contractual amounts owed, but what is contractually owed does not necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag. Included in the current portion amount are payments due in arrears of $13 million. In addition, we have entered into non-cancelable commitments for future television program rights aggregating to $14 million as of December 31, 2023.

10. REDEEMABLE NONCONTROLLING INTERESTS:

SBG accounts for redeemable noncontrolling interests in accordance with ASC 480, *Distinguishing Liabilities from Equity*, and classifies them as mezzanine equity in SBG's consolidated balance sheets because their possible redemption is outside of the SBG's control. SBG's redeemable non-controlling interests consist of the following:

Redeemable Subsidiary Preferred Equity

On August 23, 2019, Diamond Sports Holdings, LLC ("DSH"), an indirect parent of DSG and indirect wholly-owned subsidiary of the Company, issued preferred equity ("the Redeemable Subsidiary Preferred Equity").

On February 10, 2023, SBG purchased the remaining 175,000 units of the Redeemable Subsidiary Preferred Equity for an aggregate purchase price of $190 million representing 95% of the sum of the remaining unreturned capital contribution of $175 million, and accrued and unpaid dividends up to, but not including, the date of purchase. SBG redeemed no Redeemable Subsidiary Preferred Equity during the years ended December 31, 2022 and 2021.

Dividends accrued during the years ended December 31, 2023, 2022, and 2021 were $3 million, $13 million, and $14 million, respectively, and are reflected in net loss (income) attributable to redeemable noncontrolling interests in SBG's consolidated statements of operations. Dividends accrued during 2023, 2022, and the 2nd, 3rd, and 4th quarters of 2021 were paid in kind and added to the liquidation preference. The balance, net of issuance costs, and the liquidation preference of the Redeemable Subsidiary Preferred Equity was $194 million and $198 million, respectively, as of December 31, 2022.

11.   INCOME TAXES:

The provision (benefit) for income taxes consisted of the following for the years ended December 31, 2023, 2022, and 2021 (in millions):

	2023	2022	2021
Current provision (benefit) for income taxes:			
Federal	$ 5	$ 6	$ (78)
State	(5)	3	2
	—	9	(76)
Deferred (benefit) provision for income taxes:			
Federal	(331)	868	(93)
State	(28)	36	(4)
	(359)	904	(97)
(Benefit) provision for income taxes	$ (359)	$ 913	$ (173)

The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision:

	2023	2022	2021
Federal statutory rate	21.0 %	21.0 %	21.0 %
Adjustments:			
State income taxes, net of federal tax benefit (a)	4.7 %	2.0 %	(4.2)%
Valuation allowance (b)	33.5 %	1.6 %	(1.5)%
Noncontrolling interest (c)	0.5 %	0.2 %	2.6 %
Federal tax credits (d)	0.6 %	(0.2)%	10.6 %
Net Operating Loss Carryback (e)	— %	— %	7.5 %
Other	(0.9)%	0.7 %	(1.3)%
Effective income tax rate	59.4 %	25.3 %	34.7 %

(a) Included in state income taxes are deferred income tax effects related to certain acquisitions, intercompany mergers, tax elections, law changes and/or impact of changes in apportionment.

(b) SBG's 2023 income tax provision includes a $212 million decrease related to the release of valuation allowance associated with the federal interest expense carryforwards under the IRC Section 163(j). SBG's 2022 income tax provision includes a net $56 million addition related to an increase in valuation allowance associated with the federal interest expense carryforwards under the IRC Section 163(j) and primarily offset by a decrease in valuation allowance on certain state deferred tax assets resulting from the Deconsolidation of Diamond. SBG's 2021 income tax provision includes a net $8 million addition related to an increase in valuation allowance associated with the federal interest expense carryforwards under the IRC Section 163(j) and primarily offset by a decrease in valuation allowance on certain state deferred tax assets as a result of the changes in estimate of the state apportionment.

(c) SBG's 2023, 2022, and 2021 income tax provisions include a $3 million benefit, a $9 million expense, and a $13 million benefit, respectively, related to noncontrolling interest of various partnerships.

(d) SBG's 2021 income tax provision included a benefit of $40 million related to investments in sustainability initiatives whose activities qualify for federal income tax credits through 2021.

(e) SBG's 2021 income tax provision included a benefit of $38 million as result of the CARES Act allowing for the 2020 federal net operating loss to be carried back to the pre-2018 years when the federal tax rate was 35%.

Temporary differences between the financial reporting carrying amounts and the tax bases of assets and liabilities give rise to deferred taxes. Total deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022 were as follows (in millions):

	2023	2022
Deferred Tax Assets:		
Net operating losses:		
Federal	$ 97	$ 14
State	152	131
IRC Section 163(j) interest expense carryforward	93	212
Investment in Bally's securities	6	70
Tax Credits	87	79
Other	112	98
	547	604
Valuation allowance for deferred tax assets	(113)	(312)
Total deferred tax assets	$ 434	$ 292
Deferred Tax Liabilities:		
Goodwill and intangible assets	$ (334)	$ (384)
Property & equipment, net	(98)	(110)
Investment in DSIH	(250)	(356)
Other	(35)	(52)
Total deferred tax liabilities	(717)	(902)
Net deferred tax liabilities	$ (283)	$ (610)

At December 31, 2023, SBG had approximately $462 million and $3,222 million of gross federal and state net operating losses, respectively. Except for those without an expiration date, these losses will expire during various years from 2024 to 2043, and some of them are subject to annual limitations under the IRC Section 382 and similar state provisions. As discussed in *Income taxes* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies*, SBG establishes valuation allowance in accordance with the guidance related to accounting for income taxes. As of December 31, 2023, a valuation allowance has been provided for deferred tax assets related to certain temporary basis differences and a substantial portion of SBG's available state net operating loss carryforwards based on past operating results, expected timing of the reversals of existing temporary basis differences, alternative tax strategies, current and cumulative losses, and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, SBG believes it is more likely than not that they will be realized in the future. During the year ended December 31, 2023, SBG decreased its valuation allowance by $199 million to $113 million. The decrease was primarily due to the release of valuation allowance related to interest expense carryforwards under the IRC Section 163(j) offset by a change in judgement in the realizability of certain state deferred tax assets. During the year ended December 31, 2022, SBG increased its valuation allowance by $56 million to $312 million. The increase was primarily due to uncertainty in the realizability of deferred tax assets related to interest expense carryforwards under the IRC Section 163(j), offset by a change in judgement in the realizability of certain state deferred tax assets.

The following table summarizes the activity related to SBG's accrued unrecognized tax benefits (in millions):

	2023	2022	2021
Balance at January 1,	$ 17	$ 15	$ 11
Additions related to prior year tax positions	—	2	1
Additions related to current year tax positions	1	1	3
Reductions related to positions transferred to Ventures	(2)	—	—
Reductions related to settlements with taxing authorities	(2)	—	—
Reductions related to expiration of the applicable statute of limitations	(2)	(1)	—
Balance at December 31,	$ 12	$ 17	$ 15

As of 2023, SBG is a subsidiary of Sinclair and is subject to U.S. federal income tax as part of the consolidated return. SBG is also subject to income tax of multiple state jurisdictions. SBG's 2014 through 2020 federal tax returns are currently under audit, and several of SBG's subsidiaries are currently under state examinations for various years. SBG does not anticipate that resolution of these matters will result in a material change to SBG's financial statements. In addition, SBG believes that its liability for unrecognized tax benefits could be reduced by up to $1 million, in the next twelve months, as a result of expected statute of limitations expirations and resolution of examination issues and settlements with tax authorities.

12.   COMMITMENTS AND CONTINGENCIES:

Litigation

SBG is party to lawsuits, claims, and regulatory matters from time to time in the ordinary course of business. Actions currently pending are in various stages and no material judgments or decisions have been rendered by hearing boards or courts in connection with such actions. Except as noted below, SBG does not believe the outcome of these matters, individually or in the aggregate, will have a material effect on SBG's financial statements.

FCC Litigation Matters. On May 22, 2020, the Federal Communications Commission ("FCC") released an Order and Consent Decree pursuant to which the Company agreed to pay $48 million to resolve the matters covered by a Notice of Apparent Liability for Forfeiture ("NAL") issued in December 2017 proposing a $13 million fine for alleged violations of the FCC's sponsorship identification rules by the Company and certain of its subsidiaries, the FCC's investigation of the allegations raised in the Hearing Designation Order issued in connection with the Company's proposed acquisition of Tribune, and a retransmission related matter. The Company submitted the $48 million payment on August 19, 2020. As part of the consent decree, the Company also agreed to implement a 4-year compliance plan. Two petitions were filed on June 8, 2020 seeking reconsideration of the Order and Consent Decree. The Company filed an opposition to the petitions on June 18, 2020, and the petitions remain pending.

On September 1, 2020, one of the individuals who filed a petition for reconsideration of the Order and Consent Decree filed a petition to deny the license renewal application of WBFF(TV), Baltimore, MD, and the license renewal applications of two other Baltimore, MD stations with which the Company has a JSA or LMA, Deerfield Media station WUTB(TV) and Cunningham Broadcasting Corporation ("Cunningham") station WNUV(TV). The Company filed an opposition to the petition on October 1, 2020. On January 18, 2024, a motion was filed to request substitution of the petitioner, who is deceased. On January 29, 2024, the Company filed (1) an opposition to the motion for substitution and (2) a motion to dismiss the petition to deny the renewal applications. An opposition was filed to the motion to dismiss on February 5, 2024, and the Company timely filed its reply on February 13, 2024, and the matter remains pending.

On September 2, 2020, the FCC adopted a Memorandum Opinion and Order and NAL against the licensees of several stations with whom the Company has LMAs, JSAs, and/or SSAs in response to a complaint regarding those stations' retransmission consent negotiations. The NAL proposed a $0.5 million penalty for each station, totaling $9 million. The licensees filed a response to the NAL on October 15, 2020, asking the Commission to dismiss the proceeding or, alternatively, to reduce the proposed forfeiture to $25,000 per station. On July 28, 2021, the FCC issued a forfeiture order in which the $0.5 million penalty was upheld for all but one station. A Petition for Reconsideration of the forfeiture order was filed on August 7, 2021. On March 14, 2022, the FCC released a Memorandum Opinion and Order and Order on Reconsideration, reaffirming the forfeiture order and dismissing (and in the alternative, denying) the Petition for Reconsideration. The Company is not a party to this forfeiture order; however, SBG's consolidated financial statements include an accrual of additional expenses of $8 million for the above legal matters during the year ended December 31, 2021, as SBG consolidates these stations as VIEs.

On September 21, 2022, the FCC released an NAL against the licensees of a number of stations, including 83 SBG stations and several stations with whom SBG has LMAs, JSAs, and/or SSAs, for violation of the FCC's limitations on commercial matter in children's television programming related to KidsClick network programming distributed by the Company in 2018. The NAL proposed a fine of $2.7 million against the Company, and fines ranging from $20,000 to $26,000 per station for the other licensees, including the LMA, JSA, and/or SSA stations, for a total of $3.4 million. As of December 31, 2023, SBG has accrued $3.4 million. On October 21, 2022, the Company filed a written response seeking reduction of the proposed fine amount, and the matter remains pending.

Other Litigation Matters. On November 6, 2018, the Company agreed to enter into a proposed consent decree with the Department of Justice ("DOJ"). This consent decree resolves the DOJ's investigation into the sharing of pacing information among certain stations in some local markets. The DOJ filed the consent decree and related documents in the U.S. District Court for the District of Columbia on November 13, 2018. The U.S. District Court for the District of Columbia entered the consent decree on May 22, 2019. The consent decree is not an admission of any wrongdoing by the Company and does not subject the Company to any monetary damages or penalties. The Company believes that even if the pacing information was shared as alleged, it would not have impacted any pricing of advertisements or the competitive nature of the market. The consent decree requires the Company to adopt certain antitrust compliance measures, including the appointment of an Antitrust Compliance Officer, consistent with what the DOJ has required in previous consent decrees in other industries. The consent decree also requires the Company's stations not to exchange pacing and certain other information with other stations in their local markets, which the Company's management had already instructed them not to do.

The Company is aware of twenty-two putative class action lawsuits that were filed against the Company following published reports of the DOJ investigation into the exchange of pacing data within the industry. On October 3, 2018, these lawsuits were consolidated in the Northern District of Illinois. The consolidated action alleges that the Company and thirteen other broadcasters conspired to fix prices for commercials to be aired on broadcast television stations throughout the United States and engaged in unlawful information sharing, in violation of the Sherman Antitrust Act. The consolidated action seeks damages, attorneys' fees, costs and interest, as well as injunctions against adopting practices or plans that would restrain competition in the ways the plaintiffs have alleged. The Court denied the defendants' motion to dismiss on November 6, 2020. Discovery commenced shortly after that and is continuing. Under the current schedule set by the Court, fact discovery is scheduled to close 90 days after a Special Master completes his review of the plaintiffs' objections to the defendant's privilege claims. That privilege review is ongoing. On August 18, 2023, the defendants filed objections to the Special Master's First Report and Recommendations with the Court. The Court overruled the defendants' objections on January 31, 2024. The Special Master has not indicated when he expects to complete his privilege review. On December 8, 2023, the Court granted final approval of the settlements the plaintiffs had reached with four of the original defendants (CBS, Fox, Cox Media, and ShareBuilders), who agreed to pay a total of $48 million to settle the plaintiffs' claims against them. The Company and the other non-settling defendants continue to believe the lawsuits are without merit and intend to vigorously defend themselves against all such claims.

On July 19, 2023, as part of the ongoing bankruptcy proceedings of DSG, an independently managed and unconsolidated subsidiary of Sinclair, DSG and its wholly-owned subsidiary, Diamond Sports Net, LLC, filed a complaint (the "DSG Litigation"), under seal, in the United States Bankruptcy Court for the Southern District of Texas naming certain subsidiaries of Sinclair, including SBG and STG, David D. Smith, Sinclair's Executive Chairman, Christopher S. Ripley, Sinclair's President and Chief Executive Officer, Lucy A. Rutishauser, Sinclair's Executive Vice President & Chief Financial Officer, and Scott Shapiro, Sinclair's Executive Vice President, Corporate Development and Strategy, as defendants.

In the complaint, plaintiffs challenge a series of transactions involving SBG and certain of its subsidiaries, on the one hand, and DSG and its subsidiaries, on the other hand, since SBG acquired the former Fox Sports regional sports networks from The Walt Disney Company in August 2019. The complaint alleges, among other things, that the management services agreement (the "MSA") entered into by STG and DSG was not fair to DSG and was designed to benefit STG and SBG; that the Bally's Corporation ("Bally's") transaction in November 2020 through which Bally's acquired naming rights to certain regional sports networks was not fair to DSG and was designed to benefit STG and SBG; and that certain distributions made by DSG that were used to pay down preferred equity of DSH, were inappropriate and were conducted at a time when DSG was insolvent. The complaint alleges that SBG and its subsidiaries (other than DSG and its subsidiaries) received payments or indirect benefits of approximately $1.5 billion as a result of the alleged misconduct. The complaint asserts a variety of claims, including certain fraudulent transfers of assets, unlawful distributions and payments, breaches of contracts, unjust enrichment and breaches of fiduciary duties. The plaintiffs are seeking, among other relief, avoidance of fraudulent transfers and unlawful distributions, and unspecified monetary damages to be determined. The defendants believe the allegations in this lawsuit are without merit and intend to vigorously defend against plaintiffs' claims.

On January 17, 2024, Sinclair announced that it had agreed, subject to definitive documentation and final court approval, to a global settlement and release of all claims associated with the Diamond Litigation, which settlement includes an amendment to the MSA. The settlement terms include, among other things, DSG's dismissal with prejudice of its $1.5 billion litigation against Sinclair and all other defendants, along with the full and final satisfaction and release of all claims in that litigation against all defendants, including Sinclair and its subsidiaries, in exchange for Sinclair's cash payment to DSG of $495 million. The cash payment will be funded by cash on hand at Ventures and STG, and/or a loan backed by Ventures. Under the terms of the settlement, Sinclair will provide transition services to DSG to allow DSG to become a self-standing entity going forward. As of December 31, 2023, we have accrued $495 million, exclusive of any potential offsetting benefits to be received, related to the above matter, which is recorded within accounts payable and accrued liabilities in SBG's consolidated balance sheets and corporate general and administrative expenses in in SBG's consolidated statements of operations.

The settlement is subject to definitive documentation. On February 26, 2024, the court approved the settlement, subject to Sinclair and DSG completing definitive documentation.

Sinclair has entered into the settlement, without admitting any fault or wrongdoing. If the settlement does not receive final court approval, Sinclair remains committed to vigorously defending against the claims asserted in the litigation.

Changes in the Rules of Television Ownership, Local Marketing Agreements, Joint Sales Agreements, Retransmission Consent Negotiations, and National Ownership Cap

Certain of SBG's stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the latter licensee's ultimate editorial and other controls. SBG believes these arrangements allow it to reduce SBG's operating expenses and enhance profitability.

In 1999, the FCC established a local television ownership rule that made certain LMAs attributable. The FCC adopted policies to exempt from attribution "legacy" LMAs that were entered into prior to November 5, 1996 and permitted the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of legacy LMAs and assess the appropriateness of extending the exemption periods. The FCC did not initiate any review of legacy LMAs in 2004 or as part of its subsequent quadrennial reviews. SBG does not know when, or if, the FCC will conduct any such review of legacy LMAs. Currently, all of SBG's LMAs are exempt from attribution under the local television ownership rule because they were entered into prior to November 5, 1996. If the FCC were to eliminate the exemption for these LMAs, SBG would have to terminate or modify these LMAs.

In September 2015, the FCC released a Notice of Proposed Rulemaking in response to a Congressional directive in STELAR to examine the "totality of the circumstances test" for good-faith negotiations of retransmission consent. The proposed rulemaking seeks comment on new factors and evidence to consider in its evaluation of claims of bad faith negotiation, including service interruptions prior to a "marquee sports or entertainment event," restrictions on online access to broadcast programming during negotiation impasses, broadcasters' ability to offer bundles of broadcast signals with other broadcast stations or cable networks, and broadcasters' ability to invoke the FCC's exclusivity rules during service interruptions. On July 14, 2016, the FCC's Chairman at the time announced that the FCC would not, at that time, proceed to adopt additional rules governing good faith negotiations of retransmission consent but did not formally terminate the rulemaking. No formal action has yet been taken on this Proposed Rulemaking, and SBG cannot predict if the FCC will terminate the rulemaking or take other action.

On November 20, 2017, the FCC released an Ownership Order on Reconsideration that eliminated or revised several media ownership rules. Among other things, the Order on Reconsideration (1) retained the "Top-Four Prohibition" (which generally restricts common ownership of two top-four rated stations in a market) but introduced a process by which entities could seek a waiver of the Top-Four Prohibition on a case-by-case basis; (2) eliminated the "Eight-Voices Test" that previously allowed common ownership of two stations in a single market only if eight or more independently-owned television stations would remain in the market (allowing common ownership of up to two stations in a market as long as such ownership does not violate the Top-Four Prohibition), and (3) eliminated the JSA attribution rule. The Ownership Order on Reconsideration was vacated and remanded by the U.S. Court of Appeals for the Third Circuit in September 2019, but the Supreme Court ultimately reversed the Third Circuit's decision on April 1, 2021 and the Ownership Order on Reconsideration became effective on June 30, 2021.

On December 18, 2017, the FCC released a Notice of Proposed Rulemaking to examine the FCC's national ownership cap, including the UHF discount. The UHF discount allows television station owners to discount the coverage of UHF stations when calculating compliance with the FCC's national ownership cap, which prohibits a single entity from owning television stations that reach, in total, more than 39% of all the television households in the nation. All but 34 of the stations SBG currently owns and operates, or to which SBG provides programming services are UHF. SBG cannot predict the outcome of the rulemaking proceeding. With the application of the UHF discount counting all of SBG's present stations SBG reaches approximately 24% of U.S. households. Changes to the national ownership cap could limit SBG's ability to make television station acquisitions.

On December 13, 2018, the FCC released a Notice of Proposed Rulemaking to initiate the 2018 Quadrennial Regulatory Review of the FCC's broadcast ownership rules. With respect to the local television ownership rule specifically, among other things, the Notice of Proposed Rulemaking sought comment on possible modifications to the rule's operation, including the relevant product market, the numerical limit, the Top-Four Prohibition; and the implications of multicasting, satellite stations, low power television ("LPTV") stations and the Next Generation broadcasting standard. On December 22, 2023, the FCC completed its 2018 Quadrennial Regulatory Review (the "2018 Ownership Order"). The 2018 Ownership Order declined to loosen or eliminate any of the existing television ownership rules and expanded the Top-Four Prohibition to multicast streams and LPTV stations, each of which were not previously considered as part of the local television ownership rules. The expanded rule prohibits a broadcaster with a top-four-rated television station from acquiring the network affiliation of another top-four rated station in the market and airing that second top-four network on a multicast stream or commonly owned LPTV station under certain circumstances. Affiliation arrangements existing as of the release of the 2018 Ownership Order that would otherwise violate the expanded Top-Four Prohibition will not be subject to divestiture, but such arrangements will not be transferrable or assignable. The 2018 Ownership Order also revised the methodology for determining whether a station is rated among the top-four stations in the market, retained the SSA disclosure requirement, and declined to attribute SSAs or JSAs. The 2018 Ownership Order's expansion of the Top-Four Prohibition to multicast streams and LPTV stations may affect the Company's ability to acquire programming or to sell or acquire stations due to the need to divest grandfathered affiliations.

On December 22, 2022, the FCC released a Public Notice to initiate the 2022 Quadrennial Regulatory Review, seeking comment on the Local Radio Ownership Rule, the Local Television Ownership Rule, and the Dual Network Rule and the proceeding remains pending. We cannot predict the outcome of that rulemaking proceeding. Changes to these rules could impact our ability to make radio or television station acquisitions.

13. VARIABLE INTEREST ENTITIES:

Certain of SBG's stations provide services to other station owners within the same respective market through agreements, such as LMAs, where SBG provides programming, sales, operational, and administrative services, and JSAs and SSAs, where SBG provides non-programming, sales, operational, and administrative services. In certain cases, SBG has also entered into purchase agreements or options to purchase the license related assets of the licensee. SBG typically owns the majority of the non-license assets of the stations, and in some cases where the licensee acquired the license assets concurrent with SBG's acquisition of the non-license assets of the station, SBG has provided guarantees to the bank for the licensee's acquisition financing. The terms of the agreements vary, but generally have initial terms of over five years with several optional renewal terms. Based on the terms of the agreements and the significance of SBG's investment in the stations, SBG is the primary beneficiary when, subject to the ultimate control of the licensees, SBG has the power to direct the activities which significantly impact the economic performance of the VIE through the services SBG provides and SBG absorbs losses and returns that would be considered significant to the VIEs. The fees paid between SBG and the licensees pursuant to these arrangements are eliminated in consolidation.

A subsidiary of DSIH is a party to a joint venture associated with Marquee. Marquee is party to a long term telecast rights agreement which provides the rights to air certain live game telecasts and other content, which SBG guarantees. In connection with a prior acquisition, SBG became party to a joint venture associated with one other regional sports network. DSIH participated significantly in the economics and had the power to direct the activities which significantly impacted the economic performance of these regional sports networks, including sales and certain operational services. As of March 1, 2022, as a result of the Deconsolidation, SBG no longer consolidates these regional sports networks. See *Deconsolidation of Diamond Sports Intermediate Holdings LLC* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

The carrying amounts and classification of the assets and liabilities of the VIEs mentioned above which have been included in SBG's consolidated balance sheets as of December 31, 2023 and 2022 were as follows (in millions):

	2023	2022
ASSETS		
Current assets:		
Accounts receivable, net	23	47
Other current assets	3	3
Total current asset	26	50
Property and equipment, net	11	10
Goodwill and indefinite-lived intangible assets	15	15
Definite-lived intangible assets, net	33	40
Total assets	$ 85	$ 115
LIABILITIES		
Current liabilities:		
Total current liabilities	14	15
Long-term liabilities:		
Notes payable, finance leases, and commercial bank financing, less current portion	6	7
Program contracts payable, less current portion	—	1
Other long-term liabilities	3	3
Total liabilities	$ 23	$ 26

The amounts above represent the combined assets and liabilities of the VIEs described above, for which we are the primary beneficiary. Total liabilities associated with certain outsourcing agreements and purchase options with certain VIEs, which are excluded from above, were $130 million as of both December 31, 2023 and 2022, as these amounts are eliminated in consolidation. The assets of each of these consolidated VIEs can only be used to settle the obligations of the VIE. As of December 31, 2023, all of the liabilities are non-recourse to us except for the debt of certain VIEs. See *Debt of Variable Interest Entities and Guarantees of Third-party Obligations* under *Note 7. Notes Payable and Commercial Bank Financing* for further discussion. The risk and reward characteristics of the VIEs are similar.

Other VIEs

Prior to the Reorganization, SBG had several investments in entities which are considered VIEs. However, SBG did not participate in the management of these entities, including the day-to-day operating decisions or other decisions which would allow SBG to control the entity, and therefore, SBG was not considered the primary beneficiary of these VIEs. SBG's investments in these VIEs for which SBG was not the primary beneficiary were transferred to Ventures as part of the Reorganization.

The carrying amounts of SBG's investments in these VIEs for which SBG was not the primary beneficiary were $187 million as of December 31, 2022 and are included in other assets in SBG's consolidated balance sheets. The income and loss related to equity method investments and other equity investments are recorded in income from equity method investments and other expense, net, respectively, in SBG's consolidated statements of operations. SBG recorded gains of $37 million, $58 million, and $37 million for the years ended December 31, 2023, 2022, and 2021, respectively, related to these investments.

In conjunction with the Transaction, the composition of the DSIH board of managers was modified resulting in SBG's loss of voting control over DSIH. SBG holds substantially all of the equity of DSIH and provides certain management and general and administrative services to DSIH. However, it was determined that SBG is not the primary beneficiary because SBG lacks the ability to control the activities that most significantly drive the economics of the business. The carrying amount of SBG's investment in DSIH is zero and there is no obligation for SBG to provide additional financial support. Prior to the Reorganization, SBG was also party to the A/R Facility held by an indirect wholly-owned subsidiary of DSIH which had an outstanding balance of approximately $193 million as of December 31, 2022. See *Note Receivable* within *Note 6. Other Assets.* The amounts drawn under the A/R facility represent our maximum loss exposure. The loans under the A/R Facility were transferred to Ventures as part of the Reorganization.

14.   RELATED PERSON TRANSACTIONS:

Transactions With SBG's Indirect Controlling Shareholders

David, Frederick, J. Duncan, and Robert Smith (collectively, "the Sinclair controlling shareholders") are brothers and hold substantially all of the Sinclair Class B Common Stock and some of the Sinclair Class A Common Stock. SBG engaged in the following transactions with them and/or entities in which they have substantial interests:

Leases. Certain assets used by SBG and SBG's operating subsidiaries are leased from entities owned by the Sinclair controlling shareholders. Lease payments made to these entities were $6 million for both the years ended December 31, 2023 and 2022 and $5 million for the year ended December 31, 2021.

Finance leases payable related to the aforementioned relationships were $7 million, net of $1 million interest, and $9 million, net of $1 million interest, as of December 31, 2023 and 2022, respectively. The finance leases mature in periods through 2030. For further information on finance leases to affiliates, see *Note 7. Notes Payable and Commercial Bank Financing.*

Charter Aircraft. SBG leases aircraft owned by certain controlling shareholders. For all leases, we incurred aggregate expenses of $0.2 million, $0.4 million and $1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Cunningham Broadcasting Corporation

Cunningham owns a portfolio of television stations, including: WNUV-TV Baltimore, Maryland; WRGT-TV Dayton, Ohio; WVAH-TV Charleston, West Virginia; WMYA-TV Anderson, South Carolina; WTTE-TV Columbus, Ohio; WDBB-TV Birmingham, Alabama; WBSF-TV Flint, Michigan; WGTU-TV/WGTQ-TV Traverse City/Cadillac, Michigan; WEMT-TV Tri-Cities, Tennessee; WYDO-TV Greenville, North Carolina; KBVU-TV/KCVU-TV Eureka/Chico-Redding, California; WPFO-TV Portland, Maine; KRNV-DT/KENV-DT Reno, Nevada/Salt Lake City, Utah; and KTXD-TV in Dallas, Texas (collectively, the Cunningham Stations). Certain of SBG's stations provide services to these Cunningham Stations pursuant to LMAs or JSAs and SSAs. See *Note 13. Variable Interest Entities*, for further discussion of the scope of services provided under these types of arrangements.

All of the non-voting stock of the Cunningham Stations is owned by trusts for the benefit of the children of the Sinclair controlling shareholders. SBG consolidates certain subsidiaries of Cunningham with which SBG has variable interests through various arrangements related to the Cunningham Stations.

The services provided to WNUV-TV, WMYA-TV, WTTE-TV, WRGT-TV and WVAH-TV are governed by a master agreement which has a current term that expires on July 1, 2028 and there is one additional 5-year renewal terms remaining with final expiration on July 1, 2033. SBG also executed purchase agreements to acquire the license related assets of these stations from Cunningham, which grant SBG the right to acquire, and grant Cunningham the right to require SBG to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock or the assets of these individual subsidiaries of Cunningham. Pursuant to the terms of this agreement SBG is obligated to pay Cunningham an annual fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue or (ii) $6 million. The aggregate purchase price of these television stations increases by 6% annually. A portion of the fee is required to be applied to the purchase price to the extent of the 6% increase. The cumulative prepayments made under these purchase agreements were $65 million and $61 million as of December 31, 2023 and 2022, respectively. The remaining aggregate purchase price of these stations, net of prepayments, was $54 million for both the years ended December 31, 2023 and 2022. Additionally, SBG provides services to WDBB-TV pursuant to an LMA, which expires April 22, 2025, and have a purchase option to acquire for $0.2 million. SBG paid Cunningham, under these agreements, $12 million, $10 million, and $11 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The agreements with KBVU-TV/KCVU-TV, KRNV-DT/KENV-DT, WBSF-TV, WDBB-TV, WEMT-TV, WGTU-TV/WGTQ-TV, WPFO-TV, and WYDO-TV expire between April 2025 and November 2029, and certain stations have renewal provisions for successive eight-year periods.

As SBG consolidates the licensees as VIEs, the amounts SBG earns or pays under the arrangements are eliminated in consolidation and the gross revenues of the stations are reported in SBG's consolidated statements of operations. SBG's consolidated revenues include $140 million, $159 million, and $144 million for the years ended December 31, 2023, 2022, and 2021, respectively, related to the Cunningham Stations.

SBG has an agreement with Cunningham to provide master control equipment and provide master control services to a station in Johnstown, PA with which Cunningham has an LMA that expires in June 2025. Under the agreement, Cunningham paid SBG an initial fee of $1 million and pays SBG $0.3 million annually for master control services plus the cost to maintain and repair the equipment. In addition, SBG has an agreement with Cunningham to provide a news share service with the Johnstown, PA station for an annual fee of $0.6 million which increases by 3% on each anniversary and which expires in November 2024.

SBG has multi-cast agreements with Cunningham Stations in the Eureka/Chico-Redding, California; Tri-Cities, Tennessee; Anderson, South Carolina; Baltimore, Maryland; Portland, Maine; Charleston, West Virginia; Dallas, Texas; and Greenville, North Carolina markets. In exchange for carriage of these networks in their markets, SBG paid $2 million, $1 million, and $2 million for the years ended December 31, 2023, 2022, and 2021, respectively, under these agreements.

MileOne Autogroup, Inc.

SBG sells advertising time to certain operating subsidiaries of MileOne Autogroup, Inc. ("MileOne"), including automobile dealerships, body shops, and an automobile leasing company. David Smith has a controlling interest in, and is a member of the Board of Directors of, MileOne. SBG received payments for advertising totaling less than $0.1 million for each of the years ended December 31, 2023 and 2022 and $0.1 million for the year December 1, 2021.

Leased Property by Real Estate Ventures

Certain of SBG's real estate ventures have entered into leases with entities owned by members of the Smith Family. Total rent received under these leases was $1 million for each of the years ended December 31, 2023, 2022, and 2021.

Sinclair, Inc.

Subsequent to the Reorganization, Sinclair is the sole member of SBG. See *Company Reorganization* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies* for further discussion.

SBG recorded revenue of $5 million for the year ended December 31, 2023 within the local media segment related to sales services provided by SBG to Sinclair, and certain of its direct and indirect subsidiaries.

SBG recorded expenses of $6 million for the year ended December 31, 2023 within the local media segment related to digital advertising services provided by Sinclair, and certain of its direct and indirect subsidiaries, to SBG.

SBG made cash distributions of $554 million to Sinclair, and certain of its direct and indirect subsidiaries, for the year ended December 31, 2023.

SBG received cash payments of $72 million from Sinclair, and certain of its direct and indirect subsidiaries, for the year ended December 31, 2023.

As of December 31, 2023, SBG had a receivable from Sinclair, and certain of its direct and indirect subsidiaries, of $3 million, included within prepaid expenses and other current assets in SBG's consolidated balance sheets.

Diamond Sports Intermediate Holdings LLC

Subsequent to February 28, 2022, SBG's equity interest in DSIH is accounted for as an equity method investment.

Management Services Agreement. In 2019, SBG entered into a management services agreement with DSG, a wholly-owned subsidiary of DSIH, in which SBG provides DSG with affiliate sales and marketing services and general and administrative services. The contractual annual amount due from DSG for these services during the fiscal year ended December 31, 2023 is $78 million, which is subject to increases on an annual basis. Additionally, the agreement contains an incentive fee payable to SBG calculated based on certain terms contained within new or renewed distribution agreements with Distributors. As a condition to the Transaction, DSG will defer the cash payment of a portion of its management fee payable to SBG over the next four years. Pursuant to this agreement, excluding the amounts deferred as part of the Transaction, the local media segment recorded $49 million and $60 million of revenue for the years ended December 31, 2023 and 2022 related to both the contractual and incentive fees, of which $24 million was eliminated in consolidation prior to the Deconsolidation for the year ended December 31, 2022. SBG will not recognize the portion of deferred management fees as revenue until such fees are determined to be collectible. The terms of this agreement are subject to change depending upon the outcome of the settlement with DSG discussed in *Note 12. Commitments and Contingencies.*

Distributions. DSIH made distributions to DSH for tax payments on the dividends of the Redeemable Subsidiary Preferred Equity of $7 million for the year ended December 31, 2022.

Note receivable. For the year ended December 31, 2023, SBG received payments totaling $203 million related to the note receivable associated with the A/R facility, including $199 million from DSPV on May 10, 2023, representing the aggregate outstanding principal amount of the loans under the A/R Facility, accrued interest, and outstanding fees and expenses. For the year ended December 31, 2022, SBG received payments totaling $60 million from DSPV and funded an additional $40 million related to the note receivable associated with the A/R facility.

SBG recorded revenue of $11 million and $15 million for the years ended December 31, 2023 and 2022, respectively, within the local media segment and other related to certain other transactions between DSIH and SBG.

Other Equity Method Investees

YES Network. In August 2019, YES Network, which was accounted for as an equity method investment prior to the Deconsolidation, entered into a management services agreement with SBG, in which SBG provides certain services for an initial term that expires on August 29, 2025. The agreement will automatically renew for two 2-year renewal terms, with a final expiration on August 29, 2029. Pursuant to the terms of the agreement, the YES Network paid SBG a management services fee of $1 million and $6 million for the years ended December 31, 2022 and 2021, respectively.

DSIH has a minority interest in certain mobile production businesses. Prior to the Deconsolidation, SBG accounted for these as equity method investments. DSIH made payments to these businesses for production services totaling $5 million and $45 million for the years ended December 31, 2022 and 2021, respectively.

SBG has a minority interest in a sports marketing company, which SBG accounts for as an equity method investment. Payments to this business for marketing services totaling $2 million and $17 million for the years ended December 31, 2022 and 2021, respectively.

Sports Programming Rights

Affiliates of six professional teams had non-controlling equity interests in certain of DSIH's regional sports networks. DSIH paid $61 million and $424 million, net of rebates, for the years ended December 31, 2022 and 2021, respectively, under sports programming rights agreements covering the broadcast of regular season games associates with these professional teams. Prior to the Deconsolidation, these payments were recorded in SBG's consolidated statements of operations and cash flows.

Employees

Jason Smith, an employee of the SBG, is the son of Frederick Smith, who is a Vice President of SBG and a member of SBG's Board of Managers. Jason Smith received total compensation of $0.8 million, $0.6 million, and $0.2 million, consisting of salary and bonus, for the years ended December 31, 2023, 2022, and 2021, respectively, consisting of salary and bonus, and was granted 2,239 shares of restricted stock, vesting over two years, during the year December 31, 2021.

Ethan White, an employee of SBG, is the son-in-law of J. Duncan Smith, who is a Vice President of SBG and a member of SBG's Board of Managers. Ethan White received total compensation of $0.2 million, consisting of salary and bonus, for the year ended December 31, 2023 and $0.1 million, consisting of salary and bonus, for each of the years ended December 31, 2022 and 2021, and was granted 1,252 shares of restricted stock, vesting over two years, during the year ended December 31, 2023.

Amberly Thompson, an employee of the Company, is the daughter of Donald Thompson, who is an Executive Vice President and Chief Human Resources Officer of SBG. Amberly Thompson received total compensation of $0.2 million, $0.1 million, and $0.2 million, consisting of salary and bonus, for the years ended December 31, 2023, 2022, and 2021, respectively.

Edward Kim, an employee of the company, is the brother-in-law of Christopher Ripley, who is the President and Chief Executive Officer of the SBG. Edward Kim received total compensation of $0.2 million, consisting of salary, for each of the years ended December 31, 2023, 2022, and 2021 and was granted 516 and 302 shares of restricted stock, vesting over two years, during the years ended December 31, 2023 and 2022, respectively.

Frederick Smith is the brother of David Smith, Executive Chairman of SBG and a member of SBG's Board of Managers, and J. Duncan Smith. Frederick Smith received total compensation of $1 million for each of the years ended December 31, 2023, 2022, and 2021, consisting of salary, bonus, and earnings related to Frederick Smith's participation in the Company's deferred compensation plan. J. Duncan Smith is the brother of David Smith and Frederick Smith. J. Duncan Smith received total compensation of $1 million for each of the years ended December 31, 2023, 2022, and 2021, consisting of salary and bonus.

15.   SEGMENT DATA:

During the year ended December 31, 2023, SBG modified its segment reporting to align with the new organizational structure of SBG discussed within *Company Reorganization* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies*. The segment information within the comparative periods have been recast to reflect this new presentation. During the year ended December 31, 2023, SBG measured segment performance based on operating income (loss). For the year ended December 31, 2023, SBG had one reportable segment: local media. Prior to the Deconsolidation on March 1, 2022, SBG had one additional reportable segment: local sports. SBG's local media segment includes SBG's television stations, original networks and content and provides these through free over-the-air programming to television viewing audiences for stations in markets located throughout the continental United States, as well as distributes the content of these stations to MVPDs for distribution to their customers in exchange for contractual fees. Prior to the Deconsolidation, the local sports segment provided viewers with live professional sports content and included the Bally RSNs, Marquee, and SBG's investment in the YES Network. Other and corporate are not reportable segments but are included for reconciliation purposes. Other primarily consists of tennis, non-broadcast digital and internet solutions, technical services, and non-media investments. Corporate costs primarily include SBG's costs to operate the parent company of its subsidiaries. All of SBG's businesses are located within the United States.

Segment financial information is included in the following tables for the years ended December 31, 2023, 2022, and 2021 (in millions):

As of December 31, 2023	Local media		Other & Corporate		Eliminations		Consolidated
Goodwill	$	2,016	$	—	$	—	$ 2,016
Assets		4,750		87		—	4,837

As of December 31, 2022	Local media		Other & Corporate		Eliminations		Consolidated
Goodwill	$	2,016	$	72	$	—	$ 2,088
Assets		5,554		1,150		—	6,704

For the year ended December 31, 2023	Local media		Other & Corporate (d)		Eliminations		Consolidated	
Revenue	$	2,866 (a)	$	119	$	(7) (c)	$	2,978
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets		243		10		(1)		252
Amortization of program contract costs		80		—		—		80
Corporate general and administrative expenses		134		520		—		654
Loss on deconsolidation of subsidiary		—		10		—		10
(Gain) loss on asset dispositions and other, net of impairment		(14) (b)		12		—		(2)
Operating income (loss)		227 (b)		(529)		—		(302)
Interest expense including amortization of debt discount and deferred financing costs		305		—		—		305
Income from equity method investments		—		31		—		31
Capital expenditures		86		4		—		90

For the year ended December 31, 2022	Local media	Local sports (e)	Other & Corporate	Eliminations	Consolidated
Revenue	$ 3,193 (a)	$ 482	$ 312	$ (59) (c)	$ 3,928
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets	243	54	28	(4)	321
Amortization of sports programming rights (f)	—	326	—	—	326
Amortization of program contract costs	90	—	—	—	90
Corporate general and administrative expenses	117	1	42	—	160
Gain on deconsolidation of subsidiary	—	—	(3,357) (g)	—	(3,357)
Gain on asset dispositions and other, net of impairment	(17) (b)	—	(47)	—	(64)
Operating income (loss)	591 (b)	(4)	3,393	—	3,980
Interest expense including amortization of debt discount and deferred financing costs	226	72	6	(8)	296
Income from equity method investments	—	10	46	—	56
Capital expenditures	96	2	7	—	105

For the year ended December 31, 2021	Local media	Local sports	Other & Corporate	Eliminations	Consolidated
Revenue	$ 2,887	$ 3,056	$ 352	$ (161) (c)	$ 6,134
Depreciation of property and equipment and amortization of definite-lived intangible assets and other assets	248	316	30	(3)	591
Amortization of sports programming rights (f)	—	2,350	—	—	2,350
Amortization of program contract costs	93	—	—	—	93
Corporate general and administrative expenses	148	10	12	—	170
Gain on asset dispositions and other, net of impairment	(23) (b)	(43) (b)	(5)	—	(71)
Operating income (loss)	388 (b)	(317) (b)	24	—	95
Interest expense including amortization of debt discount and deferred financing costs	183	436	13	(14)	618
Income (loss) from equity method investments	—	49	(4)	—	45
Capital expenditures	52	16	12	—	80

(a) Includes $55 million and $39 million for the year ended December 31, 2023 and 2022, respectively, of revenue for services provided by local media under management services agreements after the Deconsolidation, which is not eliminated in consolidation.

(b) Local Media includes gains of $8 million, $4 million, and $24 million related to reimbursements for spectrum repack costs for the years ended December 31, 2023, 2022, and 2021, respectively. Local sports includes $43 million related to the fair value of equipment that we received for the C-Band spectrum repack for the year ended December 31, 2021. See *Note 2. Acquisitions and Dispositions of Assets*.

(c) Includes $26 million and $111 million, of revenue for the years ended December 31, 2022 and 2021, respectively, for services provided by local media, which are eliminated in consolidation.

(d) Represents the activity in tennis, non-broadcast digital and internet solutions, technical services, and non-media investments (collectively, "Other") prior to the Reorganization on June 1, 2023 and the activity in corporate prior and subsequent to the Reorganization. See *Company Reorganization* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies*.

(e) Represents the activity prior to the Deconsolidation on March 1, 2022.

(f) The amortization of sports programming rights is included within media programming and production expenses on our consolidated statements of operations.

(g) Represents the gain recognized on the Deconsolidation.

16.   FAIR VALUE MEASUREMENTS:

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect the reporting entity's own assumptions.

The following table sets forth the face value and fair value of our financial assets and liabilities as of December 31, 2023 and 2022 (in millions):

	2023			**2022**		
	Face Value		**Fair Value**	**Face Value**		**Fair Value**
Level 1:						
Investments in equity securities (a)	N/A	$	—	N/A	$	6
Money market funds	N/A	$	309	N/A	$	741
Deferred compensation assets	N/A	$	—	N/A	$	41
Deferred compensation liabilities	N/A	$	—	N/A	$	35
Level 2:						
Investments in equity securities (a) (b)	N/A	$	—	N/A	$	153
Interest rate swap (c)	N/A	$	1	N/A	$	—
STG (d):						
5.500% Senior Notes due 2030	$	485	$ 362	$	500	$ 347
5.125% Senior Notes due 2027	$	274	$ 248	$	282	$ 230
4.125% Senior Secured Notes due 2030	$	737	$ 521	$	750	$ 560
Term Loan B-2, due September 30, 2026	$	1,215	$ 1,124	$	1,258	$ 1,198
Term Loan B-3, due April 1, 2028	$	722	$ 595	$	729	$ 692
Term Loan B-4, due April 21, 2029	$	739	$ 602	$	746	$ 709
Debt of variable interest entities (d)	$	7	$ 7	$	8	$ 8
Debt of non-media subsidiaries (a) (d)	$	—	$ —	$	16	$ 16
Level 3:						
Investments in equity securities (a) (e)	N/A	$	—	N/A	$	75

N/A - Not applicable

(a)   The debt of non-media subsidiaries and the investments in equity securities were transferred to Ventures as part of the Reorganization.

(b)   Consists of unrestricted warrants to acquire marketable common equity securities. The fair value of the warrants are derived from the quoted trading prices of the underlying common equity securities less the exercise price.

(c)   SBG entered into an interest rate swap effective February 7, 2023 and terminating on February 28, 2026 in order to manage a portion of SBG's exposure to variable interest rates. The swap agreement has a notional amount of $600 million, bears a fixed interest rate of 3.90%, and SBG receives a floating rate of interest based on SOFR. The fair value of the interest rate swap was an asset as of December 31, 2023. See *Hedge Accounting* within *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Interest Rate Swap* within *Note 7. Notes Payable and Commercial Bank Financing*.

(d)   Amounts are carried in SBG's consolidated balance sheets net of debt discount and deferred financing costs, which are excluded in the above table, of $46 million and $56 million as of December 31, 2023 and 2022, respectively.

(e)   On November 18, 2020, SBG entered into a commercial agreement with Bally's and received warrants and options to acquire common equity in the business. During the years ended December 31, 2023, 2022, and 2021, SBG recorded a fair value adjustment loss of $25 million, loss of $112 million, and loss of $50 million, respectively, related to these interests. The fair value of the warrants is primarily derived from the quoted trading prices of the underlying common equity. The fair value of the options is derived utilizing the Black Scholes valuation model. The most significant inputs include the trading price of the underlying common stock, the exercise price of the options, which range from $30 to $45 per share. The warrants and options were transferred to Ventures as part of the Reorganization.

The following table summarizes the changes in financial assets measured at fair value on a recurring basis and categorized as Level 3 under the fair value hierarchy (in millions):

	Options and Warrants
Fair Value at December 31, 2021	$ 282
Measurement adjustments	(112)
Transfer to Level 2	(95)
Fair Value at December 31, 2022	75
Measurement Adjustments	**(25)**
Transfer to Ventures	**(50)**
Fair Value at December 31, 2023	$ —

17.   SUBSEQUENT EVENTS:

On January 17, 2024, Sinclair announced that it agreed, subject to definitive documentation and final court approval, to a global settlement and release of all claims associated with the litigation filed by DSG and DSG's wholly-owned subsidiary, Diamond Sports Net, LLC, in July 2023, which settlement includes an amendment to the management services agreement between STG and DSG.

The settlement is subject to definitive documentation, including finalization of certain transition terms, and approval by the U.S. Bankruptcy Court in Houston overseeing DSG's chapter 11 case. A motion for approval of the settlement was filed with the court on January 23, 2024. On February 26, 2024, the court approved the settlement, subject to Sinclair and DSG completing definitive documentation.

See *Note 12. Commitments and Contingencies* for additional information regarding the settlement.

SINCLAIR, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sinclair, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sinclair, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive (loss) income, equity (deficit) and redeemable noncontrolling interests and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting appearing under *Controls and Procedures*. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Local Media Segment Advertising Revenue

As discussed in Note 1 to the consolidated financial statements, the Company recorded advertising revenue of $1,236 million relating to the local media segment for the year ended December 31, 2023. Advertising revenue is generated primarily from the sale of advertising spots/impressions. Advertising revenue is recognized in the period in which the advertising spots/impressions are delivered.

The principal consideration for our determination that performing procedures relating to the local media segment advertising revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition for advertising revenue, including controls over the recording of advertising revenue in the period in which the advertising spots/impressions are delivered. These procedures also included, among others, evaluating revenue recognition for a sample of advertising transactions by obtaining taped recordings denoting the as-aired advertisements and comparing those ads to the invoices generated and cash received against revenue transactions recorded in the consolidated financial statements.

Pricewaterhouse Coopers LLP

Baltimore, Maryland
February 29, 2024

We have served as the Company's auditor since 2009.

SINCLAIR BROADCAST GROUP, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Managers of Sinclair Broadcast Group, LLC and to the Board of Directors of Sinclair, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sinclair Broadcast Group, LLC and its subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, of comprehensive (loss) income, and of cash flows for each of the three years in the period ended December 31, 2023, of member's equity (deficit) and redeemable noncontrolling interests for the year ended December 31, 2023, and of equity (deficit) and redeemable noncontrolling interests for each of the years ended December 31, 2022 and 2021, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting appearing under *Controls and Procedures.* Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Local Media Segment Advertising Revenue

As discussed in Note 1 to the consolidated financial statements, the Company recorded advertising revenue of $1,236 million relating to the local media segment for the year ended December 31, 2023. Advertising revenue is generated primarily from the sale of advertising spots/impressions. Advertising revenue is recognized in the period in which the advertising spots/impressions are delivered.

The principal consideration for our determination that performing procedures relating to the local media segment advertising revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition for advertising revenue, including controls over the recording of advertising revenue in the period in which the advertising spots/impressions are delivered. These procedures also included, among others, evaluating revenue recognition for a sample of advertising transactions by obtaining taped recordings denoting the as-aired advertisements and comparing those ads to the invoices generated and cash received against revenue transactions recorded in the consolidated financial statements.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 29, 2024

We have served as the Company's auditor since 2009.

Board of Directors

David D. Smith
Chairman of the Board,
Executive Chairman
Sinclair, Inc.

Frederick G. Smith
Vice President
Sinclair, Inc.

J. Duncan Smith
Secretary,
Vice President
Sinclair, Inc.

Robert E. Smith
Founder
Stages Music Arts

Laurie R. Beyer
Executive Vice President,
Chief Financial Officer
GBMC Healthcare, Inc.

Benjamin S. Carson, Sr.
Chairman & Founder, American
Cornerstone Institute
17th Secretary of the United States Department of Housing and Urban Development
Emeritus Professor of Neurosurgery,
Johns Hopkins Medicine

Howard E. Friedman
Founding Partner
Lanx Management, LLC

Daniel C. Keith
President and Founder
Cavanaugh Group, Inc.

Benson E. Legg
Retired Chief Judge
United States District Court for the District
of Maryland

Corporate Officers

David D. Smith
Executive Chairman

Christopher S. Ripley
President & Chief Executive Officer

Robert D. Weisbord
Chief Operating Officer and President,
Local Media

Lucy A. Rutishauser
Executive Vice President, Chief Financial
Officer

David B. Gibber
Executive Vice President, Chief Legal
Officer

Annual Meeting

The Annual Meeting of stockholders will be
held at Sinclair, Inc.'s corporate offices,
10706 Beaver Dam Road
Hunt Valley, MD 21030
Tuesday, June 11, 2024 at 10:00am

Independent Registered Public Accounting Firm

PricewaterhouseCoopers, LLP
100 East Pratt Street, Suite 2600
Baltimore, MD 21202-1096

Common Stock

The Company's Class A Common Stock
trades on the Nasdaq Global Select Market
tier of the NasdaqSM Stock Market under
the symbol SBGI.

Transfer Agent & Registrar

Questions regarding stock certificates,
change of address, or other stock transfer
account matters may be directed to:
Equiniti Trust Company, LLC
Operations Center
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660
Toll Free: 1-800-937-5449
Email: helpAST@equiniti.com
Website: https://equiniti.com/us/ast-access/
individuals/

Form 10-K Annual Report

A copy of the Company's 2023 Form 10-K,
as filed with the Securities and Exchange
Commission, is available, at no charge, on
the Company's website www.sbgi.net or
upon written request to:
Chris King, VP Investor Relations
Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
410-568-1500